File Nos.   333-63719
                                                                811-05618
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    ( )
            Pre-Effective Amendment No. 1                                  (X)
            Post-Effective Amendment No.                                   ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
            Amendment No. 39                                               (X)

                      (Check appropriate box or boxes.)

     ALLIANZ LIFE VARIABLE ACCOUNT B
     -------------------------------
        (Exact Name of Registrant)

     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
     -----------------------------------------------
        (Name of Depositor)


     1750 Hennepin Avenue,  Minneapolis,  MN                             55403
     -------------------------------------------                         -----
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number,  including Area Code             (612)  347-6596

     Name and Address of Agent for Service
     -------------------------------------
          Michael T. Westermeyer
          Allianz Life Insurance Company of North America
          1750 Hennepin Avenue
          Minneapolis,  MN 55403

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer,  P.C.
          P.O. Box 5108
          Westport,  CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this filing.

==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

Item No.                                                 Location
--------                                                 --------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions .  . . . . . . . . . . . . . . .   Index of Terms

Item 3.   Synopsis or Highlights.  . . . . . . . . . .   Profile

Item 4.   Condensed Financial Information. . . . . . .   Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . . . Other Information-
                                                         The Separate Account,
                                                         Allianz Life,
                                                         Investment Options

Item 6.   Deductions. . . . . . . . .. . . . . . . . . . Expenses

Item 7.   General Description of Variable
          Annuity Contracts . . . . . . . . . . . . . . .The Franklin Valuemark
                                                         Charter Variable Annuity
                                                         Contract

Item 8.   Annuity Period. . .. . . . . . . . . . . . . . Annuity Payments
                                                         (The Payout Phase)

Item 9.   Death Benefit. . . . . . . . . . . . . . . . . Death Benefit

Item 10.  Purchases and Contract Value. . . . . . . . . .Purchase

Item 11.  Redemptions. . . . . . . . . . . . . . . . . . Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . . . Taxes

Item 13.  Legal Proceedings. . . . . . . . . . . . . . . None

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . .    Table of Contents
                                                         of the Statement of
                                                         Additional Information




                        CROSS REFERENCE SHEET (cont'd)
                            (Required by Rule 495)


Item No.                                               Location
--------                                            --------------------

          PART B

Item 15.  Cover Page. . . . . . . . .. . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . . . .   Insurance Company

Item 18.  Services. . . . . . . . . . . . .. . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered. . . .  Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . .  Distributor

Item 21.  Calculation of Performance Data. . . . . .   Calculation of
                                                       Performance Data

Item 22.  Annuity Payments. . . . . . . . . . . . . .  Annuity Provisions

Item 23.  Financial Statements. . . . .  . . . . . .   Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.


                                     PART A

Profile of the
   Franklin Valuemark Charter Variable Annuity Contract


ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA

___________, 1998


This profile is a summary of some of the more important points that you should consider and know before purchasing the Franklin Valuemark Charter Variable Annuity Contract with a fixed account. The Contract is more fully described in the prospectus which accompanies this profile. Please read the prospectus carefully.

1. THE FRANKLIN VALUEMARK CHARTER VARIABLE ANNUITY CONTRACT


The Franklin Valuemark Charter variable annuity contract with a fixed account offered by Allianz Life Insurance Company of North America (Allianz Life) is a contract between you, the owner, and Allianz Life, an insurance company. The Contract provides a means for investing on a tax-deferred basis. The Contract is intended for retirement savings or other long-term investment purposes. The Contract provides for a death benefit and guaranteed annuity income options.


The Contract has 22 variable options -- each of which invests in a portfolio of Franklin Valuemark Funds and a fixed account of Allianz Life. The portfolios are managed by Franklin Advisers, Inc. and its Templeton and Franklin affiliates. A list of the available portfolios is contained in Section 4. Depending upon market conditions, you can make or lose money in the Contract based on the portfolios' investment performance. The portfolios are designed to offer a better return than the fixed account, however, this is not guaranteed.

The fixed account offers an interest rate that is guaranteed by Allianz Life. Your initial interest rate is set on the date when your money is invested in the fixed account and remains effective for one year. Initial interest rates are declared monthly. If you select the fixed account, your money will be held in our general account with principal and interest backed by Allianz Life.

Currently, you can put your money in 10 investment choices at one time (which includes any of the 22 Variable Options and the Allianz Life fixed account). Allianz Life has the right to limit the number of variable options which you may invest in at any one time (now or in the future).

Like all deferred annuity contracts, your Contract has two phases: the accumulation phase and the payout phase. During the accumulation phase, your earnings accumulate on a tax-deferred basis and are based on the investment performance of the portfolio(s) you selected and/or the interest rate earned on the money you have in the fixed option. During the accumulation phase, the earnings are taxed as income only when you make a surrender. The payout phase occurs when you begin receiving regular payments from your Contract. The amount of the payments you may receive during the payout phase depends in part upon the amount of money you are able to accumulate in your Contract during the accumulation phase.


2. ANNUITY PAYMENTS
(THE PAYOUT PHASE)


You can receive monthly annuity payments from your Contract by selecting one of the following annuity options (all of these options assume you are the owner and the annuitant):

(1)  payments for your life;

(2) payments for your life, but if you die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years);

(3) payments during the joint lifetime of you and the joint annuitant - - when either of you die, payments will continue as long as the survivor lives;

(4) payments during the joint lifetime of you and the joint annuitant, but if you and the joint annuitant die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years); and

(5) payments during your life ending with the last payment due prior to your death with a guarantee that at your death Allianz Life will make a refund to your beneficiary if the value of the payments made is less than the amount applied to the annuity option. If you choose a fixed payout under this option, the refund will be the excess of the amount you applied to this option over the total of all annuity payments we have made under this option. If you choose a variable payout under this option, the refund will be the dollar value of the annuity units equal to the value applied to this option divided by the annuity unit value used to determine your first payment less the sum of the number of annuity units represented by each payment and the number of payments made.

Once you begin receiving regular annuity payments, you cannot change your annuity option or surrender your Contract.

During the payout phase, you may select from the variable options available or the fixed account for your investment choices. You may elect to receive annuity payments as a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your payments based on portfolio performance (i.e., variable payout), the dollar amount of your annuity payments may go up or down, depending on the investment performance of the portfolios you choose.

3. PURCHASE

You can buy the Contract with $25,000 or more. You can add $250 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms. You and the annuitant cannot be older than 85 years old at the time you buy the Contract. This product is not appropriate for market timers.

4. INVESTMENT OPTIONS

You may select the Allianz Life fixed account and/or the variable options which invest in Class 2 shares of the following portfolios of Franklin Valuemark
Funds:

PORTFOLIO SEEKING STABILITY
OF PRINCIPAL AND INCOME:
Money Market Fund

PORTFOLIOS SEEKING
CURRENT INCOME:
High Income Fund
Templeton Global Income Securities Fund
U.S. Government Securities Fund

PORTFOLIOS SEEKING
GROWTH AND INCOME:
Global Utilities Securities Fund
Growth and Income Fund
Income Securities Fund
Mutual Shares Securities Fund
Real Estate Securities Fund
Rising Dividends Fund
Templeton Global Asset Allocation Fund
Value Securities Fund

PORTFOLIOS SEEKING
CAPITAL GROWTH:
Capital Growth Fund
Global Health Care Securities Fund
Mutual Discovery Securities Fund
Natural Resources Securities Fund
Small Cap Fund
Templeton Developing Markets Equity Fund
Templeton Global Growth Fund
Templeton International Equity Fund
Templeton International Smaller Companies Fund
Templeton Pacific Growth Fund

The  portfolios  are fully  described  in the attached  prospectus  for Franklin
Valuemark   Funds.  You  can  make  or  lose  money  based  on  the  portfolios'
performance.

5. EXPENSES

The Contract has insurance features and investment features, and there are costs related to each.

The annual insurance charges for your Contract depend on the death benefit (traditional or enhanced) that you select when you buy the Contract. The annual insurance charges total 1.15% (traditional death benefit) or 1.35% (enhanced death benefit) of the average daily value of your Contract allocated to the variable options.

Each year Allianz Life also deducts a $40 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the cumulative value of all your Franklin Valuemark Charter Contracts (registered with the same social security number) are at least $100,000.

There are also annual portfolio operating expenses, which vary depending upon the portfolios you select. These expenses range from .70% to 1.72% of the average daily value of the portfolios' Class 2 shares.

You can transfer between investment choices up to 12 times a year without charge. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less. Market timing transfers may not be permitted.

Allianz Life does not assess a surrender charge, or a contingent deferred sales charge if you make a surrender (partial or total) from the Contract.

Allianz Life may assess a state premium tax charge which ranges from 0%-3.5% (depending upon the state) when you die, start receiving annuity payments, or make a complete surrender.

We have provided the following charts to help you understand the expenses in your Contract. Chart 1 is for Contracts with the traditional death benefit option. Chart 2 is for Contracts with the enhanced death benefit option. The column "Total Annual Insurance Charges" includes the $40 contract maintenance charge which has been converted to a percentage and is represented as .10% below. The column "Total Annual Expenses" shows the total of the $40 contract maintenance charge (which has been converted to a percentage and is represented as .10% below), the insurance charges (which either total 1.15% or 1.35%, depending upon the death benefit you selected) and the total annual portfolio expenses for each portfolio.

The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you surrender your Contract: (1) at the end of year 1, and (2) at the end of year 10.

The  premium tax is assumed to be 0% in both examples.

These are just examples. They do not represent past or future expenses. Actual expenses may be higher or lower than those shown.

CHART 1 - EXPENSES FOR CONTRACTS WITH TRADITIONAL DEATH BENEFIT:


                                      Total
                          Total       Annual       EXAMPLES:
                          Annual      Class 2     Total     Expenses at
                          Insurance   Portfolio   Annual    end of:
Variable Option           Charges     Expenses    Expenses  1 Year   10 Years
-----------------------------------------------------------------------------

Capital Growth            1.25%        1.07%      2.32%      $24      $265
Global Health Care
 Securities               1.25%        1.16%      2.41%      $24      $275
Global Utilities
 Securities               1.25%         .80%      2.05%      $21      $237
Growth and Income         1.25%         .79%      2.04%      $21      $236
High Income               1.25%         .83%      2.08%      $21      $241
Income Securities         1.25%         .80%      2.05%      $21      $237
Money Market              1.25%         .83%      2.08%      $21      $241
Mutual Discovery
 Securities               1.25%        1.36%      2.61%      $26      $295
Mutual Shares Securities  1.25%        1.10%      2.35%      $24      $268
Natural Resources
 Securities               1.25%         .99%      2.24%      $23      $257
Real Estate Securities    1.25%         .84%      2.09%      $21      $242
Rising Dividends          1.25%        1.04%      2.29%      $23      $262
Small Cap                 1.25%        1.07%      2.32%      $24      $265
Templeton Developing
 Markets Equity           1.25%        1.72%      2.97%      $30      $329
Templeton Global Asset
 Allocation               1.25%        1.24%      2.49%      $25      $283
Templeton Global Growth   1.25%        1.18%      2.43%      $25      $277
Templeton Global Income
 Securities               1.25%         .92%      2.17%      $22      $250
Templeton International
 Equity                   1.25%        1.19%      2.44%      $25      $278
Templeton International
 Smaller Companies        1.25%        1.36%      2.61%      $26      $295
Templeton Pacific
 Growth                   1.25%        1.33%      2.58%      $26      $292
U.S. Government
 Securities               1.25%         .80%      2.05%      $21      $237
Value Securities          1.25%        1.11%      2.36%      $24      $270


CHART 2 - EXPENSES FOR CONTRACTS WITH ENHANCED DEATH BENEFIT:

                                                            EXAMPLES:

                                      Total
                          Total       Annual
                          Annual      Class 2     Total     Expenses at
                          Insurance   Portfolio   Annual    end of:
Variable Option           Charges     Expenses    Expenses  1 Year   10 Years
-----------------------------------------------------------------------------

Capital Growth            1.45%        1.07%      2.52%      $26      $286
Global Health Care
 Securities               1.45%        1.16%      2.61%      $26      $295
Global Utilities
 Securities               1.45%         .80%      2.25%      $23      $258
Growth and Income         1.45%         .79%      2.24%      $23      $257
High Income               1.45%         .83%      2.28%      $23      $261
Income Securities         1.45%         .80%      2.25%      $23      $258
Money Market              1.45%         .83%      2.28%      $23      $261
Mutual Discovery
 Securities               1.45%        1.36%      2.81%      $28      $314
Mutual Shares Securities  1.45%        1.10%      2.55%      $26      $289
Natural Resources
 Securities               1.45%         .99%      2.44%      $25      $278
Real Estate Securities    1.45%         .84%      2.29%      $23      $262
Rising Dividends          1.45%        1.04%      2.49%      $25      $283
Small Cap                 1.45%        1.07%      2.52%      $26      $286
Templeton Developing
 Markets Equity           1.45%        1.72%      3.17%      $32      $348
Templeton Global Asset
 Allocation               1.45%        1.24%      2.69%      $27      $302
Templeton Global Growth   1.45%        1.18%      2.63%      $27      $297
Templeton Global Income
 Securities               1.45%         .92%      2.37%      $24      $271
Templeton International
 Equity                   1.45%        1.19%      2.64%      $27      $298
Templeton International
 Smaller Companies        1.45%        1.36%      2.81%      $28      $314
Templeton Pacific
 Growth                   1.45%        1.33%      2.78%      $28      $311
U.S. Government
 Securities               1.45%         .80%      2.25%      $23      $258
Value Securities          1.45%        1.11%      2.56%      $26      $290


The expenses for the newly formed Class 2 shares of each portfolio have been estimated. Estimates are based on the Class 2 Rule 12b-1 Plan and each portfolio's historical Class 1 share expenses or, for the new Global Health Care Securities and Value Securities Funds, estimated Class 1 share expenses.
For more detailed information, see the Fee Table in the prospectus for the Contract.

6. TAXES

You do not have to pay taxes on any earnings until you withdraw money from your Contract. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the taxable amounts surrendered. Payments during the payout phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Contract is tax-qualified, the entire payment may be taxable.


7. ACCESS TO YOUR MONEY

You may make a surrender at any time during the accumulation phase. Any partial surrender must be for at least $500. You may request a surrender or elect the Systematic Withdrawal Program or Minimum Distribution Program which are briefly described in Section 10 of this Profile. Of course, you may also have to pay income taxes and a tax penalty on any money you take out of the Contract.

8. PERFORMANCE

The value of the Contract will vary up or down depending upon the performance of the portfolio(s) you choose.

The following charts show total returns for the Contracts for the periods shown. Chart 1 shows the performance for Contracts with the traditional death benefit and Chart 2 shows performance for Contracts with the enhanced death benefit. Performance is not shown for the Global Health Care Securities Fund and the Value Securities Fund because they began operations on May 1, 1998. These numbers reflect the insurance charges, the contract maintenance charge and the operating expenses of the portfolios. Although the Contracts are new, the performance assumes your Contract was invested in the portfolios for the periods shown. Because the portfolios' Class 2 shares are new, the performance is based on the historical performance of the portfolios' Class 1 shares. Class 2 shares have 12b-1 plan expenses currently equal to .30% per year which will affect future performance. Past performance is not a guarantee of future results.

CHART 1

                                    Calendar Year

Variable Option     1997      1996    1995    1994     1993     1992     1991     1990
-------------------------------------------------------------------------------------
Capital Growth     16.86%      N/A    N/A      N/A      N/A       N/A      N/A     N/A
Global Utilities
 Securities        25.21%    5.74%   29.76%  -12.67%    9.17%    7.37%   23.08%   0.59%
Growth and Income  26.18%   12.78%   31.22%   -3.24%    8.95%    5.39%   22.10%  -3.56%
High Income        10.17%   12.49%   18.30%   -3.47%   14.32%   14.82%   28.55%  -9.81%
Income Securities  15.65%    9.90%   20.90%   -7.44%   17.15%   11.83%   38.23%  -8.60%
Money Market        3.94%    3.85%    4.45%    2.54%    1.27%    1.78%    4.18%   6.29%
Mutual Discovery
 Securities        17.90%      N/A    N/A      N/A      N/A        N/A     N/A     N/A
Mutual Shares
 Securities        16.29%      N/A    N/A      N/A      N/A        N/A     N/A     N/A
Natural Resources
 Securities       -20.00%    2.70%    1.08%   -3.21%   53.75%   -11.26%   2.54% -15.07%
Real Estate
 Securities        19.22%   31.19%   16.08%    1.62%   17.55%    10.71%  31.88% -13.08%
Rising Dividends   31.41%   22.65%   28.16%   -5.27%   -4.66%      N/A     N/A     N/A
Small Cap          15.98%   27.49%    N/A       N/A     N/A        N/A     N/A     N/A
Templeton
 Developing
 Markets Equity    -9.86%   20.09%    1.50%     N/A     N/A        N/A     N/A     N/A
Templeton Global
 Asset Allocation  10.34%   18.35%    N/A       N/A     N/A        N/A     N/A     N/A
Templeton Global
 Growth            12.10%   19.79%   11.33%     N/A     N/A        N/A     N/A     N/A
 Templeton Global
 Income Securities  1.20%    8.28%   13.27%   -6.17%   15.25%     -1.62%  10.91%   8.43%
Templeton
 International
 Equity            10.31%   21.46%    9.23%   -0.38%   27.01%      N/A     N/A     N/A
Templeton
 International
 Smaller
 Companies         -2.73%    N/A      N/A       N/A     N/A        N/A     N/A     N/A
Templeton Pacific
 Growth           -36.78%    9.72%    6.64%   -9.93%   46.08%      N/A     N/A     N/A
U.S. Government
 Securities         7.96%    2.32%   18.00%   -5.74%    8.36%      6.33%  14.46%   7.57%


CHART 2

                                    Calendar Year

Variable Option     1997      1996     1995     1994     1993    1992     1991    1990
----------------------------------------------------------------------------------------
Capital Growth     16.62%     N/A       N/A      N/A      N/A     N/A      N/A     N/A
Global Utilities
 Securities        24.96%    5.52%    29.50%   -12.85%    8.96%   7.15%   22.84%   0.39%
Growth and Income  25.93%   12.55%    30.95%    -3.43%    8.73%   5.18%   21.86%  -3.75%
High Income         9.95%   12.26%    18.06%    -3.66%   14.10%  14.59%   28.30%  -9.99%
Income Securities  15.42%    9.67%    20.66%    -7.62%   16.92%  11.61%   37.95%  -8.78%
Money Market        3.74%    3.64%     4.24%     2.34%    1.07%   1.57%    3.97%   6.08%
Mutual Discovery
 Securities        17.67%    N/A        N/A      N/A      N/A     N/A      N/A     N/A
Mutual Shares
 Securities        16.05%    N/A        N/A      N/A      N/A     N/A      N/A     N/A
Natural Resources
 Securities       -20.16%    2.49%     0.88%    -3.40%   53.45% -11.44%    2.33% -15.24%
Real Estate
 Securities        18.98%   30.92%    15.85%     1.42%   17.32%  10.48%   31.62% -13.25%
Rising Dividends   31.14%   22.40%    27.91%    -5.46%   -4.85%   N/A      N/A     N/A
Small Cap          15.75%   27.23%      N/A      N/A      N/A     N/A      N/A     N/A
Templeton
 Developing
 Markets Equity   -10.04%   19.85%     1.30%     N/A      N/A     N/A      N/A     N/A
Templeton Global
 Asset Allocation  10.12%   18.12%      N/A      N/A      N/A     N/A      N/A     N/A
Templeton Global
 Growth            11.88%   19.54%    11.11%     N/A      N/A     N/A      N/A     N/A
 Templeton Global
 Income Securities  1.00%    8.06%    13.04%    -6.36%   15.02%  -1.82%   10.69%   8.21%
Templeton
 International
 Equity            10.09%   21.21%     9.01%    -0.58%   26.75%   N/A      N/A     N/A
Templeton
 International
 Smaller
 Companies         -2.92%    N/A        N/A      N/A      N/A     N/A      N/A     N/A
Templeton Pacific
 Growth           -36.91%    9.50%     6.43%   -10.11%   45.79%   N/A      N/A     N/A
U.S. Government
 Securities         7.74%    2.11%    17.76%    -5.93%    8.14%   6.12%   14.23%   7.36%


9. DEATH BENEFIT

If you die during the accumulation phase, the person you have selected as your beneficiary will receive a death benefit. At the time you purchase the Contract, you must select either the traditional death benefit option or the enhanced death benefit option. Once selected, you cannot change it.

If you select the traditional death benefit option, the amount of death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2) any payments you have made, less any surrenders and applicable premium taxes.

If you select the enhanced death benefit option, the amount of the death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2)  the guaranteed minimum death benefit, less any applicable premium tax.

     The guaranteed minimum death benefit is the greater of:

     (a)  the sum of all payments you have made, less any surrenders; or

     (b) the greatest value of your Contract Anniversaries prior to your 86th birthday (your Contract Anniversaries equal the value of your Contract on a Contract anniversary, increased by the amount of any payments you have made since that anniversary, less the amount of any surrenders you have made since that anniversary).

10. OTHER INFORMATION

Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), you will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. (Some states require that we return your payment.)

No Probate. In most cases, when you die, your beneficiary will receive the death benefit without going through probate.

Purchasing Considerations. The Franklin Valuemark Charter Variable Annuity Contract is designed for people seeking long-term tax deferred accumulation of assets, generally for retirement or other long-term purposes. The tax deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

Additional Features

The Contract offers additional features which you might be interested in. These include:

Automatic Investment Plan - You can automatically add to your Contract on a monthly or quarterly basis for as little as $100. You can do this by electronically transferring monies from your savings or checking account.


Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically transferred from selected variable options to other variable options each month. Theoretically this can give you a lower average cost per unit over time than a single one time purchase. However, there are no guarantees that this will take place.

Flexible Rebalancing - Allianz Life will automatically readjust your Contract value among the variable options to maintain your specified allocation mix. This can be done quarterly, semi-annually or annually.

Systematic Withdrawal Program - You can elect to receive monthly or quarterly payments from Allianz Life while your Contract is in the accumulation phase. Of course, you may have to pay tax penalties and income taxes on the money you receive.

Minimum Distribution Program - You can arrange to have money sent to you each month or quarter to meet certain required distribution requirements imposed by the Internal Revenue Code generally after age 70 1/2.

These features are not available in all states and may not be suitable for your particular situation.

11. INQUIRIES

If you have any questions about your Contract or need more information, please contact us at:

            Valuemark Service Center
            300 Berwyn Park
            P.O. Box 3031
            Berwyn, PA 19312-0031
            (800) 624-0197


            THE FRANKLIN VALUEMARK CHARTER VARIABLE ANNUITY CONTRACT
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

This prospectus describes the Franklin Valuemark Charter Variable Annuity Contract with a Fixed Account offered by Allianz Life Insurance Company of North America (Allianz Life).


The annuity has 22 Variable Options, each of which invests in one of the Portfolios of Franklin Valuemark Funds listed below and a Fixed Account of Allianz Life. You can select up to 10 investment choices (which includes any of the Variable Options and the Fixed Account). The Fixed Account may not be available in your state.

FRANKLIN VALUEMARK FUNDS

PORTFOLIO SEEKING STABILITY
OF PRINCIPAL AND INCOME
Money Market Fund

PORTFOLIOS SEEKING CURRENT INCOME
High Income Fund
Templeton Global Income Securities Fund
U.S. Government Securities Fund

PORTFOLIOS SEEKING GROWTH AND INCOME
Global Utilities Securities Fund
Growth and Income Fund
Income Securities Fund
Mutual Shares Securities Fund
Real Estate Securities Fund
Rising Dividends Fund
Templeton Global Asset Allocation Fund
Value Securities Fund

PORTFOLIOS SEEKING CAPITAL GROWTH
Capital Growth Fund
Global Health Care Securities Fund
Mutual Discovery Securities Fund
Natural Resources Securities Fund
Small Cap Fund
Templeton Developing Markets Equity Fund
Templeton Global Growth Fund
Templeton International Equity Fund
Templeton International Smaller Companies Fund
Templeton Pacific Growth Fund

Please read this prospectus before investing and keep it for future reference. It contains important information about the Franklin Valuemark Charter Variable Annuity Contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _________, 1998. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on Page ___ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at (800) 342-3863 or write us at: 1750 Hennepin Avenue, Minneapolis, Minnesota 55403-2195.

The Franklin Valuemark Charter Variable Annuity Contracts:

* are not bank deposits
* are not federally insured
* are not endorsed by any bank or government agency
* are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell these securities. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ___________, 1998

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                   Page


INDEX OF TERMS ...................................
FEE TABLE ........................................
 1. THE FRANKLIN VALUEMARK CHARTER
VARIABLE ANNUITY CONTRACT ........................
    Contract Owner ...............................
    Joint Owner ..................................
    Annuitant ....................................
    Beneficiary ..................................
    Assignment  ..................................
 2. ANNUITY PAYMENTS
(THE PAYOUT PHASE) ...............................
    Annuity Options ..............................
 3. PURCHASE .....................................
    Purchase Payments ............................
    Automatic Investment Plan ....................
    Allocation of Purchase Payments ..............
    Free Look ....................................
    Accumulation Units ...........................
 4. INVESTMENT OPTIONS ...........................
    Transfers ....................................
    Dollar Cost Averaging Program ................
    Flexible Rebalancing .........................
    Financial Advisers-Asset Allocation Programs..
    Voting Privileges ............................
    Substitution .................................
 5. EXPENSES .....................................
    Insurance Charges ............................
     Mortality and Expense Risk Charge ...........
     Administrative Charge .......................
    Contract Maintenance Charge ..................
    Transfer Fee .................................
    Premium Taxes ................................
    Income Taxes .................................
    Portfolio Expenses ...........................
 6. TAXES ........................................
    Annuity Contracts in General .................
    Qualified and Non-Qualified Contracts ........
    Multiple Contracts ...........................
    Surrenders - Non-Qualified Contracts .........
    Surrenders - Qualified Contracts .............
    Surrenders - Tax-Sheltered Annuities .........
    Diversification ..............................
 7. ACCESS TO YOUR MONEY .........................
    Systematic Withdrawal Program ................
    Minimum Distribution Program .................
    Suspension of Payments or Transfers ..........
 8. PERFORMANCE ..................................
 9. DEATH BENEFIT ................................
    Upon Your Death ..............................
    Death of Annuitant ...........................
10. OTHER INFORMATION ............................
    Allianz Life .................................
    Year 2000 ....................................
    The Separate Account .........................
    Distribution .................................
    Administration ...............................
    Financial Statements .........................
    APPENDIX .....................................
    TABLE OF CONTENTS
    OF THE STATEMENT OF
    ADDITIONAL INFORMATION .......................


INDEX OF TERMS

This prospectus is written in plain English to make it as understandable as possible. However, there are some technical terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.

                                                   Page


Accumulation Phase ...............................
Accumulation Unit ................................
Annuitant ........................................
Annuity Options ..................................
Annuity Payments .................................
Annuity Unit .....................................
Beneficiary ......................................
Contract .........................................
Contract Owner ...................................
Fixed Account ....................................
Income Date ......................................
Joint Owner ......................................
Non-Qualified ....................................
Payout Phase .....................................
Portfolios .......................................
Purchase Payment .................................
Qualified ........................................
Tax Deferral .....................................
Variable Option ..................................


FEE TABLE

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Contract. The Fee Table reflects expenses of the Separate Account as well as the Portfolios.

------------------------------------------------------------------------------


Contract Owner Transaction Fees


Transfer  Fee*........................................  First 12  transfers in a
Contract year are free. Thereafter, the fee is $25 or 2% of the amount transferred, if less. Dollar Cost Averaging transfers and Flexible Rebalancing transfers are not counted.

Contract Maintenance Charge**........................  $40 per Contract per
                                                       year

Separate Account Annual Expenses
(as a percentage of average account value)                        Contracts
                                               Contracts with       with
                                                Traditional       Enhanced
                                                Death Benefit   Death Benefit
                                                -------------   --------------

Mortality and Expense Risk Charge...........       1.00%             1.20%
Administrative Charge.......................        .15%              .15%
                                                  -------           -------
Total Separate Account Annual Expenses             1.15%             1.35%

* The Contract provides that if more than three transfers have been made in a Contract year, Allianz Life reserves the right to deduct a transfer fee. Market timing transfers may not be permitted.

** During the Accumulation Phase, the charge is waived if the value of your Contract is at least $100,000. If you own more than one Franklin Valuemark Charter Contract (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $100,000, the charge is waived.

FRANKLIN VALUEMARK FUNDS' ANNUAL EXPENSES: CLASS 2 SHARES
(as a percentage of Franklin Valuemark Funds' average net assets)

The Management and Portfolio Administration Fees for each Portfolio are based on a percentage of that Portfolio's net assets. Class 2 shares have a distribution plan which is referred to as a Rule 12b-1 plan. See the accompanying prospectus for Franklin Valuemark Funds for a description of these fees and the Rule 12b-1 plan. While the maximum amount payable under each Portfolio's Class 2 Rule 12b-1 plan is .35% per year of the Portfolio's average daily net assets, the Board of Trustees of Franklin Valuemark Fund's has set the current rate at .30% per year.
Because Class 2 shares are new, the figures below (other than 12b-1 fees) are estimates based on the historical expenses of each portfolio's Class 1 shares, except as noted. Future Portfolio expenses may differ.

                                           Management
                                         and Portfolio      12b-1                    Total Annual
                                     Administration Fees 1  Fees    Other Expenses    Expenses
-------------------------------------------------------------------------------------------------
Capital Growth Fund                        .75%             .30%       .02%           1.07%
Global Health Care Securities Fund 2       .75%             .30%       .11%           1.16%
Global Utilities Securities Fund           .47%             .30%       .03%            .80%
Growth and Income Fund                     .47%             .30%       .02%            .79%
High Income Fund                           .50%             .30%       .03%            .83%
Income Securities Fund                     .47%             .30%       .03%            .80%
Money Market Fund 3                        .51%             .30%       .02%            .83%
Mutual Discovery Securities Fund           .95%             .30%       .11%           1.36%
Mutual Shares Securities Fund              .75%             .30%       .05%           1.10%
Natural Resources Securities Fund          .62%             .30%       .07%            .99%
Real Estate Securities Fund                .51%             .30%       .03%            .84%
Rising Dividends Fund                      .72%             .30%       .02%           1.04%
Small Cap Fund                             .75%             .30%       .02%           1.07%
Templeton Developing Markets Equity Fund  1.25%             .30%       .17%           1.72%
Templeton Global Asset Allocation Fund     .80%             .30%       .14%           1.24%
Templeton Global Growth Fund               .83%             .30%       .05%           1.18%
Templeton Global Income Securities Fund    .56%             .30%       .06%            .92%
Templeton International Equity Fund        .80%             .30%       .09%           1.19%
Templeton International Smaller
  Companies Fund                          1.00%             .30%       .06%           1.36%
Templeton Pacific Growth Fund              .92%             .30%       .11%           1.33%
U.S. Government Securities Fund            .48%             .30%       .02%            .80%
Value Securities Fund 2                    .75%             .30%       .06%           1.11%

1. The Portfolio Administration Fee is a direct expense for the Global Health Care Securities Fund, the Mutual Discovery Securities Fund, the Mutual Shares Securities Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, and the Value Securities Fund; other Portfolios pay for similar services indirectly through the Management Fee. See the accompanying Franklin Valuemark Funds prospectus for further information regarding these fees.

2. The Global Health Care Securities Fund and the Value Securities Fund commenced operations May 1, 1998. The expenses shown above for these Portfolios are therefore estimated for 1998. Franklin Advisers, Inc. and Franklin Templeton Services, Inc. have agreed in advance to waive or limit their Management and Portfolio Administration Fees and to assume as their own expense certain expenses otherwise payable by the new Global Health Care Securities and Value Securities Funds as necessary so that through at least December 31, 1998, Total Annual Expenses of each of these portfolios' Class 1 shares do not exceed 1.00% of their average net assets.

3. Franklin Advisers, Inc. agreed to waive a portion of its Management Fee and to pay certain expenses of the Money Market Fund during 1997. It is currently continuing this arrangement in 1998. This arrangement may be terminated at any time. With this reduction, the actual total annual expenses of this Portfolio's Class 1 shares were .45% of the average daily net assets in 1997.

EXAMPLES

There are two sets of examples below. The examples in Chart 1 assume you have selected the traditional death benefit. The examples in Chart 2 assume you have selected the enhanced death benefit. The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The $40 contract maintenance charge is included in the Examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly.

Premium taxes are not reflected in the tables. Premium taxes may apply.

For additional information, see Section 5 - "Expenses" and the Franklin Valuemark Funds prospectus.

CHART 1 - CONTRACTS WITH TRADITIONAL DEATH BENEFIT OPTION

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money regardless of whether you surrender your Contract at the end of each time period:



   Variable Option                     1 Year    3 Years   5 Years  10 Years
------------------------------------------------------------------------------
Capital Growth                           $24      $72       $124      $265
Global Health Care Securities*           $24      $75       $129      $275
Global Utilities Securities              $21      $64       $110      $237
Growth and Income                        $21      $64       $110      $236
High Income                              $21      $65       $112      $241
Income Securities                        $21      $64       $110      $237
Money Market                             $21      $65       $112      $241
Mutual Discovery Securities              $26      $81       $139      $295
Mutual Shares Securities                 $24      $73       $125      $268
Natural Resources Securities             $23      $70       $120      $257
Real Estate Securities                   $21      $65       $112      $242
Rising Dividends                         $23      $72       $122      $262
Small Cap                                $24      $72       $124      $265
Templeton Developing Markets
   Equity                                $30      $92       $156      $329
Templeton Global Asset Allocation        $25      $78       $133      $283
Templeton Global Growth                  $25      $76       $130      $277
Templeton Global Income
   Securities                            $22      $68       $116      $250
Templeton International Equity           $25      $76       $130      $278
Templeton International Smaller
   Companies                             $26      $81       $139      $295
Templeton Pacific Growth                 $26      $80       $137      $292
U.S. Government Securities               $21      $64       $110      $237
Value Securities*                        $24      $74       $126      $270

*Estimated

CHART 2- CONTRACTS WITH ENHANCED DEATH BENEFIT OPTION

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money regardless of whether you surrender your Contract at the end of each time period:



Variable Option                          1 Year    3 Years   5 Years  10 Years
------------------------------------------------------------------------------
Capital Growth                           $26      $78       $134      $286
Global Health Care Securities*           $26      $81       $139      $295
Global Utilities Securities              $23      $70       $120      $258
Growth and Income                        $23      $70       $120      $257
High Income                              $23      $71       $122      $261
Income Securities                        $23      $70       $120      $258
Money Market                             $23      $71       $122      $261
Mutual Discovery Securities              $28      $87       $148      $314
Mutual Shares Securities                 $26      $79       $136      $289
Natural Resources Securities             $25      $76       $130      $278
Real Estate Securities                   $23      $72       $122      $262
Rising Dividends                         $25      $78       $133      $283
Small Cap                                $26      $78       $134      $286
Templeton Developing Markets
   Equity                                $32      $98       $166      $348
Templeton Global Asset Allocation        $27      $84       $143      $302
Templeton Global Growth                  $27      $82       $140      $297
Templeton Global Income
   Securities                            $24      $74       $127      $271
Templeton International Equity           $27      $82       $140      $298
Templeton International Smaller
   Companies                             $28      $87       $148      $314
Templeton Pacific Growth                 $28      $86       $147      $311
U.S. Government Securities               $23      $70       $120      $258
Value Securities*                        $26      $80       $136      $290

*Estimated


1. THE FRANKLIN VALUEMARK CHARTER VARIABLE ANNUITY CONTRACT


This prospectus describes a variable deferred annuity contract with a Fixed Account offered by Allianz Life.

An annuity is a contract between you, the owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date that is at least two years in the future. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

You have 23 investment choices - the 22 Variable Options each of which invests in one of the Portfolios of Franklin Valuemark Funds and the Fixed Account of Allianz Life. The Contract is called a variable annuity because you can choose among 22 Variable Options and, depending upon market conditions, you can make or lose money in the Contract based on the investment performance of the Portfolios of Franklin Valuemark Funds. The Portfolios are designed to offer a better return than the Fixed Account. However, this is not guaranteed. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Portfolio(s) you select. The amount of the Annuity Payments you receive during the Payout Phase from the variable annuity portion of the Contract also depends in large part upon the investment performance of the Portfolios you select for the Payout Phase.

The Contract also contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by Allianz Life for all deposits you make within a twelve month period. Your initial interest rate is set on the date when your money is invested in the Fixed Account and remains effective for one year. Initial interest rates are declared monthly. Allianz Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general assets of Allianz Life. Allianz Life may change the terms of the Fixed Account in the future - please contact Allianz Life for the most current terms.

If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

We will not make any changes to your Contract without your permission except as may be required by law.

Contract Owner

You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the Contract is issued, unless changed. You may change Contract Owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

Joint Owner

The Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner (except in Pennsylvania, Oregon and New Jersey). Upon the death of either Joint Owner, the surviving Joint Owner will be the designated Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated.

Annuitant

The Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation).

Beneficiary

The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

Assignment

You can assign the Contract at any time during your lifetime. Allianz Life will not be bound by the assignment until it receives the written notice of the assignment. Allianz Life will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, you may be unable to assign the Contract.

2. ANNUITY PAYMENTS
(THE PAYOUT PHASE)

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month and must be at least 2 years after you buy the Contract. You can also choose among income plans. We call those Annuity Options.

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with 30 days notice to us. Annuity Payments must begin by the Annuitant's 85th birthday or 10 years (5 years in Pennsylvania) from the date the Contract was issued, whichever is later. This limitation may not apply when the Contract is issued to a charitable remainder trust. You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a life annuity with 5 years of guaranteed payments.

You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Variable Options. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Variable Option(s), the dollar amount of your payments will depend upon three things:

     1) the value of your Contract in the Variable Option(s) on the Income Date,

     2) the assumed investment rate (AIR) used in the annuity table for the Contract, and

     3) the performance of the Variable Option(s) you selected.

You can choose a 3%, 5% or 7% AIR. If the actual performance exceeds the 3%, 5% or 7% AIR you selected, your Annuity Payments will increase. Similarly, if the actual rate is less than 3%, 5% or 7% (you selected), your Annuity Payments will decrease.

Annuity Options

You can choose one of the following Annuity Options or any other Annuity Option you want and that Allianz Life agrees to provide. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. LIFE ANNUITY. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

OPTION 2. LIFE ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the joint Annuitant continues to live. The amount of the Annuity Payments we will make to the Contract Owner can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. The monthly Annuity Payments will end when the last surviving Annuitant dies.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the surviving Annuitant continues to live, at 100% of the amount that was being paid when both were alive. If, when the last death occurs, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make monthly Annuity Payments during the Annuitant's lifetime. The last Annuity Payment will be made before the Annuitant dies and if the value of the Annuity Payments is less than the value annuitized, then the Contract Owner will receive a refund as set forth in the Contract.

3.  PURCHASE

Purchase Payments

A Purchase Payment is the money you invest in the Contract. The minimum payment Allianz Life will accept is $25,000. The maximum amount we will accept without our prior approval is $1 million. You can make additional Purchase Payments of $250 or more (or as low as $100 if you have selected the Automatic Investment
Plan). Allianz Life may, at its sole discretion, waive the minimum payment requirements. We reserve the right to decline any Purchase Payment. At the time you buy the Contract, you and the Annuitant cannot be older than 85 years old. This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

Automatic Investment Plan

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment to the Fixed Account and/or one or more of the Variable Options you have selected. We ask that you allocate your money in either whole percentages or round dollars. The Fixed Account may not be available in your state (check with your registered representative). Transfers do not change the allocation instructions for payments. You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. You may change the allocation of future payments without fee, penalty or other charge upon written notice or telephone instructions to the Valuemark Service Center. A change will be effective for payments received on or after we receive your notice or instructions. Allianz Life reserves the right to limit the number of Variable Options that you may invest in at one time. Currently, you may invest in up to 10 investment choices at one time (which includes any of the 22 Variable Options which invest in the Portfolios of Franklin Valuemark Funds listed in Section 4 and the Allianz Life Fixed Account). We may change this in the future. However, we will always allow you to invest in at least five Variable Options.

Once we receive your Purchase Payment, the necessary information and federal funds (federal funds means monies credited to a bank's account with its regional federal reserve bank), we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional
Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). You will receive back whatever your Contract is worth on the day we receive your request. In certain states or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment in the Money Market Fund for 15 days after we receive your first Purchase Payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Variable Options and/or the Fixed Account as you have selected.

Accumulation Units

The value of the portion of your Contract allocated to the Variable Options will go up or down based upon the investment performance of the Variable Options you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for each Variable Option by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

1. dividing the value of a Portfolio at the end of the current period by the value of a Portfolio for the previous period; and

2. multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day. When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to a Variable Option. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Variable Option by the value of the corresponding Accumulation Unit.

We calculate the value of each Accumulation Unit after the New York Stock Exchange closes each day and then credit your Contract.

Example:

On Wednesday we receive an additional Purchase Payment of $3,000 from you. You have told us you want this to go to the Growth and Income Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Growth and Income Fund is $12.50. We then divide $3,000 by $12.50 and credit your Contract on Wednesday night with 240 Accumulation Units.


4. INVESTMENT OPTIONS

------------------------------------------------------------------------------
The Contract offers Variable Options, which invest in Class 2 shares of 22 Portfolios of Franklin Valuemark Funds as well as a Fixed Account of Allianz Life. Additional Portfolios may be available in the future.

YOU SHOULD READ THE FRANKLIN VALUEMARK FUNDS PROSPECTUS (WHICH IS ATTACHED TO THIS PROSPECTUS) CAREFULLY BEFORE INVESTING.

Franklin Valuemark Funds (Trust) is the mutual fund underlying your Contract. Each Portfolio has its own investment objective. The Trust issues two classes of shares which are described in the accompanying Trust prospectus. Only Class 2 shares are available in connection with the Franklin Valuemark Charter Variable Annuity Contract. Class 2 shares have Rule 12b-1 Plan expenses. Investment managers for each Portfolio are listed in the table below and are as follows:
Franklin Advisers, Inc. (FA), Franklin Advisory Services, Inc. (FAS), Franklin Mutual Advisers, Inc. (FMA), Templeton Asset Management Ltd. (TAM), Templeton Global Advisors Limited (TGA), and Templeton Investment Counsel, Inc. (TIC). Certain managers have retained one or more affiliated subadvisers to help them manage the Portfolios.

The following is a list of the Portfolios available under the Contract:

                                              Investment
Available Portfolios                           Managers
----------------------------------------------------------------------------
Portfolio Seeking Stability of Principal and Income
Money Market Fund ...........................     FA

Portfolios Seeking Current Income
High Income Fund ............................     FA
Templeton Global Income Securities Fund .....     FA
U.S. Government Securities Fund .............     FA

Portfolios Seeking Growth and Income
Global Utilities Securities Fund ............     FA
Growth and Income Fund ......................     FA
Income Securities Fund ......................     FA
Mutual Shares Securities Fund ...............     FMA
Real Estate Securities Fund .................     FA
Rising Dividends Fund .......................     FAS
Templeton Global Asset Allocation Fund ......     TGA
Value Securities Fund .......................     FAS

Portfolios Seeking Capital Growth
Capital Growth Fund .........................     FA
Global Health Care Securities Fund ..........     FA
Mutual Discovery Securities Fund ............     FMA
Natural Resources Securities Fund ...........     FA
Small Cap Fund ..............................     FA
Templeton Developing Markets
 Equity Fund ................................     TAM
Templeton Global Growth Fund ................     TGA
Templeton International Equity Fund .........     FA
Templeton International Smaller
 Companies Fund .............................     TIC
Templeton Pacific Growth Fund ...............     FA
------------------------------------------------------------------------------

Franklin Valuemark Funds serves as the underlying mutual fund for variable life insurance policies offered by Allianz Life and other variable annuity contracts offered by Allianz Life and its affiliates. Franklin Valuemark Funds does not believe that offering its shares in this manner will be disadvantageous to you.

Transfers

You can transfer money among the 22 Variable Options and/or the Fixed Account. Allianz Life currently allows you to make as many transfers as you want to each year. Allianz Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to a Portfolio. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the Portfolio managers' judgment, a Portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Your Contract provides that you can make 3 transfers every year without charge. However, currently Allianz Life permits you to make 12 transfers every year without charge. We measure a year from the anniversary of the day we issued your Contract. You can make a transfer to or from the Fixed Account and to or from any Variable Option. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following applies to any transfer:

1. The minimum amount which you can transfer is $1,000 or your entire value in the Variable Option or Fixed Account, if less. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program or Flexible Rebalancing (which are described below).

2. We may not allow you to make transfers during the free look period.

3. Your request for a transfer must clearly state which Variable Option(s) or the Fixed Account is involved in the transfer.

4. Your request for a transfer must clearly state how much the transfer is for.

5. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

6. During the Payout Phase, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

7. During the Payout Phase, you can make at least one transfer from a variable Annuity Option to a fixed Annuity Option.

Allianz Life has reserved the right to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless Allianz Life is instructed otherwise, Allianz Life will accept instructions from either one of you. Allianz Life will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allianz Life tape records all telephone instructions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Variable Option or the Fixed Account to up to eight of the other Variable Options. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Dollar Cost Averaging requires a $3,000 minimum investment and participation for at least six months (or two quarters). All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You may elect either program by properly completing the Dollar Cost Averaging form provided by Allianz Life. The Variable Option(s) you transfer from may not be the Variable Option(s) you transfer to in this program.

Your participation in the program will end when any of the following occurs: (1) the number of desired transfers have been made; (2) you do not have enough money in the Variable Option(s) or Fixed Account to make the transfer (if less money is available, that amount will be transferred under the program and the program will end); (3) you request to terminate the program (your request must be received by us by the first of the month to terminate that month); or (4) the Contract is terminated.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

Flexible Rebalancing

Once your money has been invested, the performance of the Portfolios may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Variable Options. You can direct us to readjust your Contract value on a quarterly, semi-annual or annual basis to return to your original Variable Option allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in Flexible Rebalancing, the transfers made under the program are not taken into account in determining any transfer fee. The Fixed Account is not permitted to be part of Flexible Rebalancing.

Financial Advisers - Asset Allocation Programs

Allianz Life understands the importance of advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Allianz Life has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase.

Allianz Life will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

Voting Privileges

Allianz Life is the legal owner of the Trust's Class 2 Portfolio shares. However, when a Portfolio solicits proxies in conjunction with a shareholder vote which affects your investment, Allianz Life will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Allianz Life owns on its own behalf. Should Allianz Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

Allianz Life may substitute one of the Variable Options you have selected with another Variable Option. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

5. EXPENSES

------------------------------------------------------------------------------
There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

Insurance Charges

Each day, Allianz Life makes a deduction for its insurance charges. Allianz Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge has two parts: 1) the mortality and expense risk charge and 2) the administrative charge.

Mortality and Expense Risk Charge. The amount of the Mortality and Expense Risk Charge for your Contract depends upon the death benefit option you select when you buy the Contract. If you choose the traditional death benefit option, this charge is equal, on an annual basis, to 1.00% of the average daily value of the Contract invested in a Variable Option, after the deduction of expenses. If you choose the enhanced death benefit option, this charge is equal, on an annual basis, to 1.20% of the average daily value of the Contract invested in a Variable Option, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your Contract (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).

Administrative Charge. This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Variable Option, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Contract Maintenance Charge

Every year on the anniversary of the date when your Contract was issued, Allianz Life deducts $40 from your Contract as a contract maintenance charge. (In South Carolina, if your Contract is in force on the 20th Contract anniversary, we will waive the contract maintenance charge that is to be deducted after the 20th Contract anniversary). This charge is for administrative expenses (see above). This charge can not be increased.

However, during the Accumulation Phase, if the value of your Contract is at least $100,000 when the deduction for the charge is to be made, Allianz Life will not deduct this charge. If you own more than one Franklin Valuemark Charter Contract, Allianz Life will determine the total value of all your Franklin
Valuemark Charter Contracts. If the total value of all Franklin Valuemark Charter Contracts registered under the same social security number is at least $100,000, Allianz Life will not assess the contract maintenance charge. If the Contract is owned by a non-natural person (e.g., a corporation), Allianz Life will look to the Annuitant to determine if it will assess the charge.

If you make a complete surrender from your Contract, the contract maintenance charge will also be deducted. During the Payout Phase, the charge will be collected monthly out of each Annuity Payment.

Transfer Fee

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer. If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not count in determining the transfer fee.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Allianz Life is responsible for the payment of these taxes and will make a deduction from the value of the Contract for them. Some of these taxes are due when the Contract is issued, others are due when Annuity Payments begin. It is Allianz Life's current practice to not charge you for these taxes until you die, Annuity Payments begin or a complete surrender is made. Allianz Life may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state.

Income Taxes

Allianz Life reserves the right to deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Allianz Life is not making any such deductions.

Portfolio Expenses

There are deductions from the assets of the various Portfolios for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the accompanying prospectus for Franklin Valuemark Funds.

6. TAXES
------------------------------------------------------------------------------

NOTE: ALLIANZ LIFE HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. ALLIANZ LIFE HAS INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract -Qualified or Non-Qualified (see following sections).

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs - either as a surrender or as Annuity Payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

Qualified and Non-Qualified Contracts

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts) and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

Multiple Contracts

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, Contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract in any calendar year period.

Surrenders - Non-Qualified Contracts

If you make a surrender from your Contract, the Code treats such a surrender as first coming from earnings and then from your Purchase Payments. In most cases, such surrendered earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some surrenders will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

Surrenders - Qualified Contracts

The above information describing the taxation of Non-Qualified Contracts does not apply to Qualified Contracts. There are special rules that govern Qualified Contracts. A more complete discussion of surrenders from Qualified Contracts is contained in the Statement of Additional Information.

Surrenders - Tax-Sheltered Annuities

The Code limits the surrender of Purchase Payments made by Contract Owners from certain Tax-Sheltered Annuities. Surrenders can only be made when a Contract
Owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the Contract Owner can only surrender the Purchase Payments and not any earnings.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life, would be considered the owner of the shares of the Portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

7. ACCESS TO YOUR MONEY
------------------------------------------------------------------------------

You can have access to the money in your Contract:

(1) by making a surrender (either a partial or a total surrender);

(2) by receiving Annuity Payments; or

(3) when a death benefit is paid to your Beneficiary. Surrenders can only be made during the Accumulation Phase.

When you make a complete surrender you will receive the value of the Contract on the day you made the surrender less any premium tax and less any contract maintenance charge. (See Section 5 - "Expenses" for a discussion of the charges.)

Any partial surrender must be for at least $500 and, unless you instruct Allianz Life otherwise, will be made pro-rata from all the Variable Options and the Fixed Account you selected. Allianz Life requires that after you make a partial surrender the value of your Contract must be at least $5,000.

We will pay the amount of any  surrender  from the Variable Options within seven
(7) days of when we receive your request in good order unless the Suspension of Payments or Transfers provision is in effect (see below).

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY SURRENDER YOU MAKE.

There are limits to the amount you can surrender from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 - "Taxes" and the discussion in the SAI.

Systematic Withdrawal Program

Allianz Life offers a program which provides automatic monthly or quarterly payments to you each year. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the surrender will be made the previous business day.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

Minimum Distribution Program

If you own a Contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Allianz Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for IRAs. If the value of your Contract is at least $25,000, Allianz Life will make payments to you on a monthly or quarterly basis.

Suspension of Payments or Transfers

Allianz Life may be required to suspend or postpone payments for surrenders or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Portfolio shares is not reasonably practicable or Allianz Life cannot reasonably value the Portfolio shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Allianz Life has reserved the right to defer payment for a surrender or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8. PERFORMANCE
 -----------------------------------------------------------------------------

Allianz Life periodically advertises performance of the Variable Options. Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It may not reflect the deduction of any applicable contract maintenance charge. The deduction of any applicable contract maintenance charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge and the expenses of the Portfolios. Allianz Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized. Performance information for the underlying Portfolios may also be advertised; see the Franklin Valuemark Funds prospectus for more information.


Certain Portfolios have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the historical investment experience of the Portfolios may affect your Accumulation Unit values, Allianz Life has prepared performance information which can be found in the SAI. There is performance shown which is based on the historical performance of the Portfolios' Class 1 shares, modified to reflect the current charges and expenses of your Contract as if the Contract had been in existence for the time periods shown. Class 2 shares are new and currently have Rule 12b-1 plan expenses of .30% per year which will affect future performance. The information is based upon the historical experience of the Portfolios' Class 1 shares and does not represent past performance or predict future performance.

Allianz Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data and does not guarantee future results of the Portfolios.

9. DEATH BENEFIT
-----------------------------------------------------------------------------

Upon Your Death

If you die during the Accumulation Phase, Allianz Life will pay a death benefit to your Beneficiary (see below). No death benefit is paid if you die during the Payout Phase.

The amount of the death benefit depends upon which death benefit option you select. You must choose a death benefit option (traditional death benefit or enhanced death benefit) when you purchase the Contract. Once selected, you cannot change the death benefit option. The Mortality and Expense Risk Charge for Contracts with the enhanced death benefit option is higher than for Contracts with the traditional death benefit option.

If you select the traditional death benefit option, the amount of the death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2) any payments you have made, less any surrenders and applicable premium taxes.

If you select the enhanced death benefit option, the amount of the death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2)  the guaranteed minimum death benefit less any applicable premium taxes.

     The guaranteed minimum death benefit is the greater of:

     (a)  the sum of all payments you have made, less any surrenders; or

     (b) the greatest value of your Contract Anniversaries prior to your 86th birthday (your Contract Anniversaries equal the value of your Contract on a Contract anniversary, increased by the amount of any payments you have made since that anniversary, less the amount of any surrenders you have made since that anniversary).

If you have a Joint Owner, the age of the oldest Contract Owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts surrendered after the date of death. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

The death benefits described above may not be available in your state. In addition, only one of the options may be approved in your state. If neither death benefit is available, the death benefit will be equal to the value of your Contract (less any premium taxes) on the close of the business day that Allianz Life receives proof of the death and payment instructions.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. Joint Owners must be spouses (except in Pennsylvania, Oregon and New Jersey).

A Beneficiary may request that the death benefit be paid in one of the following ways: (1) payment of the entire death benefit within 5 years of the date of death; or (2) payment of the death benefit under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements, including any required tax consent from some states, are met, the payment will be made within 7 days. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

Death of Annuitant

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you can name a new Annuitant. If a new Annuitant is not named within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.

10. OTHER INFORMATION
------------------------------------------------------------------------------

Allianz Life

Allianz Life Insurance Company of North America (Allianz Life), 1750 Hennepin Avenue, Minneapolis, Minnesota 55403, was organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

Year 2000

Allianz Life has initiated programs to ensure that all of the computer systems utilized to provide services and administer policies will function properly in the year 2000. An assessment of the total expected costs specifically related to the year 2000 conversion has been completed; the total amounts to be expensed over the next two years are not expected to have a significant effect on Allianz Life's financial position or results of operations. Allianz Life believes it has taken steps that are reasonably designed to address the potential failure of computer systems used by its service providers and to ensure its year 2000 program is completed on a timely basis.

The Separate Account

Allianz Life established a separate account, Allianz Life Variable Account B (Separate Account), to hold the assets that underlie the Contracts, except assets allocated to the Fixed Account. The Board of Directors of Allianz Life adopted a resolution to establish the Separate Account under Minnesota insurance law on May 31, 1985. Allianz Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into Variable Options (also known as sub-accounts). Each Variable Option invests in one Class of shares of a Portfolio.

The assets of the Separate Account are held in Allianz Life's name on behalf of the Separate Account and legally belong to Allianz Life. However, those assets that underlie the variable Contracts are not chargeable with liabilities arising out of any other business Allianz Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts Allianz Life may issue.

Distribution

NALAC Financial Plans, LLC (NFP), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the Contracts. NFP is a wholly-owned subsidiary of Allianz Life. NFP has subcontracted with Franklin Advisers, Inc. for it and/or certain of its affiliates to provide certain marketing support services and NFP compensates these entities for their services.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions up to 2.00% of Purchase Payments and quarterly trail commissions at an annual rate of 1% beginning 13 months after the Contract is issued. In addition, Allianz Life and Franklin Advisers, Inc. and/or their affiliates may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Commissions may be recovered from a broker-dealer if a surrender occurs within 12 months of a Purchase Payment.


Administration

Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

Financial statements

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.


          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Insurance Company.................................
Experts ..........................................
Legal Opinions ...................................
Distributor ......................................
Calculation of Performance Data ..................
Federal Tax Status ...............................
Annuity Provisions................................
Mortality and Expense Risk Guarantee .............
Financial Statements .............................


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                                __________, 1998

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 1750 Hennepin Avenue, Minneapolis, MN 55403-2195, (800) 342-3863.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED _________, 1998, AND AS MAY BE AMENDED FROM TIME TO TIME.

Table of Contents

Contents                                          Page
Insurance Company ..............................
Experts ........................................
Legal Opinions .................................
Distributor ....................................
Calculation of Performance Data ................
Federal Tax Status .............................
Annuity Provisions .............................
Mortality and Expense Risk Guarantee ...........
Financial Statements ...........................

Insurance Company

Allianz Life Insurance Company of North America (the "Insurance Company") is a stock life insurance company organized under the laws of the state of Minnesota in 1896. The Insurance Company is a wholly-owned subsidiary of Allianz
Versicherungs-AG Holding ("Allianz"). Allianz is headquartered in Munich, Germany, and has sales outlets throughout the world. The Insurance Company offers fixed and variable life insurance and annuities, and group life, accident and health insurance. On April 1, 1993, the Insurance Company changed its name from North American Life and Casualty Company to its present name.

The Insurance Company is rated A+ (Superior) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.



Experts
-----------------------------------------------------------------------------

The financial statements of Allianz Life Variable Account B and the consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1997 included in this Statement of Additional Information have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

Legal Opinions
-----------------------------------------------------------------------------

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

Distributor
------------------------------------------------------------------------------

NALAC Financial Plans, LLC, a subsidiary of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

Calculation of Performance Data
-----------------------------------------------------------------------------

Total Return

From time to time, the Insurance Company may advertise the performance data for the Contract's accumulation unit values in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a Portfolio over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the operating expenses of the underlying Portfolios' Class 2 shares and any applicable Contract Maintenance Charge ("Standardized Total Return"). Two sets of standardized total returns will be presented (one calculated with a 1.00% mortality and expense risk charge and the other with a 1.20% mortality and expense risk charge). The Contract Maintenance Charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                                P (1 + T)  = ERV

where:

P    = a  hypothetical  initial  payment of  $1,000;

T    = average annual total return;

n    = number of years;

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contract Maintenance Charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Portfolios and assumes that the income earned by the investment in the Portfolio is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

Yield

The Money Market Sub-Account. The Insurance Company may advertise yield information for the Money Market Sub-Account. The Money Market Sub-Account's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Portfolio's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the Contract Maintenance Charge and the expenses of the underlying Portfolios' Class 2 shares and, in certain instances, the value of the underlying Portfolio's investment securities. The fact that the Portfolio's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Portfolio's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Sub-Account's current yield will be computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return will be determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change will reflect the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield will reflect the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return +
1)365/7] - 1.)

For the seven-day period ending on 9/30/98, the Money Market Sub-Account had a current yield of 3.95% and an effective yield of 4.03% for contracts with the traditional death benefit and a current yield of 3.75% and an effective yield of 3.82% for contracts with the enhanced death benefit. The yield information assumes that the Contract Sub-Account was invested in the Money Market Fund for the time period shown. Because the Portfolios' Class 2 shares are new, the yield is based on the historical yield of the Portfolio's Class 1 shares. Class 2 shares have 12b-1 plan expenses currently equal to .30% per year which will affect future yields.

Other Sub-Accounts. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Sub-Accounts. Each Sub-Account (other than the Money Market Sub-Account) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                                6
                          Yield = 2 [((a-b) + 1)  - 1]
                                     ------
                                       cd

where:

a = net investment income earned during the period by the Portfolio attributable to shares owned by the Contract Sub-Account;

b    = expenses accrued for the period (net of reimbursements);

c = the average daily number of accumulation units outstanding during the period;

d = the maximum offering price per accumulation unit on the last day of the period.


The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any Portfolio (other than the Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R). From time to time, evaluation of performance by independent sources may also be used.

Performance Information

Franklin Valuemark Funds - Existing Portfolios. The Portfolios of Franklin Valuemark Funds have been in existence for some time and have investment performance history (except the Global Health Care Securities and Value Securities Funds). In order to show how investment performance of the Portfolios affects accumulation unit values, the following performance information was developed.

The charts below show accumulation unit performance which assume that the accumulation units were invested in each of the Portfolios for the same periods. Because the Portfolios' Class 2 shares (in which the Contract invests) are new, the performance below is based on the historical performance of the Portfolios' Class 1 shares. Class 2 shares have Rule 12b-1 plan expenses currently equal to
 .30% per year, which will affect future performance. The performance figures in Chart I represent performance figures for the accumulation units which reflects the deduction of the Mortality and Expense Risk Charge of 1.00% (for Contracts with the traditional death benefit option), Administrative Charge, and the operating expenses of the Portfolios. Chart II presents performance figures for the accumulation units which are identical to Chart I except the Mortality and Expense Risk Charge is calculated as 1.20% (for Contracts with the enhanced death benefit option). Chart III represents performance figures for the accumulation units which reflects the Mortality and Expense Risk Charge (of 1.00%), Administrative Charge, the contract maintenance charge and the operating expenses of the Portfolios. Chart IV presents performance figures for the accumulation units which are identical to Chart III except the Mortality and Expense Risk Charge is calculated as 1.20%. Past performance does not guarantee future results.

Total Return for the periods ended September 30, 1998:

                      Chart I - Contracts with traditional
                        death benefit (reflects mortality
                     and expense risk charge, administrative
                         charge and portfolio expenses.)
                         ------------------------------
                            Portfolio
                            Inception     One     Three     Five      Since
Variable Option               Date        Year    Years     Years   Inception
------------------------------------------------------------------------------
Capital Growth                5/1/96      -2.85%    N/A       N/A    11.94%
Global Health Care Securities 5/1/98       N/A      N/A       N/A    -7.25%
Global Utilities Securities   1/24/89     14.02%   13.27%     7.79%  10.63%
Growth and Income             1/24/89      1.94%   14.56%    13.38%   9.78%
High Income                   1/24/89     -2.34%    7.12%     7.54%   7.98%
Income Securities             1/24/89      2.15%    9.13%     7.59%   9.99%
Money Market+                 1/24/89      4.10%    4.05%     3.72%   3.99%
Mutual Discovery
 Securities                   11/8/96    -14.75%    N/A       N/A     2.23%
Mutual Shares
 Securities                   11/8/96    -11.88%    N/A       N/A     2.96%
Natural Resources
 Securities                   1/24/89    -39.88%  -15.67%    -6.14%  -1.34%
Real Estate Securities        1/24/89    -17.44%   10.92%     7.95%   9.42%
Rising Dividends              1/27/92     -9.48%   14.96%    11.71%   9.28%
Small Cap                     11/1/95    -27.43%    N/A       N/A     6.04%
Templeton Developing
 Markets Equity               3/15/94    -50.80% -12.14%      N/A    -8.35%
Templeton Global
 Asset Allocation             5/1/95     -17.93%   5.96%      N/A     6.21%
Templeton Global
 Growth                       3/15/94    -13.62%   7.64%      N/A     8.07%
Templeton Global
 Income Securities            1/24/89      2.41%   5.58%      4.46%   6.15%
Templeton
 International Equity         1/27/92    -15.03%   7.21%      9.16%   8.07%
Templeton International
 Smaller Companies            5/1/96     -28.70%    N/A       N/A    -5.08%
Templeton Pacific
 Growth                       1/27/92    -54.33% -23.42%    -11.96%  -7.03%
U.S. Government
 Securities                   5/1/89       8.63%   6.91%       5.55%   7.25%
Value Securities              5/1/98        N/A     N/A         N/A  -27.95%

                            Chart II - Contracts with
                        enhanced death benefit (reflects
                           mortality and expense risk
                        charge, administrative charge and
                              portfolio expenses.)
                         ------------------------------
                                Portfolio
                                Inception    One         Three     Five         Since
Variable Option                 Date         Year        Years     Years      Inception
-----------------------------------------------------------------------------------------

Capital Growth                  5/1/96       -3.05%        N/A       N/A        11.71%
Global Health Care Securities   5/1/98        N/A          N/A       N/A        -7.32%
Global Utilities Securities     1/24/89      13.79%       13.04%     7.57%      10.41%
Growth and Income               1/24/89       1.73%       14.33%    13.15%       9.57%
High Income                     1/24/89      -2.53%        6.90%     7.32%       7.77%
Income Securities               1/24/89       1.94%        8.91%     7.38%       9.77%
Money Market+                   1/24/89       3.89%        3.84%     3.51%       3.78%
Mutual Discovery
 Securities                     11/8/96     -14.92%        N/A       N/A         2.03%
Mutual Shares
 Securities                     11/8/96     -12.06%        N/A       N/A         2.75%
Natural Resources
 Securities                     1/24/89     -40.00%      -15.84%    -6.32%      -1.54%
Real Estate Securities          1/24/89     -17.60%       10.70%     7.73%       9.21%
Rising Dividends                1/27/92      -9.66%       14.73%    11.49%       9.06%
Small Cap                       11/1/95     -27.57%        N/A       N/A         5.83%
Templeton Developing
 Markets Equity                 3/15/94     -50.90%      -12.32%     N/A        -8.53%
Templeton Global
 Asset Allocation               5/1/95      -18.10%        5.74%     N/A         6.00%
Templeton Global
 Growth                         3/15/94     -13.79%        7.42%     N/A         7.86%
Templeton Global
 Income Securities              1/24/89       2.20%        5.37%     4.25%       5.94%
Templeton
 International Equity           1/27/92     -15.20%        7.00%     8.94%       7.86%
Templeton International
 Smaller Companies              5/1/96      -28.84%        N/A       N/A        -5.27%
Templeton Pacific
 Growth                         1/27/92     -54.42%      -23.57%   -12.14%      -7.21%
U.S. Government
 Securities                     3/14/89       8.42%        6.69%     5.34%       7.03%
Value Securities                5/1/98        N/A          N/A       N/A       -28.01%


                  Chart III - Contracts with traditional death
                     benefit (reflects mortality and expense
                  risk charge, administrative charge, contract
                   maintenance charge and portfolio expenses.)
                         ------------------------------
                               Portfolio
                               Inception   One         Three     Five         Since
Variable Option                Date        Year        Years     Years      Inception
---------------------------------------------------------------------------------------
Capital Growth                  5/1/96     -2.95%       N/A       N/A         11.83%
Global Health Care Securities   5/1/98      N/A         N/A       N/A         -7.35%
Global Utilities Securities     1/24/89    13.92%      13.18%     7.69%       10.56%
Growth and Income               1/24/89     1.84%      14.48%    13.30%        9.71%
High Income                     1/24/89    -2.44%       7.03%     7.45%        7.90%
Income Securities               1/24/89     2.05%       9.04%     7.50%        9.92%
Money Market+                   1/24/89     4.00%       3.96%     3.62%        3.90%
Mutual Discovery
 Securities                     11/8/96   -14.85%       N/A       N/A          2.14%
Mutual Shares
 Securities                     11/8/96   -11.98%       N/A       N/A          2.86%
Natural Resources
 Securities                     1/24/89   -39.98%     -15.77%    -6.22%       -1.43%
Real Estate Securities          1/24/89   -17.54%      10.84%     7.86%        9.35%
Rising Dividends                1/27/92    -9.58%      14.88%    11.63%        9.19%
Small Cap                       11/1/95   -27.53%       N/A       N/A          5.96%
Templeton Developing
 Markets Equity                 3/15/94   -50.90%     -12.23%     N/A         -8.46%
Templeton Global
Asset Allocation                5/1/95    -18.03%       5.87%     N/A          6.11%
Templeton Global
 Growth                         3/15/94   -13.72%       7.55%     N/A          7.98%
Templeton Global
 Income Securities              1/24/89     2.31%       5.48%     4.37%        6.07%
Templeton
 International Equity           1/27/92   -15.13%       7.13%     9.08%        7.99%
Templeton International
 Smaller Companies              5/1/96    -28.80%       N/A       N/A         -5.19%
Templeton Pacific
 Growth                         1/27/92   -54.43%     -23.52%   -12.06%       -7.12%
U.S. Government
 Securities                     3/14/89     8.53%       6.81%     5.45%        7.17%
Value Securities                5/1/98      N/A         N/A       N/A        -28.05%

                    Chart IV - Contracts with enhanced death
                  benefit (reflects mortality and expense risk
                     charge, administrative charge, contract
                   maintenance charge and portfolio expenses.)
                         ------------------------------
                               Portfolio
                               Inception    One         Three     Five         Since
Variable Option                Date         Year        Years     Years      Inception
--------------------------------------------------------------------------------------
Capital Growth                  5/1/96      -3.15%        N/A       N/A        11.61%
Global Health Care Securities   5/1/98       N/A          N/A       N/A        -7.42%
Global Utilities Securities     1/24/89     13.69%       12.95%     7.47%      10.34%
Growth and Income               1/24/89      1.63%       14.25%    13.07%       9.49%
High Income                     1/24/89     -2.63%        6.81%     7.24%       7.69%
Income Securities               1/24/89      1.84%        8.82%     7.29%       9.70%
Money Market+                   1/24/89      3.79%        3.75%     3.42%       3.70%
Mutual Discovery
 Securities                     11/8/96    -15.02%        N/A       N/A         1.93%
Mutual Shares
 Securities                     11/8/96    -12.16%        N/A       N/A         2.66%
Natural Resources
 Securities                     1/24/89    -40.10%      -15.94%    -6.41%      -1.63%
Real Estate Securities          1/24/89    -17.70%       10.61%     7.64%       9.13%
Rising Dividends                1/27/92     -9.76%       14.65%    11.41%       8.97%
Small Cap                       11/1/95    -27.67%        N/A       N/A         5.75%
Templeton Developing
 Markets Equity                 3/15/94    -51.00%      -12.41%     N/A        -8.64%
Templeton Global
 Asset Allocation               5/1/95     -18.20%        5.66%     N/A         5.90%
Templeton Global
 Growth                         3/15/94    -13.89%        7.34%     N/A         7.76%
Templeton Global
 Income Securities              1/24/89      2.10%        5.27%     4.16%       5.86%
Templeton
 International Equity           1/27/92    -15.30%        6.91%     8.86%       7.78%
Templeton International
 Smaller Companies              5/1/96     -28.94%        N/A       N/A        -5.38%
Templeton Pacific
 Growth                         1/27/92    -54.52%      -23.63%   -12.23%      -7.31%
U.S. Government
 Securities                     3/14/89      8.32%        6.60%     5.24%       6.96%
Value Securities                5/1/98       N/A          N/A       N/A       -28.11%

Federal Tax Status
------------------------------------------------------------------------------

Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Portfolios of Franklin Valuemark Funds underlying the Contracts will be managed by the managers for Franklin Valuemark Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

Income Tax Withholding

All distributions or the portion thereof which is includable in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
(c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Surrenders -
Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount surrendered will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain surrender penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

a. Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Surrenders - Qualified Contracts" and "Tax-Sheltered Annuities - Surrender Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b. Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Surrenders - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c. Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers including self-employed individuals to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places imitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and surrenders. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Surrenders - Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Surrenders -
Qualified Contracts

In the case of a surrender under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Surrender Limitations

The Code limits the surrender of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, surrenders for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on surrenders became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on surrenders do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Annuity Provisions
------------------------------------------------------------------------------

Fixed Annuity Payout

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Portfolio. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

Variable Annuity Payout

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Portfolio(s).

Annuity Unit Value

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Portfolio the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Portfolio by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Portfolio remains unchanged unless the Contract Owner elects to transfer between Portfolios. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Portfolio. The Annuity Payment in each Portfolio is determined by multiplying the number of Annuity Units then allocated to such Portfolio by the Annuity Unit value for that Portfolio.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a Valuation Period is equal to:

a. the value of the Annuity Unit for the immediately preceding Valuation Period.

b. multiplied by the Net Investment Factor for the current Valuation Period;

c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. You may choose a 3%, 5% or 7% Assumed Investment Return. The Insurance Company may agree to use a different value.

Mortality and Expense Risk Guarantee
------------------------------------------------------------------------------

The Insurance Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.

Financial Statements
------------------------------------------------------------------------------

The audited consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1997, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 1997 are also included herein. In addition, unaudited financial statements of the Separate Account as of and for nine-month period ended September 30, 1998 are included herein.



                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       OF
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                              Financial Statements

                         September 30, 1998 (unaudited)

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements

Statements of Assets and Liabilities
September 30, 1998 (unaudited)
(In thousands)

                                        Capital    Global Health    Global Utilities  Growth and      High        Income     Money
                                        Growth    Care Securities      Securities       Income       Income     Securities   Market
                                         Fund          Fund               Fund           Fund         Fund         Fund       Fund
------------------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:

   Franklin Valuemark Funds:
      Capital Growth Fund,
        11,056 shares, cost $144,118     $148,485            -                 -               -           -            -          -
     Global Health Care Securities Fund,
        658 shares, cost $6,349                 -        6,133                 -               -           -            -          -
     Global Utilities Securities Fund,
        47,102 shares, cost $765,667            -            -           880,334               -           -            -          -
     Growth and Income Fund,
        60,510 shares, cost $937,811            -            -                 -       1,129,120           -            -          -
     High Income Fund,
        30,914 shares, cost $415,713            -            -                 -               -     396,317            -          -
     Income Securities Fund,
        68,840 shares, cost $1,052,903          -            -                 -               -           -    1,134,478          -
     Money Market Fund,
        434,602 shares, cost $434,602           -            -                 -               -           -            -    434,602
------------------------------------------------------------------------------------------------------------------------------------
       Total assets                       148,485        6,133           880,334       1,129,120     396,317    1,134,478    434,602
------------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Accrued mortality and expense
     risk charges - Valuemark II & III        19           220                50              45          15          132        110
   Accrued mortality and expense risk charges
     - Valuemark IV                            6             3                 6               9           8            9          7
   Accrued administrative charges
     - Valuemark II & III                      2            26                 6               5           2           16         13
   Accrued administrative charges -
     Valuemark IV                              1             -                 1               1           1            1          1
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities                      28           249                63              60          26          158        131
------------------------------------------------------------------------------------------------------------------------------------
       Net assets                       $148,457         5,884           880,271       1,129,060     396,291    1,134,320    434,471
====================================================================================================================================
Total Contract owners' equity:
   Contracts in accumulation period
      - Valuemark II and III  (note 5)    $96,478        4,566           856,601       1,011,969     318,450    1,033,555    370,402
   Contracts in accumulation period
      - Valuemark IV (note 5)              49,866        1,318            21,658         111,630      77,261       95,316     61,981
   Contracts in annuity payment
      period (note 2)                       2,113            -             2,012           5,461         580        5,449      2,088
------------------------------------------------------------------------------------------------------------------------------------
       Total contract owners' equity     $148,457        5,884           880,271       1,129,060     396,291    1,134,320    434,471
====================================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Assets and Liabilities (cont.)
September 30, 1998 (unaudited)
(In thousands)

                                        Mutual         Mutual          Natural                                         Templeton
                                      Discovery        Shares        Resources    Real Estate     Rising     Small     Developing
                                     Securities      Securities      Securities    Securities    Dividends    Cap     Markets Equity
                                        Fund            Fund           Fund           Fund         Fund       Fund       Fund
------------------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Mutual Discovery Securities Fund,
   19,810 shares, cost $232,092        $206,029             -                 -            -            -          -               -
 Mutual Shares Securities Fund,
   38,872 shares, cost $447,532               -       411,657                 -            -            -          -               -
 Natural Resources Securities Fund,
    5,454 shares, cost $71,367                -             -            45,927            -            -          -               -
 Real Estate Securities Fund,
   14,629 shares, cost $266,943               -             -                 -      293,749            -          -               -
 Rising Dividends Fund,
   39,238 shares, cost $523,863               -             -                 -            -      595,238          -               -
 Small Cap Fund,
   21,761 shares, cost $294,080               -             -                 -            -            -    240,019               -
 Templeton Developing Markets
   Equity Fund, 23,717 shares,
   cost $242,702                              -             -                 -            -            -          -         135,901
------------------------------------------------------------------------------------------------------------------------------------
       Total assets                     206,029       411,657            45,927      293,749      595,238    240,019         135,901
------------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Accrued mortality and expense
     risk charges - Valuemark II & III        20           38                 5           19           29         30              20
   Accrued mortality and expense risk charges
     - Valuemark IV                            8           12                 5            7            8          7               6
   Accrued administrative charges
     - Valuemark II & III                      2            4                 1            2            4          4               3
   Accrued administrative charges -
     Valuemark IV                              1            1                 1            1            1          1               1
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                       31           55                12           29           42         42              30
------------------------------------------------------------------------------------------------------------------------------------
      Net Assets                        $205,998      411,602            45,915      293,720      595,196    239,977         135,871
====================================================================================================================================
Total Contract owners' equity:
   Contracts in accumulation period
      - Valuemark II and III  (note 5)  $111,471      206,700            41,732      251,794      520,012    178,776         112,730
   Contracts in accumulation period
      - Valuemark IV (note 5)             91,157      200,242             4,182       41,216       71,811     59,245          22,343
   Contracts in annuity payment
      period (note 2)                      3,370        4,660                 1          710        3,373      1,956             798
------------------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity     $205,998      411,602            45,915      293,720      595,196    239,977         135,871
====================================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Assets and Liabilities (cont.)
September 30, 1998 (unaudited)
(In thousands)

                                                                                                     Templeton
                                                      Templeton  Templeton  Templeton    Templeton International Templeton
                                                    Global Asset  Global  Global Income International Smaller     Pacific
                                                     Allocation   Growth   Securities     Equity     Companies    Growth
                                                        Fund       Fund       Fund         Fund        Fund        Fund
---------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Franklin Valuemark Funds:
   Templeton Global Asset Allocation Fund,
    6,359 shares, cost $76,064                         $72,671          -           -             -          -           -
   Templeton Global Growth Fund,
    46,780 shares, cost $563,961                             -    633,554           -             -          -           -
   Templeton Global Income Securities Fund,
    12,852 shares, cost $163,473                             -          -     140,904             -          -           -
   Templeton International Equity Fund, 67,492 shares,
    cost $903,141                                            -          -           -       867,999          -           -
   Templeton International Smaller Companies Fund,
    2,751 shares, cost $30,874                               -          -           -             -     23,572           -
   Templeton Pacific Growth Fund,
    16,525 shares, cost $222,301                             -          -           -             -          -      73,326
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                      72,671    633,554     140,904       867,999     23,572      73,326
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Accrued mortality and expense risk charges -
  Valuemark II & III                                        25         88          10           103          5          13
 Accrued mortality and expense risk charges -
  Valuemark IV                                               5          9           5             7          5           5
 Accrued administrative charges - Valuemark II & III         3         11           1            12          1           1
 Accrued administrative charges - Valuemark IV               1          1           1             1          1           1
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                     34        109          17           123         12          20
---------------------------------------------------------------------------------------------------------------------------
      Net assets                                       $72,637    633,445     140,887       867,876     23,560      73,306
===========================================================================================================================
Contract owners' equity:
 Contracts in accumulation period - Valuemark II and III
 (notes 5 and 6)                                       $53,082    509,557     130,448       795,060     14,561      69,350
 Contracts in accumulation period - Valuemark IV
 (notes 5 and 6)                                        17,894    118,270      10,382        70,641      8,548       3,706
 Contracts in annuity payment period (note 2)            1,661      5,618          57         2,175        451         250
---------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity                    $72,637    633,445     140,887       867,876     23,560      73,306
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Assets and Liabilities (cont.)
September 30, 1998 (unaudited)
(In thousands)

                                                  U.S. Government    Value      Zero        Zero        Zero        Total
                                                     Securities   Securities   Coupon      Coupon      Coupon        All
                                                        Fund         Fund   Fund - 2000  Fund - 2005  Fund - 2010   Funds
---------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Franklin Valuemark Funds:
  U.S. Government Securities Fund,
   48,640 shares, cost $636,393                       $667,266            -         -           -            -
  Utility Equity Fund, 50,793 shares, cost $807,547          -        5,547         -           -            -
  Zero Coupon Fund - 2000, 5,951 shares, cost $83,601        -            -    82,226           -            -
  Zero Coupon Fund - 2005, 4,057 shares, cost $60,336        -            -         -      76,380            -
  Zero Coupon Fund - 2010, 4,369 shares, cost $67,935        -            -         -           -       88,330
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                     667,266        5,547    82,226      76,380       88,330   8,789,764
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Accrued mortality and expense risk charges -
  Valuemark II & III                                        26          176         8           7            8       1,221
 Accrued mortality and expense risk charges -
  Valuemark IV                                               7            5         5           5            6         165
 Accrued administrative charges - Valuemark II & III         3           21         1           1            1         146
 Accrued administrative charges - Valuemark IV               1            1         1           1            1          24
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                     37          203        15          14           16       1,556
---------------------------------------------------------------------------------------------------------------------------
      Net assets                                      $667,229        5,344    82,211      76,366       88,314   8,788,208
===========================================================================================================================
Contract owners' equity:
 Contracts in accumulation period -
  Valuemark II and III (notes 5 and 6)                $616,925        3,154    78,767      68,077       76,019   7,530,236
 Contracts in accumulation period -
   Valuemark IV (notes 5 and 6)                         49,914        1,935     3,444       8,289       12,280   1,214,529

Contracts in annuity payment period (note 2)               390          255         -           -           15      43,441
---------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity                   $667,229        5,344    82,211      76,366       88,314   8,788,206
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Operations
For the period ended September 30, 1998 (unaudited)
(In thousands)

                                                             Capital    Global Health   Global Utilities   Growth and   High
                                                              Growth   Care Securities     Securities        Income    Income
                                                              Fund          Fund             Fund             Fund      Fund
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                      $    494                -          38,909         39,645    40,005
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges - Valuemark II & III       618               (2)          6,829          8,138     2,835
 Mortality and expense risk charges - Valuemark IV             579                3           2,372          3,432     1,455
 Administrative charges - Valuemark II & III                    74               (1)            820            977       340
 Administrative charges - Valuemark IV                          65                -             266            384       163
-----------------------------------------------------------------------------------------------------------------------------
      Total expenses                                         1,336                -          10,287         12,931     4,793
-----------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                           (842)               -          28,622         26,714    35,212
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds            -                -          56,735         93,268     2,374
  Realized gains (losses) on sales of investments, net       2,013             (158)         33,274         26,052     3,423
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net            2,013             (158)         90,009        119,320     5,797
-----------------------------------------------------------------------------------------------------------------------------
Net change in unrealized appreciation (depreciation)
 on investments                                             (6,228)            (216)       (110,406)      (165,997)  (55,038)
-----------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net      (4,215)            (374)        (20,397)       (46,677)  (49,241)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from operations     $ (5,057)            (374)          8,225        (19,963)  (14,029)
=============================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Operations (cont.)
For the period ended September 30, 1998 (unaudited)
(In thousands)

                                                                               Mutual       Mutual     Natural
                                                             Income    Money  Discovery     Shares    Resources   Real Estate
                                                           Securities  Market Securities  Securities  Securities   Securities
                                                              Fund      Fund    Fund         Fund       Fund        Fund
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                     $   95,451     8,148    3,108      4,806        878      14,421
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges - Valuemark II & III      8,387     2,064    1,034       1,980       426       2,425
 Mortality and expense risk charges - Valuemark IV            3,321     1,186    1,130       2,280       148       1,052
 Administrative charges - Valuemark II & III                  1,008       248      124         238        51         291
 Administrative charges - Valuemark IV                          372       133      127         255        17         118
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                         13,088     3,631    2,415       4,753       642       3,886
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                          82,363     4,517      693          53       236      10,535
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds        22,541         -    2,892       4,199         -       8,927
  Realized gains (losses) on sales of investments, net       19,834         -    1,084         959    (9,034)     15,232
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on
       investments, net                                      42,375         -    3,976       5,158    (9,034)     24,159
-------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
  (depreciation) on investments                            (150,119)        -  (41,798)     (68,303)  (7,977)   (100,850)
--------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net     (107,744)        -  (37,822)     (63,145) (17,011)    (76,691)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
 from operations                                           $(25,381)     4,517 (37,129)     (63,092) (16,775)    (66,156)
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Operations (cont.)
For the period ended September 30, 1998 (unaudited)
(In thousands)

                                                                             Templeton    Templeton    Templeton   Templeton
                                                      Rising       Small    Developing   Global Asset   Global    Global Income
                                                    Dividends       Cap   Markets Equity   Allocation    Growth     Securities
                                                      Fund         Fund       Fund           Fund         Fund         Fund
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                $  7,816         191     6,715           3,077       19,141       11,179
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges -
  Valuemark II & III                                   4,782       1,881     1,420             511        4,616        1,045
 Mortality and expense risk charges - Valuemark IV     2,051       1,045       589             308        2,450          409
 Administrative charges - Valuemark II & III             574         226       170              61          554          125
 Administrative charges - Valuemark IV                   230         117        66              34          274           46
-----------------------------------------------------------------------------------------------------------------------------
      Total expenses                                   7,637       3,269     2,245             914        7,894        1,625
-----------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                      179      (3,078)    4,470           2,163       11,247        9,554
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds 95,780      24,533    21,834           3,659       69,721            -
  Realized gains (losses) on sales of investments, net29,446       3,616   (21,889)            810       10,158          207
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net     125,226     28,149       (55)          4,469       79,879          207
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                     (204,416)   (92,636)  (88,083)        (16,692)    (142,379)      (5,711)
-----------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net                            (79,190)   (64,487)  (88,138)         (12,223)    (62,500)      (5,504)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from operations (79,011)   (67,565)  (83,668)         (10,060)    (51,253)       4,050
=============================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Operations (cont.)
For the period ended September 30, 1998 (unaudited)
(In thousands)

                                                                     Templeton
                                                      Templeton    International  Templeton
                                                    International     Smaller      Pacific     U.S. Government      Value
                                                        Equity       Companies      Growth       Securities       Securities
                                                         Fund          Fund          Fund          Fund              Fund
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                  $ 32,633           706          4,948            45,330            -
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges -
  Valuemark II & III                                     7,236           158            826             4,321          (46)
 Mortality and expense risk charges -
  Valuemark IV                                           2,984           131            227             1,779            5
 Administrative charges - Valuemark II & III               868            19             99               519           (6)
 Administrative charges - Valuemark IV                     334            15             25               199            1
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                    11,422           323          1,177             6,818          (46)
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                     21,211           383          3,771            38,512           46
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
    Realized capital gain distributions on mutual funds 65,552           817          1,506                 -            -
    Realized gains (losses) on sales of
     investments, net                                   41,613          (597)       (53,883)            6,245          (44)
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net      107,165           220        (52,377)            6,245          (44)
---------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                      (183,732)       (6,250)         1,288            (5,843)        (957)
---------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net                             (76,567)       (6,030)       (51,089)              402       (1,001)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
 from operations                                      $(55,356)       (5,647)       (47,318)           38,914         (955)
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Operations (cont.)
For the period ended September 30, 1998 (unaudited)
(In thousands)

                                                    Zero             Zero            Zero              Total
                                                   Coupon           Coupon          Coupon              All
                                                 Fund - 2000     Fund - 2005      Fund - 2010          Funds
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares              $6,413               4,263          4,432            392,709
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges -
  Valuemark II & III                                 579                 451            505             63,019
 Mortality and expense risk charges -
  Valuemark IV                                       215                 205            234             29,590
 Administrative charges - Valuemark II & III          70                  54             61              7,564
 Administrative charges - Valuemark IV                24                  23             26              3,314
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                 888                 733            826            103,487
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                5,525               3,530          3,606            289,222
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
    Realized capital gain distributions on mutual
      funds                                        1,026                 986            613            476,963
    Realized gains (losses) on sales of
     investments, net                              1,093               1,081          3,451            113,986
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net  2,119               2,067          4,064            590,949
---------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                  (2,859)              2,501          4,241         (1,448,460)
---------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net                         (740)               4,568          8,305           (857,511)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
 from operations                                  $4,785               8,098         11,911           (568,289)
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                                              Global Health Care   Global Utilities
                                          Capital Growth Fund Care Securities Fund  Securities Fund  Growth and Income Fund
------------------------------------------------------------------------------------------------------------------------------
                                          1998      1997       1998     1997       1998      1997        1998      1997
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net          $(842)     (894)         -        -     28,622      35,651     26,714     20,007
   Realized gains (losses)
    on investments, net                   2,013      2,092      (158)       -     90,009     106,619   119,320      58,209
   Net change in unrealized
    appreciation (depreciation)
    on investments                       (6,228)     8,783      (216)       -   (110,406)     76,100  (165,997)    173,409
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets from operations            (5,057)     9,981      (374)       -      8,225     218,370    (19,963)   251,625
------------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark II & III (note 5):
   Purchase payments                      3,166     11,652       165        -      6,090      14,377    14,406      50,544
   Transfers between funds               34,035     18,490     4,794        -    (32,884)   (131,387)    3,254      23,747
   Surrenders and terminations          (11,052)    (5,581)     (100)       -   (147,502)   (173,138)  (140,553)  (141,024)
   Rescissions                               (8)      (159)        -        -       (221)       (730)      (271)      (922)
   Other transactions (note 2)              (18)       (89)        -        -         59         246        (29)       241
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark II & III  26,123     24,313     4,859       -    (174,458)   (290,632)   (123,193)  (67,414)
------------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments                      18,746      23,159     1,075      -       10,857       5,818      46,862    49,951
   Transfers between funds                 9,544       2,395       585      -        3,886       1,246      15,004     4,608
   Surrenders and terminations            (1,424)      (174)        (3)     -         (710)        (70)      (3,135)    (685)
   Rescissions                              (541)      (754)      (258)     -          (79)        (60)        (905)    (859)
   Other transactions (note 2)                (2)         38         -      -            4           1            3       51
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV        26,323      24,664      1,399     -        13,958       6,935      57,829    53,066

Increase (decrease) in net assets         47,389      58,958      5,884     -      (152,275)    (65,327)     (85,327) 237,277
Net Assets at beginning of period        101,068      42,110          -     -     1,032,546   1,097,873    1,214,387  977,110
------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $148,457     101,068       5,884     -      880,271   1,032,546    1,129,060 1,214,387
==============================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                                                                                        Mutual Discovery
                                       High Income Fund     Income Securities Fund  Money Market Fund    Securities Fund
------------------------------------------------------------------------------------------------------------------------------
                                        1998       1997       1998      1997         1998     1997        1998     1997
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net   $     35,212    27,707    82,363     74,684      4,517        13,801      693     (1,520)
Realized gains (losses)
    on investments, net                   5,797    10,947    42,375     44,523          -             -    3,976        591
   Net change in unrealized
    appreciation (depreciation)
    on investments                      (55,038)      389   (150,119)   62,214          -             -  (41,798)    15,535
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets from operations           (14,029)   39,043    (25,381)  181,421      4,517        13,801  (37,129)   14,606
------------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments                      4,354    22,772     11,505    50,873     14,774        70,286    5,964    28,591
   Transfers between funds              (25,958)      310    (45,125)  (56,241)   200,287        (3,675)  22,991    74,361
   Surrenders and terminations          (51,870)  (59,371)  (157,361) (169,518)  (138,158)     (161,311) (15,888)   (7,182)
   Rescissions                             (130)     (602)      (255)   (1,451)      (271)        (2,246)   (131)     (510)
   Other transactions (note 2)              126       246       (135)      446         14            894     (14)       17
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       contract transactions -
       Valuemark II & III               (73,478)  (36,645)  (191,371)  (175,891)    76,646      (96,052)    12,922   95,277
------------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments                     35,879     42,607    38,722     46,661     38,455       93,106     33,454    57,513
   Transfers between funds                2,242      3,456     9.400      3,254    (16,811)     (46,177)    12,364     6,028
   Surrenders and terminations           (2,542)      (521)   (2,232)      (443)    (3,168)      (3,086)     (2,313)    (520)
   Rescissions                           (1,286)      (844)     (506)    (1,143)     (1,952)       (918)       (554)    (763)
   Other transactions (note 2)                9         21       (18)         3          (13)       494          26       13
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV        34,302    44,719     45,366     48,332      16,511      43,419     42,977     62,271
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets       (53,205)    47,117   (171,386)    53,862       97,674     (38,832)   18,770    172,154
Net assets at beginning of period       449,496    402,379  1,305,706  1,251,844     336,797      375,629   187,228     15,074
------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period           $ 396,291    449,496  1,134,320  1,305,706     434,471      336,797   205,998    187,228
==============================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                           Mutual Shares    Natural Resources      Real Estate
                                          Securities Fund    Securities Fund       Securities Fund   Rising Dividends Fund
---------------------------------------------------------------------------------------------------------------------------
                                          1998     1997       1998      1997        1998     1997        1998     1997
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net          $ 53     (2,774)      236        110    10,535     5,160        179      199
   Realized gains (losses)
    on investments, net                   5,158        65    (9,034)    (3,931)    24,159   16,329    125,226   43,845
   Net change in unrealized
    appreciation (depreciation)
    on investments                      (68,303)   31,825    (7,977)   (14,906)  (100,850)  42,697   (204,416)  123,868
---------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
    net assets from operations          (63,092)   29,116   (16,775)     (18,727) (66,156)   64,186   (79,011)  167,912
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments                     11,094    55,149       784        3,818    4,069    26,139      9,845   23,594
   Transfers between funds               31,937   136,704    (3,580)     (11,395) (36,472)   28,062     10,412   20,217
   Surrenders and terminations          (28,716)  (12,002)   (6,037)      (9,401) (36,040)  (36,947)   (98,250) (84,492)
   Rescissions                             (182)     (558)      (47)         (67)    (133)     (342)      (204)    (422)
   Other transactions (note 2)              (47)       11       (16)          26       (1)       89        (66)     537
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       contract transactions -
       Valuemark II & III                14,086    179,304   (8,896)     (17,019) (68,577)   16,001    (78,263) (40,566)
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark IV (note 5):
   Purchase payments                     80,147     113,173    1,588       3,783   15,090    29,207     33,656   32,143
   Transfers between funds               22,552      18,844      688         290    1,371     2,787     12,285    5,752
   Surrenders and terminations           (5,696)     (1,198)    (113)         (6)  (1,105)     (354)    (2,196)    (409)
   Rescissions                           (1,408)     (1,424)     (52)        (94)    (189)     (517)      (618)    (624)
   Other transactions (note 2)               20          37       (4)          4       (8)       10         (1)       9
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV        95,615    129,432     2,107      3,977   15,159   31,133      43,126    36,871
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         46,609    337,852   (23,564)   (31,769)(119,574) 111,320    (114,148)  164,217
Net assets at beginning of period        364,993     27,141    69,479    101,248  413,294  301,974     709,344   545,127
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of period            $ 411,602    364,993    45,915     69,479  293,720   413,294    595,196   709,344
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                                            Templeton Developing   Templeton Global        Templeton
                                           Small Cap Fund   Markets Equity Fund  Asset Allocation Fund Global Growth Fund
---------------------------------------------------------------------------------------------------------------------------
                                            1998    1997         1998     1997        1998    1997       1998     1997
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net...         (3,078)    (2,855)     4,470     (744)    2,163       379     11,247     1,105
   Realized gains (losses)
    on investments, net..............       28,149     16,256        (55)  11,272     4,469     1,109     78,879     8,777
   Net change in unrealized
    appreciation (depreciation)
    on investments....................     (92,636)    21,914    (88,083) (46,160)  (16,692)    4,962   (142,379)   58,155
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets from operations........  (67,565)    35,315    (83,668) (35,632)  (10,060)    6,450     (51,253)  68,037
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark II & III (note 5):
   Purchase payments...............          5,716     29,239      3,690   29,184    1,532     11,196       9,597   58,703
   Transfers between funds.........         (1,595)    50,164    (37,248)   5,324   (6,047)     9,847     (32,844)   4,664
   Surrenders and terminations.....        (26,753)   (23,270)   (20,516) (24,867)  (6,636)    (6,290)    (56,484) (46,883)
   Rescissions.....................           (184)      (651)       (66)    (281)      (6)       (71)       (284)  (1,055)
   Other transactions (note 2).....             13         71        (49)       2       25        186        (115)      54
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
      net assets resulting from
      contract transactions -
      Valuemark II & III................   (22,803)    55,553    (54,189)   9,362  (11,132)      14,868   (80,130)  15,483
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments...............         24,357     40,513      7,683   32,069    6,396      13,018     42,901   79,798
   Transfers between funds.........          9,184      2,867       (141)   2,442      595       1,126      8,101    5,848
   Surrenders and terminations.....         (1,855)      (266)      (743)    (253)    (360)       (107)    (3,045)    (652)
   Rescissions.....................           (333)      (589)      (128)    (302)     (14)       (260)      (627)  (1,079)
   Other transactions (note 2).....             (5)        26         17        8       (2)          2        (15)      12
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV.......   31,348     42,551      6,688   33,964    6,615      13,779     47,315   83,927
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets..        (59,020)   133,419   (131,169)   7,694  (14,577)     35,097    (84,068) 167,447
Net assets at beginning of period..        298,997    165,578    267,040  259,346   87,214      52,117    717,513  550,066
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of period........       $239,977    298,997    135,871  267,040   72,637      87,214    633,445  717,513
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                        Templeton Global  Templeton International Templeton International    Templeton
                                    Income Securities Fund     Equity Fund        Smaller Companies Fund Pacific Growth Fund
-------------------------------------------------------------------------------------------------------------------------------
                                          1998     1997      1998       1997          1998    1997          1998    1997
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net...     $  9,554    10,527    21,211     14,487        383      (225)       3,771       1,743
   Realized gains (losses)
    on investments, net..............        207     1,131   107,165     91,429        220       545      (52,377)     (6,660)
   Net change in unrealized
    appreciation (depreciation)
    on investments...................     (5,711)  (10,041) (183,732)     1,618     (6,250)   (1,688)       1,288     (91,510)
-------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets from operations......    4,050     1,617   (55,356)   107,534     (5,647)   (1,368)     (47,318)    (96,427)
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments...............          870     5,204     8,057     48,236        828     5,943        1,449       7,156
   Transfers between funds.........      (12,387)  (17,682)  (71,615)   (33,305)    (2,442)    2,953      (20,768)    (55,954)
   Surrenders and terminations.....      (21,843)  (27,867) (123,160)  (126,296)    (1,592)   (1,856)     (15,134)    (36,981)
   Rescissions.....................          (42)     (283)     (370)    (1,041)       (23)      (91)         (50)       (144)
   Other transactions (note 2).....           12       193      (155)       282         (1)       32          (29)        398
-------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
    net assets resulting from
    contract transactions -
    Valuemark II & III................   (33,390)  (40,435) (187,243)  (112,124)    (3,230)    6,981      (34,532)    (85,525)
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments...............        3,275     6,478    19,383     53,802      2,814     8,807        1,784       4,649
   Transfers between funds.........          571       316     5,120      2,916       (301)      531          175         622
   Surrenders and terminations.....         (275)      (83)   (1,814)      (259)      (299)     (128)         (89)        (98)
   Rescissions.....................          (12)     (207)      (70)      (629)       (85)      (50)         (41)        (52)
   Other transactions (note 2).....           (1)       15        18         15          5         3           (1)          -
-------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV......   3,558     6,519    22,637     55,845     2,134      9,163        1,828       5,121
Increase (decrease) in net assets..      (25,782)  (32,299) (219,962)    51,255    (6,743)    14,776      (80,022)   (176,831)
Net assets at beginning of period..      166,669   198,968 1,087,838  1,036,583    30,303     15,527      153,328     330,159
-------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period........     $140,887   166,669   867,876  1,087,838    23,560     30,303       73,306     153,328
===============================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                         Value         U.S Government
                                    Securities Fund   Securities Fund  Zero Coupon Fund - 2000  Zero Coupon Fund - 2005
---------------------------------------------------------------------------------------------------------------------------
                                    1998     1997       1998      1997          1998    1997            1998     1997
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net $    46         -      38,512     28,049       5,525     5,205       3,530        3,461
   Realized gains (losses) on
    investments, net                 (44)        -       6,245      5,606       2,119     1,677       2,067        1,510
   Net change in unrealized
    appreciation (depreciation)
    on investments                  (957)        -      (5,843)    17,549      (2,859)   (1,692)      2,501        1,476
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets from operations   (955)        -      38,914     51,204       4,785     5,190       8,098        6,447
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments                 144         -       4,929     23,060         295     1,290         528        1,695
   Transfers between funds         3,885         -      15,699    (47,874)     (3,488)   (6,415)     (2,429)      (6,814)
   Surrenders and terminations       (56)        -     (92,857)  (115,692)    (11,070)  (15,927)     (7,770)      (8,976)
   Rescissions                         -         -        (180)      (756)          -       (43)        (11)          (1)
   Other transactions (note 2)         -         -         265        775          95       134         (19)           7
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       contract transactions -
       Valuemark II & III          3,973         -     (72,144)  (140,487)    (14,168)   (20,961)    (4,843)     (14,089)
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments                 765         -      17,941      22,408        631      1,862      2,816        3,410
   Transfers between funds         1,577         -       7,415       1,524        919       (121)     1,379           34
   Surrenders and terminations       (12)        -      (1,244)       (132)       (21)        (7)      (174)         (10)
   Rescissions                        (4)        -        (696)       (527)       (23)         -        (68)         (68)
   Other transactions (note 2)         -         -          13          67          -          -          -            -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV 2,326          -     23,429      23,340      1,506      1,734      3,953        3,366
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets  5,344          -     (9,801)    (65,943)    (7,877)   (14,037)     7,208       (4,276)
Net assets at beginning of period      -          -    677,030     742,973     90,088    104,125     69,158       73,434
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of period       $5,344          -    667,229     677,030     82,211     90,088     73,366       69,158
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997
(In thousands)

                                                            Zero Coupon Fund - 2010               Total All Funds
---------------------------------------------------------------------------------------------------------------------------
                                                              1998          1997              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net                              $3,606       3,446             289,222          236,709
   Realized gains (losses) on investments, net                 4,064       1,575             590,949          413,516
   Net change in unrealized appreciation
   (depreciation) on investments                               4,241       5,123          (1,448,460)         479,620
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets from operations                                 11,911      10,144            (568,289)       1,129,845
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions - Valuemark II & III (note 5):
   Purchase payments                                             641       3,822             124,492          581,523
   Transfers between funds                                     1,490      (2,318)             (1,240)           1,783
   Surrenders and terminations                               (11,011)     (8,063)         (1,226,409)      (1,302,935)
   Rescissions                                                     -         (17)             (3,069)         (12,443)
   Other transactions (note 2)                                     9         (11)                (76)           4,787
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net assets resulting
       from contract transactions - Valuemark II & III        (8,871)     (6,587)         (1,106,302)        (727,285)
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions - Valuemark IV (note 5):
   Purchase payments                                           4,359       3,098             489,636          767,033
   Transfers between funds                                     3,268         282             110,972           20,870
   Surrenders and terminations                                  (224)        (11)            (34,792)          (9,472)
   Rescissions                                                   (20)         (6)            (10,469)         (11,769)
   Other transactions (note 2)                                     2           -                  47              829
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net assets resulting
       from contract transactions - Valuemark IV               7,385       3,363             555,394          767,491
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                             10,425       6,920          (1,119,197)       1,170,051
Net assets at beginning of period                             77,889      70,969           9,907,405        8,737,354
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                  $88,314      77,889           8,788,208        9,907,405
===========================================================================================================================

See accompanying notes to unaudited financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements
September 30, 1998 (unaudited)

1. ORGANIZATION

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life may conduct.

The Variable Account's sub-accounts may invest, at net asset values, in one or more of the funds of the Franklin Valuemark Funds (FVF), managed by Franklin Advisers, Inc. and its Templeton and Franklin affiliates, in accordance with the selection made by the contract owner. Not all funds are available as investment options for the products that comprise the Variable Account.

Certain officers and trustees of the FVF are also officers and/or directors of Franklin Advisers, Inc. and/or Allianz Life.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments of the Variable Account are valued daily at market value using net asset values provided by Franklin Advisers, Inc.

Realized investment gains include realized gain distributions received from the respective funds. Gains on the sale of fund shares are determined by the average cost method. Realized gain distributions are reinvested in the respective funds. Dividend distributions received from the FVF are reinvested in additional shares of the FVF and are recorded as income to the Variable Account on the ex-dividend date.

Two Fixed Account investment options are available to deferred annuity contract owners. A Flexible Fixed Option is available to all deferred annuity contract owners and a Dollar Cost Averaging Option is available to Valuemark IV deferred annuity contract owners. These accounts are comprised of equity and fixed income investments which are part of the general assets of Allianz Life. The liabilities of the Fixed Accounts are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return of the Fixed Accounts is 3%.

The Global Health Care Securities Fund and Value Securities Fund were added as available investment options on May 1, 1998. The Utility Equity Fund name was changed to Global Utilities Securities Fund on May 1, 1998. On May 1, 1997, the Precious Metals Fund name was changed to Natural Resources Securities Fund.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contracts in Annuity Payment Period

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3% or 5%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account.

Expenses

Asset Based Expenses

A mortality and expense risk charge is deducted from the Variable Account on a daily basis. The charge is equal, on an annual basis, to 1.25% of the daily net assets of Valuemark II and Valuemark III and 1.34% of the daily net assets of Valuemark IV.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of all products which comprise the Variable Account.

Contract Based Expenses

A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges paid by the contract owners during the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997 were $3,512,119 and $4,561,683, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

A contingent deferred sales charge is deducted from the contract value at the time of a surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender for Valuemark II and Valuemark III contracts and within seven years of the date of surrender for Valuemark IV contracts. For this purpose, purchase payments are allocated on a first-in, first-out basis. The amount of the contingent deferred sales charge is calculated by: (a) allocating purchase payments to the amount surrendered; and
(b) multiplying each allocated purchase payment that has been held under the contract for the period shown below by the charge shown below:

        Years Since                    Contingent Deferred Sales Charge
--------------------------------------------------------------------------------
          Payment              Valuemark II      Valuemark III     Valuemark IV
--------------------------------------------------------------------------------

            0-1                     5%                6%                6%
            1-2                     5%                5%                6%
            2-3                     4%                4%                6%
            3-4                     3%                3%                5%
            4-5                    1.5%              1.5%               4%
            5-6                     0%                0%                3%
            6-7                     0%                0%                2%
            7+                      0%                0%                0%

and (c) adding the products of each multiplication in (b) above.

A Valuemark II or Valuemark III deferred annuity contract owner may, not more frequently than once annually on a cumulative basis, make a surrender each contract year of fifteen percent (15%) of purchase payments paid, less any prior surrenders, without incurring a contingent deferred sales charge.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Based Expenses (cont.)

A Valuemark IV deferred annuity contract owner may make multiple surrenders, each year after the first contract year, up to fifteen percent (15%) of the contract value without incurring a contingent deferred sales charge. For a partial surrender, the contingent deferred sales charge will be deducted from the remaining contract value, if sufficient; otherwise it will be deducted from the amount surrendered. Total contingent deferred sales charges paid by the contract owners for the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997 were $6,213,131 and $8,999,290, respectively.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges paid by the contract owners for the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997 were $124,905 and $126,072, respectively. Transfer charges are reflected in the Statements of Changes in Net Assets as other transactions. Net transfers from the Fixed Accounts for the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997 were $109,732,311 and $22,652,962, respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

On Valuemark II and Valuemark III deferred annuity contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to nine percent (9%) of purchase payments less prior surrenders annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The systematic withdrawal plan available to Valuemark IV deferred annuity contract owners allows up to fifteen percent (15%) of the contract value withdrawn annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year for all deferred annuity contracts.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.

3. CAPITALIZATION

Allianz Life provides capital for the establishment of new funds as investment options of the Variable Account. The capitalization transactions were as follows during the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997:

                                                  Capitalization    Date of    Market Value      Date of
Fund                                                  Amount    Capitalization at Withdrawal   Withdrawal
------------------------------------------------------------------------------------------------------------
Global Health Care Securities Fund                  $ 250,000        5/1/98         -              -
Value Securities Fund                               $ 250,000        5/1/98         -              -

4. FEDERAL INCOME TAXES

Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life, which is taxed as a life insurance company under the Internal Revenue Code.

Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

5. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (In thousands)

Transactions in units for each fund for the period ended September 30, 1998 (unaudited) and the year ended December 31, 1997 were as follows:

                                               Global
                                               Health    Global    Growth                            Mutual     Mutual
                                     Capital   Care     Utilities   and     High    Income   Money  Discovery   Shares
                                     Growth  Securities Securities Income  Income Securities Market Securities Securities
                                       Fund     Fund      Fund      Fund     Fund    Fund    Fund     Fund       Fund
---------------------------------------------------------------------------------------------------------------------------

Valuemark II & III
 Accumulation units outstanding
  at December 31, 1996                3,722      -       53,086      50,027   20,736   57,504    28,060   1,471    2,613
 Contract transactions:
   Purchase payments                    948      -          663       2,362    1,153    2,205     5,065   2,480    4,911
   Transfers between funds            1,469      -       (6,159)      1,043     (57)   (2,484)     (219)  6,648   12,308
   Surrenders and terminations         (445)     -       (7,944)     (6,436) (2,943)   (7,368)  (11,824)   (613)  (1,037)
   Rescissions                          (14)     -          (34)        (44)    (30)      (65)     (166)    (47)     (52)
   Other transactions                    (7)     -           11          10       12       19        66       1        1
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions     1,951      -      (13,463)     (3,065)  (1,865)  (7,693)   (7,078)   8,469   16,131
---------------------------------------------------------------------------------------------------------------------------
Accumulation units outstanding
  at December 31, 1997                5,673      -       39,623      46,962   18,871   49,811    20,982   9,940   18,744
===========================================================================================================================
 Contract transactions:
   Purchase payments                    136     17          206         485      200      401       431     368      741
   Transfers between funds            2,368    487       (1,265)         77   (1,186)  (1,822)   14,391   1,695    2,504
   Surrenders and terminations         (783)   (11)      (5,580)     (5,560)  (2,385)  (6,284)   (9,809) (1,249)  (2,318)
   Rescissions                           (1)     -          (8)         (11)      (6)     (10)      (19)    (11)     (15)
   Other transactions                    (1)     -           2           (1)       6       (6)        1      (1)      (4)
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions     1,719    493      (6,645)      (5,010)  (3,371)  (7,721)     4,995     802      908
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at September 30, 1998 (unaudited)   7,392    493       32,978      41,952   15,500   42,090    25,977  10,742   19,652
===========================================================================================================================
Valuemark IV
 Accumulation units outstanding
  at December 31, 1996                    -      -            -           -        -        -         -       -        -
 Contract transactions:
   Purchase payments                  1,839      -          263       2,241    2,100    2,022     6,870   5,050    9,998
   Transfers between funds              188      -           53         200      168      140    (3,400)    518    1,620
   Surrenders and terminations          (13)     -           (3)        (29)     (25)     (19)     (225)    (43)    (101)
   Rescissions                          (60)     -           (3)        (38)     (42)      (9)      (67)    (65)    (126)
   Other transactions                     3      -            -           2        1        -        36       1        3
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions     1,957      -          310       2,376    2,202    2,094     3,214    5,461  11,394
---------------------------------------------------------------------------------------------------------------------------
Accumulation units outstanding
  at December 31, 1997                1,957      -          310       2,376    2,202    2,094     3,214     5,461  11,394
===========================================================================================================================
 Contract transactions:
   Purchase payments                  1,336    111          412       1,852    1,663    1,554     2,761     2,622   6,426
   Transfers between funds              676     59          147         600      106      379    (1,222)      942   1,826
   Surrenders and terminations         (101)     -          (27)       (125)    (118)     (90)     (226)     (186)   (468)
   Rescissions                          (39)   (28)          (3)        (35)     (59)     (20)     (140)      (43)   (111)
   Other transactions                     -      -            -           -        -       (1)       (1)        2       2
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions     1,872    142          529       2,292    1,592    1,822     1,172     3,337    7,675
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at September 30, 1998 (unaudited)   3,829    142          839       4,668    3,794    3,916     4,386     8,798   19,069
===========================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

5. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (In thousands) (cont.)

                                Natural                             Templeton  Templeton  Templeton  Templeton    Templeton
                               Resource  Real Estate Rising  Small Developing Global Asset Global Global Income International
                              Securities Securities Dividends Cap    Markets   Allocation  Growth   Securities      Equity
                                 Fund      Fund       Fund   Fund  Equity Fund   Fund       Fund       Fund          Fund
------------------------------------------------------------------------------------------------------------------------------
Valuemark II & III
 Accumulation units outstanding
  at December 31, 1996             6,998   12,757      35,569    12,784     22,423    4,104      40,327    11,857     64,375
 Contract transactions:
   Purchase payments                 276    1,023       1,368     2,180      2,264      819       3,970       314      2,786
   Transfers between funds          (861)   1,129       1,034     3,656        330      755         334    (1,058)    (1,782)
   Surrenders and terminations      (701)  (1,453)     (4,724)   (1,652)    (1,990)    (456)     (3,127)   (1,673)    (7,156)
   Rescissions                        (5)     (14)        (26)      (49)       (22)      (6)        (74)      (17)       (59)
   Other transactions                  2        3          28         6          -       13           3        11         15
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions (1,289)      688      (2,320)    4,141       582    1,125       1,106    (2,423)    (6,196)
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997             5,709   13,445       33,249    16,925    23,005    5,229      41,433      9,434     58,179
==============================================================================================================================
 Contract transactions:
   Purchase payments                  72      136          383       303       378       59         514         50        404
   Transfers between funds          (339)  (1,432)         380      (244)   (4,183)    (452)     (2,190)      (722)    (3,987)
   Surrenders and terminations      (565)  (1,367)      (4,772)   (1,793)   (2,241)    (480)     (3,521)    (1,268)    (6,449)
   Rescissions                        (4)      (5)         (10)      (13)       (7)       -         (18)        (2)       (20)
   Other transactions                 (2)       -           (4)        -        (5)       2          (8)         1         (8)
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract
       transactions                 (838)  (2,668)      (4,023)   (1,747)   (6,058)    (871)     (5,223)   (1,941)    (10,060)
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at September 30, 1998 (unaudited)4,871    10,777       29,226   15,178     16,947    4,358      36,210      7,493     48,119
==============================================================================================================================
Valuemark IV
 Accumulation units outstanding
  at December 31, 1996                 -         -            -        -          -        -           -          -          -
  Contract transactions:
   Purchase payments                 288     1,144        1,745    2,823      2,516      952       5,261        391      3,008
   Transfers between funds            23       106          299      198        190       82         375         19        162
   Surrenders and terminations         -       (13)         (21)     (18)       (21)      (8)        (42)        (5)       (14)
   Rescissions                        (7)      (20)         (33)     (40)       (23)     (18)        (70)       (13)       (35)
   Other transactions                  -         -            1        2          1        -           1          1          1
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions    304     1,217        1,991     2,965     2,663    1,008       5,525        393     3,122
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997               304     1,217        1,991     2,965     2,663     1,008      5,525        393     3,122
==============================================================================================================================
 Contract transactions:
   Purchase payments                 147       563        1,617     1,603      828        451      2,652         192    1,021
   Transfers between funds            57        49          591       625      (23)        41        494          33      256
   Surrenders and terminations       (11)      (43)        (107)     (127)     (82)       (26)      (191)        (16)     (96)
   Rescissions                        (5)       (7)         (31)      (24)     (16)        (1)       (39)         (1)      (4)
   Other transactions                  -         -            -         -        2          -         (1)           -       1
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions    188       562        2,070      2,077     709        465      2,915         208    1,178
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at September 30, 1998 (unaudited)  492     1,779        4,061      5,042   3,372      1,473      8,440         601    4,300
==============================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)


5. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (In thousands) (cont.)

                                       Templeton
                                     International  Templeton     U.S.                Zero     Zero      Zero
                                        Smaller      Pacific   Government   Value   Coupon   Coupon    Coupon    Total
                                       Companies     Growth    Securities Securities Fund-    Fund-     Fund      All
                                         Fund         Fund        Fund      Fund      2000     2005      2010     Funds
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1996                 1,388        22,061      44,598         -     5,636   3,579     3,297    508,972

 Contract transactions:
   Purchase payments                     517           501       1,363         -        69      83       177     37,497
   Transfers between funds               258        (4,037)     (2,875)        -      (341)   (328)     (113)     8,650
   Surrenders and terminations          (160)       (2,707)     (6,740)        -      (846)   (424)     (362)   (72,781)
   Rescissions                            (8)          (10)        (44)        -        (2)      -        (1)      (789)
   Other transactions                      3            25          45         -         7       -         -        274
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions        610        (6,228)     (8,251)        -    (1,113)   (669)     (299)   (27,149)
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997                  1,998        15,833      36,347        -     4,523   2,910     2,998    481,823
==============================================================================================================================
Contract transactions:
   Purchase payments                       32           180         269        12        15      23        25      5,840
   Transfers between funds               (224)       (2,589)        804       433      (177)     98        47      2,472
   Surrenders and terminations           (141)       (1,943)     (5,046)       (7)     (554)   (333)     (420)   (64,879)
   Rescissions                             (2)           (6)        (10)        -         -       -         -       (178)
   Other transactions                                    (4)         15         -         5      (1)        -        (13)
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions        (335)       (4,362)     (3,968)      438      (711)   (213)     (348)   (56,758)
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at September 30, 1998 (unaudited)     1,663        11,471      32,379       438     3,812   2,697     2,650    425,065

==============================================================================================================================
Valuemark IV
 Accumulation units outstanding
  at December 31, 1996                      -             -           -                  -       -         -          -
 Contract transactions:
   Purchase payments                     761           346       1,310         -        100     162       138     51,328
   Transfers between funds                46            47          84         -         (6)      2        12      1,126
   Surrenders and terminations           (11)          (10)         (8)        -          -       -         -       (629)
   Rescissions                            (4)           (4)        (31)        -          -      (3)        -       (751)
   Other transactions                      -             -           4         -          -       -         -         57
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions        792           379       1,359         -         94     161       150     51,131
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997                   792           379       1,359         -         94     161       150     51,131
==============================================================================================================================
Contract transactions:
   Purchase payments                     253           221         987        89      32       122        168     29,683
   Transfers between funds               (33)           32         400       182      46        59        123      6,445
   Surrenders and terminations           (27)          (11)        (68)       (1)     (1)       (7)        (8)    (2,163)
   Rescissions                            (8)           (5)        (38)       (1)     (1)       (3)        (1)      (663)
   Other transactions                      -             -           1         -       -         -          -          5
------------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions        185           237       1,282       269      76       171        282     33,307
------------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at September 30, 1998 (unaudited)      977           616       2,641       269     170       332        432     84,438
==============================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

6. UNIT VALUES

A summary of accumulation unit values and accumulation units outstanding for variable annuity contracts and the expense ratios, including expenses of the underlying funds, for the period ended September 30, 1998 (unaudited) and each year of the five-year period ended December 31, 1997 follows:

                                    Valuemark II & III                                     Valuemark IV
-------------------------------------------------------------------------- -----------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
-------------------------------------------------------------------------- -----------------------------------------------------

CAPITAL GROWTH FUND
September 30,
 1998 (unaudited)      7,392        $13.054      $96,478        2.16%          3,829      $13.025      $49,866       2.25%
December 31,
 1997                  5,673         13.130       74,473        2.17           1,967       13.110       25,654       2.26
 19961                 3,722         11.254       42,110        2.17+              -            -            -          -

GLOBAL HEALTH CARE SECURITIES FUND
September 30,
 1998 (unaudited)2       493          9.266        4,566        4.57             142        9.262        1,318       4.66

GLOBAL UTILITIES SECURITIES FUND
September 30,
 1998 (unaudited)     32,978         25.976      856,601        1.90             839       25.774       21,658       1.99
December 31,
 1997                 39,623         25.818    1,022,994        1.90             310       25.635        7,959       1.99
 1996                 53,086         20.654    1,097,873        1.90               -            -            -          -
 1995                 66,669         19.565    1,305,495        1.90               -            -            -          -
 1994                 70,082         15.104    1,058,531        1.92               -            -            -          -
 1993                 84,217         17.319    1,458,533        1.91               -            -            -          -

GROWTH AND INCOME FUND
September 30,
 1998 (unaudited)     41,952         24.122    1,011,969        1.88           4,668       23.912      111,630       1.97
December 31,
 1997                 46,962         24.551    1,152,961        1.89           2,376       24.354       57,877       1.98
 1996                 50,027         19.490      977,110        1.90               -            -            -          -
 1995                 46,893         17.310      812,732        1.92               -            -            -          -
 1994                 35,695         13.215      471,773        1.94               -            -            -          -
 1993                 24,719         13.677      338,082        1.98               -            -            -          -

HIGH INCOME FUND
September 30,
 1998 (unaudited)     15,500         20.546      318,450        1.92           3,794        20.368       77,261      2.01
December 31,
 1997                 18,871         21.312      402,167        1.93           2,202        21.141       46,545      2.02
 1996                 20,736         19.375      402,379        1.94               -             -            -         -
 1995                 18,756         17.252      323,580        1.96               -             -            -         -
 1994                 15,679         14.608      229,026        2.00               -             -            -         -
 1993                 11,787         15.155      178,627        2.04               -             -            -         -


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
-------------------------------------------------------------------------- -----------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
-------------------------------------------------------------------------- -----------------------------------------------------
INCOME SECURITIES FUND
September 30,
 1998 (unaudited)     42,090        $24.555   $1,033,555        1.90%          3,916       $24.342      $95,316      1.99%
December 31,
 1997                 49,811         25.065    1,248,520        1.90           2,094        24.864       52,069      1.99
 1996                 57,504         21.708    1,251,844        1.90               -             -            -         -
 1995                 59,309         19.785    1,175,143        1.91               -             -            -         -
 1994                 56,569         16.392      927,343        1.94               -             -            -         -
 1993                 38,967         17.734      691,056        1.96               -             -            -         -

MONEY MARKET FUND
September 30,
 1998 (unaudited)     25,977         14.260        370,402       1.85           4,386       14.138       61,981       1.94
December 31,
 1997                 20,982         13.865        290,904       1.85           3,214       13.756       44,200       1.94
 1996                 28,060         13.359        375,629       1.83               -            -            -          -
 1995                 31,040         12.883        399,935       1.80               -            -            -          -
 1994                 39,437         12.354        487,239       1.86               -            -            -          -
 1993                 10,247         12.066        123,639       2.06               -            -            -          -

MUTUAL DISCOVERY SECURITIES FUND
September 30,
 1998 (unaudited)     10,742         10.378        111,471       2.42           8,798       10.360       91,157       2.51
December 31,
 1997                  9,940         11.983        119,104       2.46           5,461       11.971       65,375       2.55
 19963                 1,471         10.180         15,074       2.77+              -            -            -          -

MUTUAL SHARES SECURITIES FUND
September 30,
 1998 (unaudited)     19,652         10.518        206,700       2.17          19,069       10.500      200,242       2.26
December 31,
 1997                 18,744         11.993        224,796       2.20          11,394       11.981      136,521       2.29
 19963                 2,613         10.330         27,141       2.40+              -           -             -          -

NATURAL RESOURCES SECURITIES FUND
September 30,
 1998 (unaudited)      4,871          8.566         41,732       2.08             492        8.492        4,182       2.17
December 31,
 1997                  5,709         11.559         65,992       2.09             304       11.466        3,482       2.18
 1996                  6,998         14.467        101,248       2.05               -            -            -          -
 1995                  6,919         14.109         97,630       2.06               -            -            -          -
 1994                  8,285         13.979        115,828       2.08               -            -            -          -
 1993                  4,685         14.464         67,770       2.08               -            -            -          -


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
-------------------------------------------------------------------------- -----------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
-------------------------------------------------------------------------- -----------------------------------------------------
REAL ESTATE SECURITIES FUND
September 30,
 1998 (unaudited)     10,777      $  23.363      $251,794        1.92%          1,779      $23.160   $   41,216       2.01%
December 31,
 1997                 13,445         28.169        378,751       1.94           1,217       27.944       34,023       2.03
 1996                 12,757         23.668        301,974       1.97               -            -            -          -
 1995                 10,998         18.073        198,773       1.99               -            -            -          -
 1994                 11,645         15.594        181,599       2.02               -            -            -          -
 1993                  5,589         15.369         85,896       2.07               -            -            -          -

RISING DIVIDENDS FUND
September 30,
 1998 (unaudited)     29,226         17.792         520,012       2.12           4,061       17.686       71,811        2.21
December 31,
 1997                 33,249        $20.074        $667,473       2.14%          1,991      $19.968      $39,752        2.23%
 1996                 35,569         15.303         545,127       2.16               -            -            -           -
 1995                 33,789         12.498         422,992       2.18               -            -            -           -
 1994                 28,778          9.769         281,145       2.20               -            -            -           -
 1993                 26,256         10.327         271,147       2.19               -            -            -           -

SMALL CAP FUND
September 30,
 1998 (unaudited)     15,178         11.779         178,776       2.16           5,042       11.748       59,245        2.25
December 31,
 1997                 16,925         14.952         253,045       2.17           2,965       14.923       44,268        2.26
 1996                 12,784         12.913         165,578       2.17               -            -            -           -
 19954                 1,302         10.146          13,260       2.30+              -            -            -           -

TEMPLETON DEVELOPING MARKETS EQUITY FUND
September 30,
 1998 (unaudited)     16,947          6.651         112,730       2.85           3,372        6.624       22,343        2.94
December 31,
 1997                 23,005         10.340         237,895       2.82           2,663       10.305       27,448        2.91
 1996                 22,423         11.487         259,346       2.89               -            -            -           -
 1995                 15,618          9.582         150,481       2.81               -            -            -           -
 19945                 9,774          9.454          92,469       2.93+              -            -            -           -

TEMPLETON GLOBAL ASSET ALLOCATION FUND
September 30,
 1998 (unaudited)      4,358         12.184          53,082       2.22           1,473       12.146       17,894        2.31
December 31,
 1997                  5,229         13.786          72,082       2.34           1,008       13.752       13,864        2.43
 1996                  4,104         12.514          52,117       2.26               -            -            -           -
 19956                 1,338         10.591          14,234       2.30+              -            -            -           -

TEMPLETON GLOBAL GROWTH FUND
September 30,
 1998 (unaudited)     36,210         14.072         509,557       2.28           8,440       14.015      118,270        2.37
December 31,
 1997                 41,433         15.176         628,785       2.28           5,525       15.124       83,558        2.37
 1996                 40,327         13.560         550,066       2.33               -            -            -           -
 1995                 28,309         11.339         322,284       2.37               -            -            -           -
 19945                14,637         10.201         149,393       2.54+              -            -            -           -


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
-------------------------------------------------------------------------- -----------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
-------------------------------------------------------------------------- -----------------------------------------------------
TEMPLETON GLOBAL INCOME SECURITIES FUND
September 30,
 1998 (unaudited)      7,493      $  17.410        $130,448       2.03%            601      $17.259      $10.382        2.12%
December 31,
 1997                  9,434         16.957         159,973       2.02             393       16.821        6,620        2.11
 1996                 11,857         16.781         198,968       2.01               -            -            -           -
 1995                 14,181         15.522         220,143       2.04               -            -            -           -
 1994                 16,855         13.726         231,368       2.11               -            -            -           -
 1993                 13,054         14.650         191,246       2.13               -            -            -           -

TEMPLETON INTERNATIONAL EQUITY FUND
September 30,
 1998 (unaudited)     48,119         16.523         795,060       2.28           4,300        16.424       70,641        2.37
December 31,
 1997                 58,179         17.711       1,030,420       2.29           3,122        17.617       55,008        2.38
 1996                 64,375         16.081       1,036,583       2.29               -             -            -           -
 1995                 59,883         13.263         794,670       2.32               -             -            -           -
 1994                 60,464         12.161         735,339       2.39               -             -            -           -
 1993                 24,026         12.226         293,740       2.52               -             -            -           -

TEMPLETON INTERNATIONAL SMALLER COMPANIES FUND
September 30,
 1998 (unaudited)      1,663          8.764          14,561       2.48             977         8.745        8,548        2.57
December 31,
 1997                  1,998         10.825          21,626       2.46             792        10.809        8,557        2.55
 19962                 1,388         11.145          15,527       2.18+              -             -            -           -

TEMPLETON PACIFIC GROWTH FUND
September 30,
 1998 (unaudited)     11,471          6.045          69,350       2.51             616         6.009        3,706        2.60
December 31,
 1997                 15,833          9.431         149,327       2.43             379         9.381        3,566        2.52
 1996                 22,061         14.932         330,159       2.39               -             -            -           -
 1995                 22,483         13.630         306,843       2.41               -             -            -           -
 1994                 27,231         12.802         348,655       2.47               -             -            -           -
 1993                 14,240         14.233         202,676       2.54               -             -            -           -

U.S. GOVERNMENT SECURITIES FUND
September 30,
 1998 (unaudited)     32,379         19.054         616,925       1.90           2,641         18.890       49,914       1.99
December 31,
 1997                 36,347         17.947         652,317       1.90           1,359         17.805       24,222       1.99
 1996                 44,598         16.650         742,973       1.91               -              -            -          -
 1995                 34,313         16.298         559,234       1.92               -              -            -          -
 1994                 36,490         13.835         504,837       1.93               -              -            -          -
 1993                 40,402         14.698         593,842       1.94               -              -            -          -


ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
September 30, 1998 (unaudited)

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
-------------------------------------------------------------------------- -----------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
-------------------------------------------------------------------------- -----------------------------------------------------
VALUE SECURITIES FUND
September 30,
 1998 (unaudited)2       438    $     7.198      $   3,154       2.79%            269       $7.195      $ 1,935        2.88%

ZERO COUPON FUND - 2000
September 30,
 1998 (unaudited)      3,812         20.659         78,767       1.80             170       20.482        3,444        1.89
December 31,
 1997                  4,523         19.512         88,260       1.80              94       19.358        1,801        1.89
 1996                  5,636         18.475        104,125       1.80               -            -            -           -
 1995                  6,066         18.294        110,965       1.80               -            -            -           -
 1994                  4,953         15.373         76,140       1.80               -            -            -           -
 1993                  3,787         16.717         63,301       1.77               -            -            -           -

ZERO COUPON FUND - 2005
September 30,
 1998 (unaudited)      2,697         25.247         68,077       1.80             332       25.033        8,289        1.89
December 31,
 1997                  2,910         22.532         65,573       1.80             161       22.357        3,585        1.89
 1996                  3,579         20.517         73,434       1.80               -            -            -           -
 1995                  3,504         20.914         73,292       1.80               -            -            -           -
 1994                  2,780         16.096         44,756       1.80               -            -            -           -
 1993                  2,020         18.050         36,469       1.77               -            -            -           -

ZERO COUPON FUND - 2010
September 30,
 1998 (unaudited)      2,650         28.666         76,019       1.80             432       28.420       12,280        1.89
December 31,
 1997                  2,998         24.740         74,199       1.80             150       24.544        3,676        1.89
 1996                  3,297         21.522         70,969       1.80               -            -            -           -
 1995                  3,437         22.431         77,136       1.80               -            -            -           -
 1994                  2,589         15.930         41,255       1.80               -            -            -           -
 1993                  1,405         18.144         25,489       1.65               -            -            -           -

*For the year ended December 31, including the effect of the expenses of the underlying funds.
+Annualized.
1 Period from May 1, 1996 (fund  commencement) to December 31, 1996.
2 Period from May 1, 1998 (fund  commencement) to September 30, 1998 (unaudited).
3 Period from November 8, 1996 (fund  commencement)  to December 31, 1996.
4 Period from  November 1, 1995 (fund  commencement)  to December  31,  1995.
5 Period from March 15, 1994 (fund commencement) to December 31, 1994.
6 Period from May 1, 1995 (fund commencement) to December 31, 1995.





                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       OF
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                              Financial Statements

                               December 31, 1997

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Independent Auditors'Report

The Board of Directors of Allianz Life Insurance Company of North America and Contract Owners of Allianz Life Variable Account B:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Allianz Life Variable Account B as of December 31, 1997, the related statements of operations for the year then ended and the statements of changes in net assets for each of the years in the two-years then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the Franklin Valuemark Funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Allianz Life Variable Account B at December 31, 1997, the results of their operations for the year then ended and the changes in their net assets for each of the years in the two-years then ended, in conformity with generally accepted accounting principles.

                                      KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 30, 1998

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements

Statements of Assets and Liabilities
December 31, 1997
(In thousands)

                                                                                                                 Mutual
                                                             Capital Growth and    High      Income     Money   Discovery
                                                             Growth    Income     Income   Securities  Market  Securities
                                                              Fund      Fund       Fund       Fund      Fund      Fund
---------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Franklin Valuemark Funds:
  Capital Growth Fund, 7,534 shares, cost $90,511            $101,106         -        -           -          -         -
  Growth and Income Fund, 57,806 shares, cost $857,189              - 1,214,494        -           -          -         -
  High Income Fund, 31,088 shares, cost $413,883                    -         -  449,526           -          -         -
  Income Securities Fund, 71,085 shares, cost $1,074,128            -         -        -   1,305,822          -         -
  Money Market Fund, 336,851 shares, cost $336,851                  -         -        -           -    336,851         -
  Mutual Discovery Securities Fund, 15,387 shares,
   cost $171,528                                                    -         -        -           -          -   187,264
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                            101,106 1,214,494  449,526   1,305,822    336,851   187,264
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Accrued mortality and expense risk charges -
  Valuemark II & III                                               27        87       19          95         41        22
 Accrued mortality and expense risk charges -
  Valuemark IV                                                      7         9        8           9          8        10
 Accrued administrative charges - Valuemark II & III                3        10        2          11          4         3
 Accrued administrative charges - Valuemark IV                      1         1        1           1          1         1
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                            38       107       30         116         54        36
---------------------------------------------------------------------------------------------------------------------------
      Net assets                                             $101,068 1,214,387  449,496   1,305,706    336,797   187,228
===========================================================================================================================
Contract owners' equity:
 Contracts in accumulation period - Valuemark II and III
  (notes 5 and 6)                                             $74,473 1,152,961  402,167   1,248,520    290,904   119,104
 Contracts in accumulation period - Valuemark IV
  (notes 5 and 6)                                              25,654    57,877   46,545      52,069     44,200    65,375
 Contracts in annuity payment period (note 2)                     941     3,549      784       5,117      1,693     2,749
---------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity                          $101,068 1,214,387  449,496   1,305,706    336,797   187,228
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements  of Assets and  Liabilities (cont.)
December 31, 1997
(In thousands)

                                                             Mutual     Natural                                 Templeton
                                                             Shares    Resources Real Estate   Rising    Small  Developing
                                                           Securities Securities  Securities  Dividends   Cap     Markets
                                                              Fund       Fund      Fund         Fund     Fund   Equity Fund
---------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Franklin Valuemark Funds:
  Mutual Shares Securities Fund, 29,971 shares,
   cost $332,618                                            $365,047          -           -         -         -          -
  Natural Resources Securities Fund, 6,091 shares,
   cost $86,957                                                    -     69,494           -         -         -          -
  Real Estate Securities Fund, 16,146 shares,
   cost $285,681                                                   -          -     413,338         -         -          -
  Rising Dividends Fund, 36,047 shares, cost $433,623              -          -           -   709,415         -          -
  Small Cap Fund, 19,870 shares, cost $260,474                     -          -           -         -   299,049          -
  Templeton Developing Markets Equity Fund, 25,956 shares,
   cost $285,808                                                   -          -           -         -         -    267,090
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                           365,047     69,494     413,338   709,415   299,049    267,090
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Accrued mortality and expense risk charges -
  Valuemark II & III                                              34          8          32        55        38         38
 Accrued mortality and expense risk charges -
  Valuemark IV                                                    15          6           7         8         8          7
 Accrued administrative charges - Valuemark II & III               3          0           4         7         5          4
 Accrued administrative charges - Valuemark IV                     2          1           1         1         1          1
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                           54         15          44        71        52         50
---------------------------------------------------------------------------------------------------------------------------
      Net assets                                            $364,993     69,479     413,294   709,344   298,997    267,040
===========================================================================================================================
Contract owners' equity:
 Contracts in accumulation period - Valuemark II and III
  (notes 5 and 6)                                           $224,796     65,992     378,751   667,473   253,045    237,895
 Contracts in accumulation period - Valuemark IV
  (notes 5 and 6)                                            136,521      3,482      34,023    39,752    44,268     27,448
 Contracts in annuity payment period (note 2)                  3,676          5         520     2,119     1,684      1,697
---------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity                         $364,993     69,479     413,294   709,344   298,997    267,040
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements  of Assets and  Liabilities (cont.)
December 31, 1997
(In thousands)

                                                                                                     Templeton
                                                      Templeton  Templeton  Templeton    Templeton International Templeton
                                                    Global Asset  Global  Global Income International Smaller     Pacific
                                                     Allocation   Growth   Securities     Equity     Companies    Growth
                                                        Fund       Fund       Fund         Fund        Fund        Fund
---------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Franklin Valuemark Funds:
   Templeton Global Asset Allocation Fund,
    6,359 shares, cost $76,064                         $87,244          -           -             -          -           -
   Templeton Global Growth Fund,
    46,780 shares, cost $563,961                             -    717,610           -             -          -           -
   Templeton Global Income Securities Fund,
    12,852 shares, cost $163,473                             -          -     166,686             -          -           -
   Templeton International Equity Fund, 67,492 shares,
    cost $903,141                                            -          -           -     1,087,967          -           -
   Templeton International Smaller Companies Fund,
    2,751 shares, cost $30,874                               -          -           -             -     30,317           -
   Templeton Pacific Growth Fund,
    16,525 shares, cost $222,301                             -          -           -             -          -     153,352
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                      87,244    717,610     166,686     1,087,967     30,317     153,352
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Accrued mortality and expense risk charges -
  Valuemark II & III                                        21         76          10           107          6          16
 Accrued mortality and expense risk charges -
  Valuemark IV                                               6         11           5             9          6           5
 Accrued administrative charges - Valuemark II & III         2          9           1            12          1           2
 Accrued administrative charges - Valuemark IV               1          1           1             1          1           1
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                     30         97          17           129         14          24
---------------------------------------------------------------------------------------------------------------------------
      Net assets                                       $87,214    717,513     166,669     1,087,838     30,303     153,328
===========================================================================================================================
Contract owners' equity:
 Contracts in accumulation period - Valuemark II and III
 (notes 5 and 6)                                       $72,082    628,785     159,973     1,030,420     21,626     149,327
 Contracts in accumulation period - Valuemark IV
 (notes 5 and 6)                                        13,864     83,558       6,620        55,008      8,557       3,566
 Contracts in annuity payment period (note 2)            1,268      5,170          76         2,410        120         435
---------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity                    $87,214    717,513     166,669     1,087,838     30,303     153,328
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements  of Assets and  Liabilities (cont.)
December 31, 1997
(In thousands)

                                                  U.S. Government  Utility      Zero        Zero        Zero        Total
                                                     Securities     Equity     Coupon      Coupon      Coupon        All
                                                        Fund         Fund   Fund - 2000  Fund - 2005  Fund - 2010   Funds
---------------------------------------------------------------------------------------------------------------------------
Investments at net asset value:
 Franklin Valuemark Funds:
  U.S. Government Securities Fund,
   48,640 shares, cost $636,393                       $677,068            -         -           -            -
  Utility Equity Fund, 50,793 shares, cost $807,547          -    1,032,620         -           -            -
  Zero Coupon Fund - 2000, 5,951 shares, cost $83,601        -            -    90,103           -            -
  Zero Coupon Fund - 2005, 4,057 shares, cost $60,336        -            -         -      69,173            -
  Zero Coupon Fund - 2010, 4,369 shares, cost $67,935        -            -         -           -       77,903
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                     677,068    1,032,620    90,103      69,173       77,903   9,908,539
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Accrued mortality and expense risk charges -
  Valuemark II & III                                        28           61         8           6            6         841
 Accrued mortality and expense risk charges -
  Valuemark IV                                               7            5         5           5            4         170
 Accrued administrative charges - Valuemark II & III         2            7         1           3            3          99
 Accrued administrative charges - Valuemark IV               1            1         1           1            1          24
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                     38           74        15          15           14       1,134
---------------------------------------------------------------------------------------------------------------------------
      Net assets                                      $677,030    1,032,546    90,088      69,158       77,889   9,907,405
===========================================================================================================================
Contract owners' equity:
 Contracts in accumulation period -
  Valuemark II and III (notes 5 and 6)                $652,317    1,022,994    88,260      65,573       74,199   9,081,637
 Contracts in accumulation period -
   Valuemark IV (notes 5 and 6)                         24,222        7,959     1,801       3,585        3,676     789,630
 Contracts in annuity payment period (note 2)              491        1,593        27           -           14      36,138
---------------------------------------------------------------------------------------------------------------------------
      Total contract owners' equity                   $677,030    1,032,546    90,088      69,158       77,889   9,907,405
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements  of Operations
For the year ended December 31, 1997
(In thousands)

                                                                                                                 Mutual
                                                             Capital  Growth and   High      Income     Money   Discovery
                                                             Growth     Income    Income   Securities  Market  Securities
                                                              Fund       Fund      Fund       Fund      Fund      Fund
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                      $    102      35,369    33,513     92,343    19,012        47
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges - Valuemark II & III       766      13,417     4,931     15,492     4,368     1,031
 Mortality and expense risk charges - Valuemark IV             124         301       255        277       287       371
 Administrative charges - Valuemark II & III                    92       1,610       592      1,859       524       124
 Administrative charges - Valuemark IV                          14          34        28         31        32        41
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                           996      15,362     5,806     17,659     5,211     1,567
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                           (894)     20,007    27,707     74,684    13,801    (1,520)
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds            -      34,302     1,099     19,836         -         -
  Realized gains (losses) on sales of investments, net       2,092      23,907     9,848     24,687         -       591
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net            2,092      58,209    10,947     44,523         -       591
---------------------------------------------------------------------------------------------------------------------------
Net change in unrealized appreciation (depreciation)
 on investments                                              8,783     173,409       389     62,214         -    15,535
---------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net       10,875    231,618    11,336    106,737         -    16,126
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from operations       $ 9,981    251,625    39,043    181,421    13,801    14,606
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements of Operations (cont.)
For the year ended December 31, 1997
(In thousands)

                                                             Mutual    Natural                                 Templeton
                                                             Shares   Resources Real Estate  Rising    Small   Developing
                                                           Securities Securities Securities Dividends   Cap      Markets
                                                              Fund      Fund      Fund       Fund       Fund  Equity Fund
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                     $       83      1,320    10,278      9,066      554      3,810
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges - Valuemark II & III      1,851      1,062     4,382      7,730    2,809      3,909
 Mortality and expense risk charges - Valuemark IV              705         19       189        188      237        158
 Administrative charges - Valuemark II & III                    222        127       526        928      337        469
 Administrative charges - Valuemark IV                           79          2        21         21       26         18
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                          2,857      1,210     5,118      8,867    3,409      4,554
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                          (2,774)       110     5,160        199   (2,855)      (744)
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds             -          -     4,908     15,481    6,560      6,044
  Realized gains (losses) on sales of investments, net           65     (3,931)   11,421     28,364    9,696      5,228
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on
       investments, net                                          65     (3,931)   16,329     43,845   16,256     11,272
---------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
  (depreciation) on investments                              31,825    (14,906)   42,697    123,868   21,914    (46,160)
---------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and unrealized
       appreciation (depreciation) on investments, net       31,890    (18,837)   59,026    167,713   38,170    (34,888)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
 from operations                                            $29,116    (18,727)   64,186    167,912   35,315    (35,632)
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements of Operations (cont.)
For the year ended December 31, 1997
(In thousands)

                                                                                                     Templeton
                                                      Templeton  Templeton  Templeton   Templeton  International Templeton
                                                    Global Asset  Global  Global Income International  Smaller    Pacific
                                                     Allocation   Growth    Securities     Equity     Companies   Growth
                                                        Fund       Fund       Fund         Fund         Fund       Fund
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                    $1,445     10,484     13,072       30,398         147      5,370
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges -
  Valuemark II & III                                       871      7,923      2,231       13,873         281      3,217
 Mortality and expense risk charges - Valuemark IV          81        454         41          335          51         22
 Administrative charges - Valuemark II & III               105        951        268        1,665          34        386
 Administrative charges - Valuemark IV                       9         51          5           38           6          2
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                     1,066      9,379      2,545       15,911         372      3,627
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                        379      1,105     10,527       14,487        (225)     1,743
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
  Realized capital gain distributions on mutual funds      417      3,495          -       46,610           -          -
  Realized gains (losses) on sales of investments, net     692      5,282      1,131       44,819         545     (6,660)
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net        1,109     8,777       1,131       91,429         545     (6,660)
---------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                         4,962    58,155     (10,041)       1,618      (1,688)   (91,510)
---------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net                               6,071    66,932      (8,910)      93,047      (1,143)   (98,170)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from operations   $6,450    68,037       1,617      107,534      (1,368)   (96,427)
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial  Statements  (continued)

Statements of Operations (cont.)
For the year ended December 31, 1997
(In thousands)

                                                 U.S. Government   Utility     Zero         Zero         Zero       Total
                                                    Securities     Equity     Coupon       Coupon       Coupon       All
                                                       Fund         Fund    Fund - 2000 Fund - 2005  Fund - 2010    Funds
---------------------------------------------------------------------------------------------------------------------------
Investment income:
 Dividends reinvested in fund shares                  $37,725       49,569       6,559      4,439       4,451      369,156
---------------------------------------------------------------------------------------------------------------------------
Expenses:
 Mortality and expense risk charges -
  Valuemark II & III                                    8,500       12,391       1,195        852         879      113,961
 Mortality and expense risk charges -
  Valuemark IV                                            140           36          14         22          19        4,326
 Administrative charges - Valuemark II & III            1,020        1,487         143        102         105       13,676
 Administrative charges - Valuemark IV                     16            4           2          2           2          484
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                                    9,676       13,918       1,354         978      1,005      132,447
---------------------------------------------------------------------------------------------------------------------------
      Investment income (loss), net                    28,049       35,651       5,205       3,461      3,446      236,709
Realized  gains (losses) and unrealized appreciation
 (depreciation) on investments:
    Realized capital gain distributions on mutual funds     -       68,585         148          15         36      207,536
    Realized gains (losses) on sales of
     investments, net                                   5,606       38,034       1,529       1,495      1,539      205,980
---------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net       5,606      106,619       1,677       1,510      1,575      413,516
---------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                       17,549       76,100      (1,692)      1,476      5,123      479,620
---------------------------------------------------------------------------------------------------------------------------
      Total realized gains (losses) and
       unrealized appreciation (depreciation)
       on investments, net                             23,155      182,719         (15)      2,986      6,698      893,136
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
 from operations                                      $51,204      218,370       5,190       6,447     10,144    1,129,845
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets
For the years ended  December  31, 1997 and 1996
(In thousands)

                                          Adjustable U.S.
                                          Government Fund  Capital Growth Fund Growth and Income Fund  High Income Fund
---------------------------------------------------------------------------------------------------------------------------
                                          1997      1996       1997     1996       1997      1996        1997      1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net          $ -      10,420      (894)    (187)     20,007     7,630      27,707    23,047
   Realized gains (losses)
    on investments, net                     -      (5,967)     2,092      24      58,209    86,540      10,947     9,464
   Net change in unrealized
    appreciation (depreciation)
    on investments                          -       1,206      8,783   1,811     173,409    13,214         389     8,973
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets from operations               -       5,659      9,981   1,648     251,625   107,384      39,043    41,484
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark II & III (note 5):
   Purchase payments                        -      26,642     11,652  13,726      50,544   134,960      22,772    51,687
   Transfers between funds                  -    (185,683)    18,490  28,227      23,747    35,764         310    30,106
   Surrenders and terminations              -     (20,600)    (5,581) (1,326)   (141,024) (111,266)    (59,371)  (43,860)
   Rescissions                              -        (559)      (159)   (185)       (922)   (2,911)       (602)     (691)
   Other transactions (note 2)              -          34        (89)     20         241       447         246        73
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark II & III    -    (180,166)    24,313  40,462     (67,414)   56,994    (36,645)    37,315
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments                        -           -     23,159       -      49,951         -     42,607          -
   Transfers between funds                  -           -      2,395       -       4,608         -      3,456          -
   Surrenders and terminations              -           -       (174)      -        (685)        -       (521)         -
   Rescissions                              -           -       (754)      -        (859)        -       (844)         -
   Other transactions (note 2)              -           -         38       -          51         -         21          -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV         -            -     24,664       -      53,066         -     44,719          -
Increase (decrease) in net assets          -     (174,507)    58,958  42,110     237,277   164,378     47,117     78,799
Net assets at beginning of year            -      174,507     42,110       -     977,110   812,732    402,379    323,580
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                $ -            -    101,068  42,110   1,214,387   977,110    449,496    402,379
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the years ended December 31, 1997 and 1996
(In thousands)

                                                                Investment Grade                          Mutual Discovery
                                    Income Securities Fund  Intermediate Bond Fund   Money Market Fund    Securities Fund
---------------------------------------------------------------------------------------------------------------------------
                                        1997       1996       1997      1996         1997     1996        1997     1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net   $     74,684   44,974         -     6,095        13,801    14,651     (1,520)   (18)
    Realized gains (losses)
    on investments, net                  44,523    22,468         -     5,263             -         -        591      -
   Net change in unrealized
    appreciation (depreciation)
    on investments                       62,214    45,516         -    (8,886)            -         -     15,535    200
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets from operations           181,421   112,958         -     2,472        13,801    14,651     14,606    182
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments                    50,873   152,823         -    11,116        70,286   175,341     28,591  3,317
   Transfers between funds             (56,241)  (37,286)        -  (149,196)       (3,675)  (91,126)    74,361 12,081
   Surrenders and terminations        (169,518) (149,073)        -   (14,036)     (161,311) (120,353)    (7,182)  (506)
   Rescissions                          (1,451)   (3,237)        -      (275)       (2,246)   (2,971)      (510)     -
   Other transactions (note 2)             446       516         -        37           894       152         17      -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       contract transactions -
       Valuemark II & III             (175,891)  (36,257)        -  (152,354)      (96,052)  (38,957)    95,277 14,892
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments                    46,661         -         -         -        93,106         -     57,513      -
   Transfers between funds               3,254         -         -         -       (46,177)        -      6,028      -
   Surrenders and terminations            (443)        -         -         -        (3,086)        -       (520)     -
   Rescissions                          (1,143)        -         -         -          (918)        -       (763)     -
   Other transactions (note 2)               3         -         -         -           494         -         13      -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV      48,332         -         -         -        43,419         -     62,271      -
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets       53,862    76,701         -  (149,882)      (38,832)  (24,306)   172,154 15,074
Net assets at beginning of year      1,251,844 1,175,143         -   149,882       375,629   399,935     15,074      -
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year           $1,305,706 1,251,844         -         -       336,797   375,629    187,228 15,074
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the years ended December 31, 1997 and 1996
(In thousands)

                                           Mutual Shares    Natural Resources      Real Estate
                                          Securities Fund    Securities Fund       Securities Fund   Rising Dividends Fund
---------------------------------------------------------------------------------------------------------------------------
                                          1997     1996       1997      1996        1997     1996        1997     1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net        ($2,774)    (34)        110     (162)      5,160     5,882         199   2,950
   Realized gains (losses)
    on investments, net                      65       -      (3,931)   5,476      16,329     2,738      43,845   9,161
   Net change in unrealized
    appreciation (depreciation)
    on investments                       31,825     604     (14,906)  (5,135)     42,697    58,128     123,868  84,727
---------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
    net assets from operations           29,116     570     (18,727)     179      64,186    66,748     167,912  96,838
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments                     55,149   8,157       3,818   20,879      25,139    30,999      23,594  51,514
   Transfers between funds              136,704  18,952     (11,395)  (5,980)     28,062    27,778      20,217  24,084
   Surrenders and terminations          (12,002)   (537)     (9,401) (11,177)    (36,947)  (22,133)    (84,492)(49,247)
   Rescissions                             (558)      -         (67)    (321)       (342)     (204)       (422) (1,165)
   Other transactions (note 2)               11      (1)         26       38          89        13         537     111
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       contract transactions -
       Valuemark II & III               179,304  26,571     (17,019)   3,439      16,001    36,453     (40,566) 25,297
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark IV (note 5):
   Purchase payments                    113,173       -       3,783        -      29,207         -      32,143       -
   Transfers between funds               18,844       -         290        -       2,787         -       5,752       -
   Surrenders and terminations           (1,198)      -          (6)       -        (354)        -        (409)      -
   Rescissions                           (1,424)      -         (94)       -        (517)        -        (624)      -
   Other transactions (note 2)               37       -           4        -          10         -           9       -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV      129,432       -       3,977        -      31,133         -      36,871       -
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets       337,852  27,141     (31,769)   3,618     111,320   103,201     164,217 122,135
Net assets at beginning of year          27,141       -     101,248   97,630     301,974   198,773     545,127 422,992
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year              $364,993  27,141      69,479  101,248     413,294   301,974     709,344 545,127
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the years ended December 31, 1997 and 1996
(In thousands)

                                                            Templeton Developing   Templeton Global        Templeton
                                           Small Cap Fund   Markets Equity Fund  Asset Allocation Fund Global Growth Fund
---------------------------------------------------------------------------------------------------------------------------
                                            1997    1996         1997     1996        1997    1996       1997     1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net...       ($2,855)  (1,323)       (744)   (1,013)       379   (431)      1,105     843
   Realized gains (losses)
    on investments, net..............      16,256      806      11,272     5,139      1,109    168       8,777   8,526
   Net change in unrealized
    appreciation (depreciation)
    on investments....................     21,914   16,477     (46,160)   30,681      4,962  5,895      58,155  68,710
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets from operations........  35,315   15,960     (35,632)   34,807      6,450  5,632      68,037  78,079
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark II & III (note 5):
   Purchase payments...............        29,239   51,827      29,184    54,987     11,196 19,536      58,703 139,155
   Transfers between funds.........        50,164   93,997       5,324    36,529      9,847 14,964       4,664  46,194
   Surrenders and terminations.....       (23,270)  (9,173)    (24,867)  (16,917)    (6,290)(2,138)    (46,883)(33,945)
   Rescissions.....................          (651)    (459)       (281)     (568)       (71)  (139)     (1,055) (1,728)
   Other transactions (note 2).....            71      166           2        27        186     28          54      27
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
      net assets resulting from
      contract transactions -
      Valuemark II & III................   55,553  136,358       9,362    74,058     14,868 32,251      15,483 149,703
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments...............        40,513        -      32,069         -     13,018      -      79,798       -
   Transfers between funds.........         2,867        -       2,442         -      1,126      -       5,848       -
   Surrenders and terminations.....          (266)       -        (253)        -       (107)     -        (652)      -
   Rescissions.....................          (589)       -        (302)        -       (260)     -      (1,079)      -
   Other transactions (note 2).....            26        -           8         -          2      -          12       -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV.......  42,551        -      33,964         -     13,779      -      83,927       -
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets..       133,419  152,318       7,694   108,865     35,097 37,883     167,447 227,782
Net assets at beginning of year....       165,578   13,260     259,346   150,481     52,117 14,234     550,066 322,284
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year..........      $298,997  165,578     267,040   259,346     87,214 52,117     717,513 550,066
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the years ended December 31, 1997 and 1996
(In thousands)

                                        Templeton Global  Templeton International Templeton International    Templeton
                                    Income Securities Fund     Equity Fund        Smaller Companies Fund Pacific Growth Fund
---------------------------------------------------------------------------------------------------------------------------
                                          1997     1996      1997       1996          1997    1996          1997    1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net...    $10,527   12,436      14,487    10,789         (225)   (95)         1,743   5,289
   Realized gains (losses)
    on investments, net..............    1,131    1,570      91,429    36,562          545     60         (6,660) 16,017
   Net change in unrealized
    appreciation (depreciation)
    on investments...................  (10,041)   1,397       1,618   129,022       (1,688) 1,131        (91,510)  8,976
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets from operations......  1,617   15,403     107,534   176,373       (1,368) 1,096        (96,427) 30,282
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments...............      5,204   11,615      48,236   106,669        5,943  5,995          7,156  32,634
   Transfers between funds.........    (17,682) (19,697)    (33,305)   50,892        2,953  9,255        (55,954) (1,902)
   Surrenders and terminations.....    (27,867) (28,371)   (126,296)  (90,832)      (1,856)  (763)       (36,981)(37,424)
   Rescissions.....................       (283)    (174)     (1,041)   (1,605)         (91)   (46)          (144)   (382)
   Other transactions (note 2).....        193       49         282       416           32    (10)           398     108
---------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
    net assets resulting from
    contract transactions -
    Valuemark II & III................ (40,435) (36,578)   (112,124)   65,540        6,981 14,431        (85,525) (6,966)
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments...............      6,478        -      53,802         -        8,807      -          4,649       -
   Transfers between funds.........        316        -       2,916         -          531      -            622       -
   Surrenders and terminations.....        (83)       -        (259)        -         (128)     -            (98)      -
   Rescissions.....................       (207)       -        (629)        -          (50)     -            (52)      -
   Other transactions (note 2).....         15        -          15         -            3      -              -       -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV...... 6,519        -      55,845         -        9,163      -          5,121       -
Increase (decrease) in net assets..    (32,299) (21,175)     51,255   241,913       14,776 15,527       (176,831) 23,316
Net assets at beginning of year....    198,968  220,143   1,036,583   794,670       15,527      -        330,159 306,843
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year..........   $166,669  198,968   1,087,838 1,036,583       30,303 15,527        153,328 330,159
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the years ended December 31, 1997 and 1996
(In thousands)

                                    U.S. Government
                                    Securities Fund   Utility Equity Fund  Zero Coupon Fund - 2000  Zero Coupon Fund - 2005
---------------------------------------------------------------------------------------------------------------------------
                                    1997     1996       1997      1996          1997    1996            1997     1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net $  28,049   28,207    35,651    43,207        5,205    4,403           3,461   2,728
   Realized gains (losses) on
    investments, net                 5,606    3,616   106,619    33,442        1,677    1,564           1,510     807
   Net change in unrealized
    appreciation (depreciation)
    on investments                  17,549  (18,709)   76,100   (17,145)      (1,692)  (4,982)          1,476  (4,814)
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets from operations   51,204   13,114   218,370    59,504        5,190      985           6,447  (1,279)
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
  Valuemark II & III (note 5):
   Purchase payments                23,060   42,193    14,377    56,194        1,290   12,076           1,695  10,095
   Transfers between funds         (47,874) 211,454  (131,387) (148,616)      (6,415)  (5,558)         (6,814) (2,776)
   Surrenders and terminations    (115,692) (82,684) (173,138) (174,285)     (15,927) (14,126)         (8,976) (5,726)
   Rescissions                        (756)    (717)     (730)     (734)         (43)    (214)             (1)   (158)
   Other transactions (note 2)         775      379       246       315          134       (3)              7     (14)
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       net assets resulting from
       contract transactions -
       Valuemark II & III         (140,487) 170,625  (290,632) (267,126)     (20,961)  (7,825)        (14,089)  1,421
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions -
 Valuemark IV (note 5):
   Purchase payments                22,408        -     5,818         -        1,862        -           3,410       -
   Transfers between funds           1,524        -     1,246         -         (121)       -              34       -
   Surrenders and terminations        (132)       -       (70)        -           (7)       -             (10)      -
   Rescissions                        (527)       -       (60)        -            -        -             (68)      -
   Other transactions (note 2)          67        -         1         -            -        -               -       -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets resulting from contract
       transactions - Valuemark IV  23,340        -     6,935         -        1,734        -           3,366       -
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets  (65,943) 183,739   (65,327) (207,622)     (14,037)  (6,840)         (4,276)    142
Net assets at beginning of year    742,973  559,234 1,097,873 1,305,495      104,125  110,965          73,434  73,292
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year         $677,030  742,973 1,032,546 1,097,873       90,088  104,125          69,158  73,434
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Financial Statements (continued)

Statements of Changes in Net Assets (cont.)
For the years ended December 31, 1997 and 1996
(In thousands)

                                                            Zero Coupon Fund - 2010               Total All Funds
---------------------------------------------------------------------------------------------------------------------------
                                                              1997          1996              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
 Operations:
   Investment income (loss), net                              $3,446        2,690             236,709         222,978
   Realized gains (losses) on investments, net                 1,575        3,429             413,516         246,873
   Net change in unrealized appreciation
   (depreciation) on investments                               5,123       (9,041)            479,620         407,956
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net
       assets from operations                                 10,144       (2,922)          1,129,845         877,807
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions - Valuemark II & III (note 5):
   Purchase payments                                           3,822       12,642             581,523       1,236,779
   Transfers between funds                                    (2,318)      (8,596)              1,783         (16,139)
   Surrenders and terminations                                (8,063)      (7,034)         (1,302,935)     (1,047,532)
   Rescissions                                                   (17)        (244)            (12,443)        (19,687)
   Other transactions (note 2)                                   (11)         (13)              4,787           2,915
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net assets resulting
       from contract transactions - Valuemark II & III        (6,587)      (3,245)           (727,285)        156,336
---------------------------------------------------------------------------------------------------------------------------
 Contract transactions - Valuemark IV (note 5):
   Purchase payments                                           3,098            -             767,033               -
   Transfers between funds                                       282            -              20,870               -
   Surrenders and terminations                                   (11)           -              (9,472)              -
   Rescissions                                                    (6)           -             (11,769)              -
   Other transactions (note 2)                                     -            -                 829               -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in net assets resulting
       from contract transactions - Valuemark IV               3,363            -             767,491               -
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                              6,920       (6,167)          1,170,051       1,034,143
Net assets at beginning of year                               70,969       77,136           8,737,354       7,703,211
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                    $77,889       70,969           9,907,405       8,737,354
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements
December 31, 1997


1. ORGANIZATION

Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established on May 31, 1985 and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Allianz Life may conduct.

The Variable Account's sub-accounts may invest, at net asset values, in one or more of the funds of the Franklin Valuemark Funds (FVF), managed by Franklin Advisers, Inc. and its Templeton and Franklin affiliates, in accordance with the selection made by the contract owner. Not all funds are available as investment options for the products which comprise the Variable Account.

Certain officers and trustees of the FVF are also officers and/or directors of Franklin Advisers, Inc. and/or Allianz Life.


2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments of the Variable Account are valued daily at market value using net asset values provided by Franklin Advisers, Inc.

Realized investment gains include realized gain distributions received from the respective funds. Gains on the sale of fund shares are determined by the average cost method. Realized gain distributions are reinvested in the respective funds. Dividend distributions received from the FVF are reinvested in additional shares of the FVF and are recorded as income to the Variable Account on the ex-dividend date.

Two Fixed Account investment options are available to deferred annuity contract owners. A Flexible Fixed Option is available to all deferred annuity contract owners and a Dollar Cost Averaging Option is available to Valuemark IV deferred annuity contract owners. These accounts are comprised of equity and fixed income investments which are part of the general assets of Allianz Life. The liabilities of the Fixed Accounts are part of the general obligations of Allianz Life and are not included in the Variable Account. The guaranteed minimum rate of return of the Fixed Accounts is 3%.

The Capital Growth Fund and Templeton International Smaller Companies Fund were added as available investment options on May 1, 1996. The Mutual Discovery Securities Fund and Mutual Shares Securities Fund were added as available investment options on November 8, 1996. The Investment Grade Intermediate Bond Fund and Adjustable U.S. Government Fund were closed on October 25, 1996 when shares of the U.S. Government Securities Fund were substituted for all shares of both funds.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997


2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments (cont.)

On May 1, 1996, the Global Income Fund name was changed to Templeton Global Income Securities Fund. The Precious Metals Fund name was changed to Natural Resources Securities Fund on May 1, 1997.

Contracts in Annuity Payment Period

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3% or 5%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the account.

Expenses

Asset Based Expenses

A mortality and expense risk charge is deducted from the Variable Account on a daily basis. The charge is equal, on an annual basis, to 1.25% of the daily net assets of Valuemark II and Valuemark III and 1.34% of the daily net assets of Valuemark IV.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of all products which comprise the Variable Account.

Contract Based Expenses

A contract maintenance charge is paid by the contract owner annually from each deferred annuity contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges paid by the contract owners during the years ended December 31, 1997 and 1996 were $4,561,683 and $4,491,487, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

A contingent deferred sales charge is deducted from the contract value at the time of a surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender for Valuemark II and Valuemark III contracts and within seven years of the date of surrender for Valuemark IV contracts. For this purpose, purchase payments are allocated on a first-in, first-out basis. The amount of the contingent deferred sales charge is calculated by: (a) allocating purchase payments to the amount surrendered; and
(b) multiplying each allocated purchase payment that has been held under the contract for the period shown below by the charge shown below:

        Years Since                    Contingent Deferred Sales Charge
--------------------------------------------------------------------------------
          Payment              Valuemark II      Valuemark III     Valuemark IV
--------------------------------------------------------------------------------

            0-1                     5%                6%                6%
            1-2                     5%                5%                6%
            2-3                     4%                4%                6%
            3-4                     3%                3%                5%
            4-5                    1.5%              1.5%               4%
            5-6                     0%                0%                3%
            6-7                     0%                0%                2%
            7+                      0%                0%                0%

and (c) adding the products of each multiplication in (b) above.

A Valuemark II or Valuemark III deferred annuity contract owner may, not more frequently than once annually on a cumulative basis, make a surrender each contract year of fifteen percent (15%) of purchase payments paid, less any prior surrenders, without incurring a contingent deferred sales charge.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997


2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Based Expenses (cont.)

A Valuemark IV deferred annuity contract owner may make multiple surrenders, each year after the first contract year, up to fifteen percent (15%) of the contract value without incurring a contingent deferred sales charge. For a partial surrender, the contingent deferred sales charge will be deducted from the remaining contract value, if sufficient; otherwise it will be deducted from the amount surrendered. Total contingent deferred sales charges paid by the contract owners for the years ended December 31, 1997 and 1996 were $8,999,290 and $10,529,337, respectively.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges paid by the contract owners for the years ended December 31, 1997 and 1996 were $126,072 and $93,255, respectively. Transfer charges are reflected in the Statements of Changes in Net Assets as other transactions. Net transfers from the Fixed Accounts for the year ended December 31, 1997 were $22,652,962. Net transfers to the Fixed Accounts were $16,138,672 during the year ended December 31, 1996.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Allianz Life may, in its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Allianz Life may have to deduct such amounts at a later date.

On Valuemark II and Valuemark III deferred annuity contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to nine percent (9%) of purchase payments less prior surrenders annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The systematic withdrawal plan available to Valuemark IV deferred annuity contract owners allows up to fifteen percent (15%) of the contract value withdrawn annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year for all deferred annuity contracts.

A rescission is defined as a contract that is returned to the Company by the Contract Owner and canceled within the free-look period, generally within 10 days.


3. CAPITALIZATION

Allianz Life provides capital for the establishment of new funds as investment options of the Variable Account. There were no capitalization transactions during the year ended December 31, 1997. The capitalization transactions were as follows during the year ended December 31, 1996:

                                                                 Capitalization    Date of    Market Value      Date of
Fund                                                                 Amount    Capitalization at Withdrawal   Withdrawal
---------------------------------------------------------------------------------------------------------------------------
Small Cap Fund                                                     $ 250,000       9/18/95      $ 313,250       5/29/96
Capital Growth Fund                                                $ 250,000       4/30/96      $ 281,250       11/7/96
Templeton International Smaller Companies Fund                     $ 250,000       4/30/96      $ 269,250       11/7/96
Mutual Discovery Securities Fund                                   $ 250,000       11/8/96      $ 252,250      12/23/96
Mutual Shares Securities Fund                                      $ 250,000       11/8/96      $ 255,750      12/23/96

4. FEDERAL INCOME TAXES

Operations of the Variable Account form a part of, and are taxed with, operations of Allianz Life, which is taxed as a life insurance company under the Internal Revenue Code.

Allianz Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Allianz Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

5. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (In thousands)

Transactions in units for each fund for the years ended December 31, 1997 and 1996 were as follows:

                                    Adjustable          Growth                     Investment           Mutual     Mutual
                                        U.S    Capital    and    High    Income     Grade      Money  Discovery    Shares
                                    Government Growth   Income  Income Securities Intermediate Market Securities Securities
                                       Fund     Fund     Fund    Fund     Fund     Bond Fund    Fund     Fund       Fund
---------------------------------------------------------------------------------------------------------------------------

Valuemark II & III
 Accumulation units outstanding
  at December 31, 1995                14,600       -   46,893  18,756   59,309       9,692    31,040        -        -
 Contract transactions:
   Purchase payments                   2,202   1,261    7,454   2,862    7,457         719    13,261      327      797
   Transfers between funds           (15,066)  2,597    1,961   1,598   (1,819)     (9,490)   (6,879)   1,194    1,869
   Surrenders and terminations        (1,693)   (121)  (6,143) (2,446)  (7,308)       (905)   (9,147)     (50)     (53)
   Rescissions                           (46)    (17)    (163)    (38)    (159)        (18)     (226)       -        -
   Other transactions                      3       2       25       4       24           2        11        -        -
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions    (14,600)  3,722    3,134   1,980   (1,805)     (9,692)   (2,980)   1,471    2,613
---------------------------------------------------------------------------------------------------------------------------
Accumulation units outstanding
  at December 31, 1996                     -   3,722   50,027  20,736   57,504           -    28,060    1,471    2,613
===========================================================================================================================
 Contract transactions:
   Purchase payments                       -     948    2,362   1,153    2,205           -     5,065    2,480    4,911
   Transfers between funds                 -   1,469    1,043     (57)  (2,484)          -      (219)   6,648   12,308
   Surrenders and terminations             -    (445)  (6,436) (2,943)  (7,368)          -   (11,824)    (613)  (1,037)
   Rescissions                             -     (14)     (44)    (30)     (65)          -      (166)     (47)     (52)
   Other transactions                      -      (7)      10      12       19           -        66        1        1
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions          -   1,951   (3,065) (1,865)  (7,693)          -    (7,078)   8,469   16,131
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997                     -   5,673   46,962  18,871   49,811           -    20,982    9,940   18,744
===========================================================================================================================
Valuemark IV
 Accumulation units outstanding
  at December 31, 1996                     -       -        -       -        -           -         -        -        -
 Contract transactions:
   Purchase payments                       -   1,839    2,241   2,100    2,022           -     6,870    5,050    9,998
   Transfers between funds                 -     188      200     168      140           -    (3,400)     518    1,620
   Surrenders and terminations             -     (13)     (29)    (25)     (19)          -      (225)     (43)    (101)
   Rescissions                             -     (60)     (38)    (42)     (49)          -       (67)     (65)    (126)
   Other transactions                      -       3        2       1        -           -        36        1        3
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions          -   1,957    2,376   2,202    2,094           -     3,214    5,461   11,394
---------------------------------------------------------------------------------------------------------------------------
Accumulation units outstanding
  at December 31, 1997                     -   1,957    2,376   2,202    2,094           -     3,214    5,461   11,394
===========================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

5. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (In thousands) (cont.)

                                Natural                             Templeton  Templeton  Templeton  Templeton    Templeton
                               Resource  Real Estate Rising  Small Developing Global Asset Global Global Income International
                              Securities Securities Dividends Cap    Markets   Allocation  Growth   Securities      Equity
                                 Fund      Fund       Fund   Fund  Equity Fund   Fund       Fund       Fund          Fund
---------------------------------------------------------------------------------------------------------------------------
Valuemark II & III
 Accumulation units outstanding
  at December 31, 1995           6,919    10,998     33,789   1,302   15,618      1,338     28,309      14,181     59,883
 Contract transactions:
   Purchase payments             1,298     1,562      3,849    4,358    5,057      1,657     11,183         740      7,288
   Transfers between funds        (484)    1,332      1,653    7,933    3,367      1,303      3,694      (1,254)     3,483
   Surrenders and terminations    (717)  (1,125)     (3,644)    (786)  (1,569)      (184)    (2,720)     (1,802)    (6,198)
   Rescissions                     (20)      (11)       (87)    (38)     (53)       (12)      (141)        (11)      (110)
   Other transactions                2         1          9       15        3          2          2           3         29
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions   79     1,759      1,780   11,482    6,805      2,766     12,018      (2,324)     4,492
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1996           6,998    12,757     35,569   12,784   22,423      4,104     40,327      11,857     64,375
===========================================================================================================================
 Contract transactions:
   Purchase payments               276     1,023      1,368    2,180    2,264        819     3,970          314      2,786
   Transfers between funds        (861)    1,129      1,034    3,656      330        755       334       (1,058)    (1,782)
   Surrenders and terminations    (701)   (1,453)    (4,724)  (1,652)  (1,990)      (456)   (3,127)      (1,673)    (7,156)
   Rescissions                      (5)      (14)       (26)     (49)     (22)        (6)      (74)         (17)       (59)
   Other transactions                2         3         28        6        -         13         3           11         15
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract
       transactions             (1,289)      688     (2,320)   4,141      582      1,125     1,106       (2,423)    (6,196)
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997           5,709    13,445     33,249   16,925   23,005      5,229    41,433        9,434     58,179
===========================================================================================================================
Valuemark IV
 Accumulation units outstanding
  at December 31, 1996               -         -          -        -        -          -         -            -          -
  Contract transactions:
   Purchase payments               288     1,144      1,745    2,823    2,516        952     5,261          391      3,008
   Transfers between funds          23       106        299      198      190         82       375           19        162
   Surrenders and terminations       -       (13)       (21)     (18)     (21)        (8)      (42)          (5)       (14)
   Rescissions                      (7)      (20)       (33)     (40)     (23)       (18)      (70)         (13)       (35)
   Other transactions                -         -          1        2        1          -         1            1          1
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions  304     1,217      1,991    2,965    2,663      1,008     5,525          393      3,122
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997             304     1,217      1,991    2,965    2,663      1,008     5,525          393      3,122
===========================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997


5. CONTRACT TRANSACTIONS - ACCUMULATION UNIT ACTIVITY (In thousands) (cont.)

                                       Templeton
                                     International  Templeton     U.S.                Zero     Zero      Zero
                                        Smaller      Pacific   Government  Utility   Coupon   Coupon    Coupon    Total
                                       Companies     Growth    Securities  Equity     Fund-    Fund-     Fund      All
                                         Fund         Fund        Fund      Fund      2000     2005      2010     Funds
---------------------------------------------------------------------------------------------------------------------------
Valuemark II & III
 Accumulation units outstanding
  at December 31, 1995                     -        22,483      34,313    66,669     6,066   3,504     3,437    489,099
 Contract transactions:
   Purchase payments                     568         2,196       2,609     2,847       672     513       618     83,355
   Transfers between funds               897           (62)     12,819    (7,585)     (308)   (139)     (403)     2,211
   Surrenders and terminations           (72)       (2,537)     (5,122)   (8,824)     (782)   (290)     (342)   (64,580)
   Rescissions                            (4)          (26)        (44)      (37)      (12)     (8)      (12)    (1,293)
   Other transactions                     (1)            7          23        16         -      (1)       (1)       180
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions      1,388          (422)     10,285   (13,583)     (430)     75      (140)    19,873
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1996                 1,388        22,061      44,598    53,086     5,636   3,579     3,297    508,972
===========================================================================================================================
 Contract transactions:
   Purchase payments                     517           501       1,363       663        69      83       177     37,497
   Transfers between funds               258        (4,037)     (2,875)   (6,159)     (341)   (328)     (113)     8,650
   Surrenders and terminations          (160)       (2,707)     (6,740)   (7,944)     (846)   (424)     (362)   (72,781)
   Rescissions                            (8)          (10)        (44)      (34)       (2)      -        (1)      (789)
   Other transactions                      3            25          45        11         7       -         -        274
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions        610        (6,228)     (8,251)  (13,463)   (1,113)   (669)     (299)   (27,149)
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997                  1,998        15,833      36,347    39,623     4,523   2,910     2,998    481,823
===========================================================================================================================
Valuemark IV
 Accumulation units outstanding
  at December 31, 1996                      -             -           -         -         -       -         -          -
 Contract transactions:
   Purchase payments                     761           346       1,310       263       100     162       138     51,328
   Transfers between funds                46            47          84        53        (6)      2        12      1,126
   Surrenders and terminations           (11)          (10)         (8)       (3)        -       -         -       (629)
   Rescissions                            (4)           (4)        (31)       (3)        -      (3)        -       (751)
   Other transactions                      -             -           4         -         -       -         -         57
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in
       accumulation units resulting
       from contract transactions        792           379       1,359       310        94     161       150     51,131
---------------------------------------------------------------------------------------------------------------------------
 Accumulation units outstanding
  at December 31, 1997                   792           379       1,359       310        94     161       150     51,131
===========================================================================================================================

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

6. UNIT VALUES

A summary of accumulation unit values and accumulation units outstanding for variable annuity contracts and the expense ratios, including expenses of the underlying funds, for each year of the five-year period ended December 31, 1997 follows:

                                    Valuemark II & III                                     Valuemark IV
--------------------------------------------------------------------------------------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
--------------------------------------------------------------------------------------------------------------------------------
Adjustable U.S. Government Fund
December 31,
 19961                10,926        $12.389      $135,355       1.99+%             -          $ -          $ -          - %
 1995                 14,600         11.951       174,507       1.99               -            -            -          -
 1994                 19,865         11.077       220,042       1.97               -            -            -          -
 1993                 24,975         11.254       281,061       1.98               -            -            -          -

Capital Growth Fund
December 31,
 1997                  5,673         13.130       74,473        2.17           1,957       13.110       25,654       2.26
 19962                 3,722         11.254       42,110        2.17+              -            -            -          -

Growth and Income Fund
December 31,
 1997                 46,962         24.551    1,152,961        1.89           2,376       24.354       57,877       1.98
 1996                 50,027         19.490      977,110        1.90               -            -            -          -
 1995                 46,893         17.310      812,732        1.92               -            -            -          -
 1994                 35,695         13.215      471,773        1.94               -            -            -          -
 1993                 24,719         13.677      338,082        1.98               -            -            -          -

High Income Fund
December 31,
 1997                 18,871         21.312      402,167        1.93           2,202        21.141       46,545      2.02
 1996                 20,736         19.375      402,379        1.94               -             -            -         -
 1995                 18,756         17.252      323,580        1.96               -             -            -         -
 1994                 15,679         14.608      229,026        2.00               -             -            -         -
 1993                 11,787         15.155      178,627        2.04               -             -            -         -

Income Securities Fund
December 31,
 1997                 49,811         25.065    1,248,520        1.90           2,094        24.864       52,069      1.99
 1996                 57,504         21.708    1,251,844        1.90               -             -            -         -
 1995                 59,309         19.785    1,175,143        1.91               -             -            -         -
 1994                 56,569         16.392      927,343        1.94               -             -            -         -
 1993                 38,967         17.734      691,056        1.96               -             -            -         -

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
--------------------------------------------------------------------------------------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
--------------------------------------------------------------------------------------------------------------------------------
Investment Grade Intermediate Bond Fund
December 31,
 19961                 8,323        $15.740       $131,012       2.00+%             -          $ -          $ -          -%
 1995                  9,692         15.463        149,882       2.01               -            -            -          -
 1994                  9,772         14.257        139,325       2.03               -            -            -          -
 1993                  7,677         14.389        110,466       2.06               -            -            -          -

Money Market Fund
December 31,
 1997                 20,982         13.865        290,904       1.85           3,214       13.756       44,200       1.94
 1996                 28,060         13.359        375,629       1.83               -            -            -          -
 1995                 31,040         12.883        399,935       1.80               -            -            -          -
 1994                 39,437         12.354        487,239       1.86               -            -            -          -
 1993                 10,247         12.066        123,639       2.06               -            -            -          -

Mutual Discovery Securities Fund
December 31,
 1997                  9,940         11.983        119,104       2.46           5,461       11.971       65,375       2.55
 19963                 1,471         10.180         15,074       2.77+              -            -            -          -

Mutual Shares Securities Fund
December 31,
 1997                 18,744         11.993        224,796       2.20          11,394       11.981      136,521       2.29
 19963                 2,613         10.330         27,141       2.40+              -           -             -          -

Natural Resources Securities Fund
December 31,
 1997                  5,709         11.559         65,992       2.09             304       11.466        3,482       2.18
 1996                  6,998         14.467        101,248       2.05               -            -            -          -
 1995                  6,919         14.109         97,630       2.06               -            -            -          -
 1994                  8,285         13.979        115,828       2.08               -            -            -          -
 1993                  4,685         14.464         67,770       2.08               -            -            -          -

Real Estate Securities Fund
December 31,
 1997                 13,445         28.169        378,751       1.94           1,217       27.944       34,023       2.03
 1996                 12,757         23.668        301,974       1.97               -            -            -          -
 1995                 10,998         18.073        198,773       1.99               -            -            -          -
 1994                 11,645         15.594        181,599       2.02               -            -            -          -
 1993                  5,589         15.369         85,896       2.07               -            -            -          -

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
--------------------------------------------------------------------------------------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
--------------------------------------------------------------------------------------------------------------------------------
Rising Dividends Fund
December 31,
 1997                 33,249        $20.074        $667,473       2.14%          1,991      $19.968      $39,752        2.23%
 1996                 35,569         15.303         545,127       2.16               -            -            -           -
 1995                 33,789         12.498         422,992       2.18               -            -            -           -
 1994                 28,778          9.769         281,145       2.20               -            -            -           -
 1993                 26,256         10.327         271,147       2.19               -            -            -           -

Small Cap Fund
December 31,
 1997                 16,925         14.952         253,045       2.17           2,965       14.923       44,268        2.26
 1996                 12,784         12.913         165,578       2.17               -            -            -           -
 19954                 1,302         10.146          13,260       2.30+              -            -            -           -

Templeton Developing Markets Equity Fund
December 31,
 1997                 23,005         10.340         237,895       2.82           2,663       10.305       27,448        2.91
 1996                 22,423         11.487         259,346       2.89               -            -            -           -
 1995                 15,618          9.582         150,481       2.81               -            -            -           -
 19945                 9,774          9.454          92,469       2.93+              -            -            -           -

Templeton Global Asset Allocation Fund
December 31,
 1997                  5,229         13.786          72,082       2.34           1,008       13.752       13,864        2.43
 1996                  4,104         12.514          52,117       2.26               -            -            -           -
 19956                 1,338         10.591          14,234       2.30+              -            -            -           -

Templeton Global Growth Fund
December 31,
 1997                 41,433         15.176         628,785       2.28           5,525       15.124       83,558        2.37
 1996                 40,327         13.560         550,066       2.33               -            -            -           -
 1995                 28,309         11.339         322,284       2.37               -            -            -           -
 19945                14,637         10.201         149,393       2.54+              -            -            -           -

Templeton Global Income Securities Fund
December 31,
 1997                  9,434         16.957         159,973       2.02             393       16.821        6,620        2.11
 1996                 11,857         16.781         198,968       2.01               -            -            -           -
 1995                 14,181         15.522         220,143       2.04               -            -            -           -
 1994                 16,855         13.726         231,368       2.11               -            -            -           -
 1993                 13,054         14.650         191,246       2.13               -            -            -           -

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
--------------------------------------------------------------------------------------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
--------------------------------------------------------------------------------------------------------------------------------
Templeton International Equity Fund
December 31,
 1997                 58,179        $17.711      $1,030,420       2.29%          3,122       $17.617      $55,008        2.38%
 1996                 64,375         16.081       1,036,583       2.29               -             -            -           -
 1995                 59,883         13.263         794,670       2.32               -             -            -           -
 1994                 60,464         12.161         735,339       2.39               -             -            -           -
 1993                 24,026         12.226         293,740       2.52               -             -            -           -

Templeton International Smaller Companies Fund
December 31,
 1997                  1,998         10.825          21,626       2.46             792        10.809        8,557        2.55
 19962                 1,388         11.145          15,527       2.18+              -             -            -           -

Templeton Pacific Growth Fund
December 31,
 1997                 15,833          9.431         149,327       2.43             379         9.381        3,566        2.52
 1996                 22,061         14.932         330,159       2.39               -             -            -           -
 1995                 22,483         13.630         306,843       2.41               -             -            -           -
 1994                 27,231         12.802         348,655       2.47               -             -            -           -
 1993                 14,240         14.233         202,676       2.54               -             -            -           -

U.S. Government Securities Fund
December 31,
 1997                 36,347         17.947         652,317       1.90           1,359         17.805       24,222       1.99
 1996                 44,598         16.650         742,973       1.91               -              -            -          -
 1995                 34,313         16.298         559,234       1.92               -              -            -          -
 1994                 36,490         13.835         504,837       1.93               -              -            -          -
 1993                 40,402         14.698         593,842       1.94               -              -            -          -

Utility Equity Fund
December 31,
 1997                 39,623         25.818       1,022,994       1.90             310         25.635        7,959       1.99
 1996                 53,086         20.654       1,097,873       1.90               -              -            -          -
 1995                 66,669         19.565       1,305,495       1.90               -              -            -          -
 1994                 70,082         15.104       1,058,531       1.92               -              -            -          -
 1993                 84,217         17.319       1,458,533       1.91               -              -            -          -

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Financial Statements (continued)
December 31, 1997

6. UNIT VALUES (cont.)

                                    Valuemark II & III                                     Valuemark IV
--------------------------------------------------------------------------------------------------------------------------------
                     Accumulation                               Ratio of     Accumulation                              Ratio of
                        Units                                   Expenses       Units                                  Expenses
                      Outstanding  Accumulation  Net Assets    to Average    Outstanding  Accumulation  Net Assets    to Average
                     (in thousands) Unit Value  (in thousands) Net Assets* (in thousands)  Unit Value (in thousands) Net Assets*
--------------------------------------------------------------------------------------------------------------------------------
Zero Coupon Fund - 2000
December 31,
 1997                  4,523        $19.512      $  88,260       1.80%             94      $19.358       $1,801        1.89%
 1996                  5,636         18.475        104,125       1.80               -            -            -           -
 1995                  6,066         18.294        110,965       1.80               -            -            -           -
 1994                  4,953         15.373         76,140       1.80               -            -            -           -
 1993                  3,787         16.717         63,301       1.77               -            -            -           -

Zero Coupon Fund - 2005
December 31,
 1997                  2,910         22.532         65,573       1.80             161       22.357        3,585        1.89
 1996                  3,579         20.517         73,434       1.80               -            -            -           -
 1995                  3,504         20.914         73,292       1.80               -            -            -           -
 1994                  2,780         16.096         44,756       1.80               -            -            -           -
 1993                  2,020         18.050         36,469       1.77               -            -            -           -

Zero Coupon Fund - 2010
December 31,
 1997                  2,998         24.740         74,199       1.80             150       24.544        3,676        1.89
 1996                  3,297         21.522         70,969       1.80               -            -            -           -
 1995                  3,437         22.431         77,136       1.80               -            -            -           -
 1994                  2,589         15.930         41,255       1.80               -            -            -           -
 1993                  1,405         18.144         25,489       1.65               -            -            -           -

*For the year ended December 31, including the effect of the expenses of the underlying funds.
+Annualized.
1 Period  from January 1, 1996 to October 25, 1996 (fund  closure).
2 Period from May 1, 1996 (fund  commencement) to December 31, 1996.
3 Period from November 8, 1996 (fund  commencement)  to December 31, 1996.
4 Period from  November 1, 1995 (fund  commencement)  to December  31,  1995.
5 Period from March 15, 1994 (fund commencement) to December 31, 1994.
6 Period from May 1, 1995 (fund commencement) to December 31, 1995.






        ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES

                       Consolidated Financial Statements

                           December 31, 1997 and 1996

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Independent Auditors' Report


The Board of Directors
Allianz Life Insurance Company of North America:

We have audited the accompanying consolidated balance sheets of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 1997 and 1996, and the results of their operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 4, 1998

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Financial  Statements

Consolidated  Balance Sheets
December 31, 1997 and 1996
(in thousands)

                                                                                                    1997        1996
---------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
 Fixed maturities, at market                                                                    $ 2,705,210   2,768,306
 Equity securities, at market                                                                       442,607     327,834
 Mortgage loans on real estate                                                                      318,683     245,559
 Certificates of deposit and short-term securities                                                  117,124     204,972
 Policy loans                                                                                         5,695     103,708
 Other invested assets                                                                               51,863      44,948
---------------------------------------------------------------------------------------------------------------------------
      Total investments                                                                           3,641,182   3,695,327
Cash                                                                                                 26,871      37,992
Accrued investment income                                                                            38,345      36,130
Receivables (net of allowance for uncollectible accounts of $3,122 in 1997 and $4,630 in 1996)      262,676     155,278
Reinsurance receivable:
 Funds held on deposit                                                                            1,145,210   1,101,716
 Recoverable on future policy benefit reserves                                                    1,120,663      48,909
 Recoverable on unpaid claims                                                                       219,443     142,199
 Receivable on paid claims                                                                           31,158      18,240
Deferred acquisition costs                                                                          927,080     863,338
Other assets                                                                                         34,475      26,052
Federal income tax recoverable                                                                       20,761      12,455
---------------------------------------------------------------------------------------------------------------------------
      Assets, exclusive of separate account assets                                                7,467,864   6,137,636
Separate account assets                                                                          10,756,929   9,520,561
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                              $18,224,793  15,658,197
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Financial  Statements (Continued)

Consolidated  Balance Sheets (cont.)
December 31, 1997 and 1996
(in thousands)
                                                                                                    1997        1996
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Future benefit reserves:
  Life                                                                                          $ 1,297,269   1,204,633
  Annuity                                                                                         3,251,829   2,879,221
 Policy and contract claims                                                                         553,113     438,824
 Unearned premiums                                                                                   50,168      32,176
 Reinsurance payable                                                                                165,582      96,857
 Deferred income on reinsurance                                                                     150,526          0
 Deferred income taxes                                                                              228,861     150,760
 Accrued expenses                                                                                    93,341      84,254
 Commissions due and accrued                                                                         39,517      37,103
 Other policyholder funds                                                                            30,208      52,267
 Other liabilities                                                                                  389,858     147,364
---------------------------------------------------------------------------------------------------------------------------
      Liabilities, exclusive of separate account liabilities                                      6,250,272   5,123,459
 Separate account liabilities                                                                    10,756,929   9,520,561
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                          17,007,201  14,644,020
---------------------------------------------------------------------------------------------------------------------------
Stockholder's equity:
 Common stock, $1 par value, 20 million shares authorized, issued and outstanding                    20,000      20,000
 Preferred stock, $1 par value, cumulative, 200 million shares authorized,
  25 million shares issued and outstanding                                                           25,000      25,000
 Additional paid-in capital                                                                         407,088     407,088
 Net unrealized gain on investments net of deferred federal income taxes                            195,505     102,637
 Net unrealized Canadian currency loss                                                              (4,448)     (3,473)
 Retained earnings                                                                                  574,447     462,925
---------------------------------------------------------------------------------------------------------------------------
      Total stockholder's equity                                                                  1,217,592   1,014,177
Commitments and contingencies (notes 6 and 11)
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholder's equity                                                $18,224,793  15,658,197
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Financial  Statements (Continued)

Consolidated Statements of Income
Years ended December 31, 1997, 1996 and 1995
(in thousands)

                                                                                        1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Revenue:
 Life insurance premiums                                                             $ 339,841      284,084    257,647
 Other life policy considerations                                                       83,816       85,747     93,158
 Annuity considerations                                                                219,262      170,656    147,112
 Accident and health premiums                                                          747,718      603,230    527,059
---------------------------------------------------------------------------------------------------------------------------
       Total premiums and considerations                                             1,390,637    1,143,717  1,024,976
 Premiums ceded                                                                        438,018      277,163    223,226
---------------------------------------------------------------------------------------------------------------------------
       Net premiums and considerations                                                 952,619      866,554    801,750
 Investment income, net                                                                162,350      222,622    201,158
 Realized investment gains, net                                                         61,488       28,561     29,202
 Other                                                                                  53,760        6,193     10,170
---------------------------------------------------------------------------------------------------------------------------
       Total revenue                                                                 1,230,217    1,123,930  1,042,280
---------------------------------------------------------------------------------------------------------------------------
Benefits and expenses:
 Life insurance benefits                                                               336,090      281,441    268,163
 Annuity benefits                                                                      206,189      153,238    145,636
 Accident and health insurance benefits                                                566,746      434,793    374,743
---------------------------------------------------------------------------------------------------------------------------
       Total benefits                                                                1,109,025      869,472    788,542
 Benefit recoveries                                                                    426,607      249,552    210,702
---------------------------------------------------------------------------------------------------------------------------
       Net benefits                                                                    682,418      619,920    577,840
 Commissions and other agent compensation                                              310,665      267,714    233,939
 General and administrative expenses                                                   106,744       99,018    115,419
 Taxes, licenses and fees                                                               20,605       19,959     17,672
 Increase in deferred acquisition costs, net                                           (63,742)     (36,344)   (28,552)
---------------------------------------------------------------------------------------------------------------------------
       Total benefits and expenses                                                   1,056,690      970,267    916,318
---------------------------------------------------------------------------------------------------------------------------
       Income from operations before income taxes                                      173,527      153,663    125,962
---------------------------------------------------------------------------------------------------------------------------
Income tax expense:
 Current                                                                                31,571       21,936     12,993
 Deferred                                                                               28,283       30,559     25,772
---------------------------------------------------------------------------------------------------------------------------
       Total income tax expense                                                         59,854       52,495     38,765
---------------------------------------------------------------------------------------------------------------------------
       Net income                                                                    $ 113,673      101,168     87,197
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Financial  Statements (Continued)

Consolidated  Statements of Stockholder's Equity
Years ended December 31, 1997, 1996 and 1995
(in thousands)
                                                                                        1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Common stock:
 Balance at beginning and end of year                                                 $ 20,000       20,000     20,000
---------------------------------------------------------------------------------------------------------------------------
Preferred Stock:
 Balance at beginning of year                                                           25,000       25,000     40,000
 Redemption of stock during the year                                                         0            0    (15,000)
---------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                 25,000       25,000     25,000
---------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital:
 Balance at beginning of year                                                          407,088      407,088    406,494
 Additional contribution from parent                                                         0            0        594
---------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                407,088      407,088    407,088
---------------------------------------------------------------------------------------------------------------------------
Net unrealized gain (loss) on investments:
 Balance at beginning of year                                                          102,637      139,204    (62,073)
 Net unrealized gain on securities transferred from held-to-maturity
  to available-for-sale classification, net of deferred federal income                       0            0      1,789
 Net unrealized gain (loss) during the year, net of deferred federal income taxes       92,868    (36,567)     199,488
---------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                195,505      102,637    139,204
---------------------------------------------------------------------------------------------------------------------------
Net unrealized Canadian currency loss:
 Balance at beginning of year                                                           (3,473)      (3,455)    (3,787)
 Net unrealized gain (loss) during the year, net of deferred federal income taxes         (975)         (18)       332
---------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                 (4,448)      (3,473)    (3,455)
---------------------------------------------------------------------------------------------------------------------------
Retained earnings:
 Balance at beginning of year                                                          462,925      363,357    278,811
 Net income                                                                            113,673      101,168     87,197
 Cash dividend to stockholder                                                           (2,151)      (1,600)    (2,651)
---------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                574,447      462,925    363,357
---------------------------------------------------------------------------------------------------------------------------
       Total stockholder's equity                                                   $1,217,592    1,014,177    951,194
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Financial Statements (continued)

Consolidated Statements of Cash Flows
Years ended December 31, 1997, 1996 and 1995
(in thousands)
                                                                                        1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities:
 Net income                                                                          $ 113,673      101,168     87,197
---------------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
   Realized investment gains, net                                                      (61,488)     (28,561)   (29,202)
   Deferred federal income tax expense                                                  28,283       30,559     25,772
   Charges to policy account balances                                                 (859,852)    (675,737)  (632,962)
   Interest credited to policy account balances                                        211,590      166,766    169,151
   Change in:
    Accrued investment income                                                           (2,215)         728     (2,072)
    Receivables                                                                       (107,398)     (30,578)   (13,300)
    Reinsurance receivables                                                         (1,644,423)    (119,384)  (190,953)
    Deferred acquisition costs                                                         (63,742)     (36,344)   (28,552)
    Future benefit reserves                                                          1,194,990       76,478     66,932
    Policy and contract claims and other policyholder funds                             92,230       37,055     25,116
    Unearned premiums                                                                   17,992       (2,005)    (6,195)
    Reinsurance payable                                                                 68,725       24,019     (8,669)
    Current tax recoverable                                                             (8,306)      (8,508)      (153)
    Accrued expenses and other liabilities                                              12,113       15,506     17,365
    Commissions due and accrued                                                          2,414       14,124     (1,211)
   Depreciation and amortization                                                       (13,312)     (25,874)   (23,391)
   Other, net                                                                               18       (1,568)       916
---------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                            (1,132,381)    (563,324)  (631,408)
       Net cash provided by (used in) operating activities                          (1,018,708)    (462,156)  (544,211)
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Financial Statements (continued)

Consolidated Statements of Cash Flows
Years ended December 31, 1997, 1996 and 1995
(in thousands)
                                                                                        1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities                               (1,018,708)    (462,156)   (544,211)
Cash flows provided by (used in) investing activities:
 Purchase of fixed maturities, at market                                           $(1,748,950)  (1,324,676)(1,533,290)
 Purchase of equity securities                                                      (1,699,847)    (137,304)  (166,701)
 Funding of mortgage loans                                                            (103,626)     (70,265)   (66,301)
 Sale of fixed maturities, at market                                                 1,921,534    1,043,748  1,242,988
 Matured or redeemed fixed maturities, at amortized cost                                     0            0      7,022
 Matured fixed maturities, at market                                                     1,150        2,711     38,991
 Sale of equity securities                                                           1,691,789      122,788     97,619
 Repayment of mortgage loans                                                            29,520       23,317     25,563
 Net change in certificates of deposit and short-term securities                        87,848     (173,471)   123,806
 Other                                                                                  82,797      (20,566)   (10,754)
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investing activities                             262,215     (533,718)  (241,057)
---------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities:
 Policyholders' deposits to account balances                                        $1,497,321    1,184,338  1,066,407
 Policyholders' withdrawals from account balances                                     (448,998)    (368,490)  (291,102)
 Change in assets held under reinsurance agreements                                   (540,268)      52,973     36,354
 Funds borrowed on dollar reverse repurchase agreements, net                           239,468      130,196    (58,150)
 Net change in mortgage notes payable                                                        0            0     (1,049)
 Additional paid-in capital from parent                                                      0            0        594
 Preferred stock transactions                                                                0            0    (15,000)
 Cash dividends paid                                                                    (2,151)      (1,600)    (2,651)
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                       745,372      997,417    735,403
---------------------------------------------------------------------------------------------------------------------------
       Net change in cash                                                              (11,121)       1,543    (49,865)
Cash at beginning of year                                                               37,992       36,449     86,314
---------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                   $ 26,871       37,992     36,449
===========================================================================================================================

See accompanying notes to financial statements.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(1) Summary of Significant Accounting Policies

Allianz Life Insurance Company of North America (the Company) is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a majority-owned subsidiary of Allianz A.G. Holding, a Federal Republic of Germany company.

The Company is a life insurance company which is licensed to sell both group and individual life, annuity and accident and health policies in the United States, Canada and several U.S. territories. Based on 1997 premiums and considerations, 33%, 20% and 47% of the Company's business is life, annuity and accident and health, respectively. The Company's primary distribution channels are through strategic alliances with other insurance companies and third party marketing organizations. The Company has a significant relationship with a mutual fund company and its broker/dealer network related to sales of its variable life and variable annuity products and another significant administration, marketing and reinsurance relationship with an unrelated insurance company in which it holds an ownership interest effective in 1998.

Following is a summary of the significant accounting policies reflected in the accompanying consolidated financial statements.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from accounting rules prescribed or permitted by state insurance regulatory authorities. The accounts of the Company's major subsidiary, Preferred Life Insurance Company of New York and other less significant subsidiaries have been consolidated. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period.Actual results could vary significantly from management's estimates.

Recognition of Traditional Life, Group Life and Group Accident and Health
Revenue

Traditional life products include products with guaranteed premiums and benefits and consist principally of whole life and term insurance policies, limited payment contracts and certain annuity products with life contingencies.

Premiums on traditional life and group life products are recognized as income when due. Group accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses for traditional and group products are matched with earned premiums so that profits are recognized over the premium paying periods of the contracts. This matching is accomplished by establishing provisions for future policy benefits and policy and contract claims, and deferring and amortizing related policy acquisition costs.

Recognition of Nontraditional and Variable Life and Annuity Revenue

Nontraditional and variable life insurance and interest sensitive contracts that have significant mortality or morbidity risk are accounted for in accordance with the retrospective deposit method. Interest sensitive contracts that do not have significant mortality or morbidity risk are accounted for in a manner consistent with interest bearing financial instruments. For both types of contracts, premium receipts are reported as deposits to the contractholder's account while revenues consist of amounts assessed against contractholders including surrender charges and earned administrative service fees. Mortality or morbidity charges are also accounted for as revenue on those contracts containing mortality or morbidity risk. Benefits consist of interest credited to contractholder's accounts and claims or benefits incurred in excess of the contractholder's balance.

Deferred Acquisition Costs

Acquisition costs, consisting of commissions and other costs which vary with and are primarily related to production of new business, are deferred. For traditional life and group life products, such costs are amortized over the revenue-producing period of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. Acquisition costs for accident and health insurance policies

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(1) Summary of Significant Accounting Policies (cont.)

Deferred Acquisition Costs (cont.)

are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For interest sensitive products, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity and expense charges. Deferred acquisition costs amortized during 1997, 1996 and 1995 were $219,266, $137,618, and $117,782, respectively.

Future Policy Benefit Reserves

Future policy benefit reserves on traditional life products are computed by the net level premium method based upon estimated future investment yield, mortality and withdrawal assumptions, commensurate with the Company's experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. Most life reserve interest assumptions are graded from 9% to 5.5%.

Future policy benefit reserves for interest sensitive products are generally carried at accumulated contract values. Reserves on some deferred annuity contracts are computed based on contractholder cash value accumulations, adjusted for mortality, withdrawal and interest margin assumptions.

Fair values of investment contracts, which include deferred annuities and other annuities without significant mortality risk, were determined by testing amounts payable on demand against discounted cash flows using interest rates commensurate with the risks involved. Fair values are based on the amount payable on demand at December 31.

Policy and Contract Claims

Policy and contract claims represent an estimate of claims and claim adjustment expenses that have been reported but not yet paid and incurred but not yet reported as of December 31.

Reinsurance

Insurance liabilities are reported before the effects of reinsurance. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as reinsurance receivable. Reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

Investments

The Company has classified all of its investment portfolio as "available-for-sale". Short-term investments are carried at amortized cost which approximates market. Policy loans are reflected at their unpaid principal balances. Mortgage loans are reflected at unpaid principal balances adjusted for premium and discount amortization and an allowance for uncollectible balances. The Company analyzes loan impairment at least once a year when assessing the adequacy of the allowance for possible credit losses. The Company does not accrue interest on impaired loans and accounts for interest income on such loans on a cash basis.

Realized gains and losses are computed based on the specific identification method.

As of December 31, 1997 and 1996, investments with a carrying value of $103,590 and $102,361, respectively, were held on deposit with various insurance departments and in other trusts as required by statutory regulations.

The fair values of invested assets, excluding investments in real estate, are deemed by management to approximate their estimated market values. The fair value of mortgage loans has been calculated using discounted cash flows and is based on pertinent information available to management as of year end. Policy loan balances which are supported by the underlying cash value of the policies approximate fair value. Changes in market conditions subsequent to year end may cause estimates of fair values to differ from the amounts presented herein.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(1) Summary of Significant Accounting Policies (cont.)

Income Taxes

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Separate Accounts

Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders and contractholders. Each account has specific investment objectives and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

Fair values of separate account assets were determined using the market value of the underlying investments held in segregated fund accounts. Fair values of separate account liabilities were determined using the cash surrender values of the policyholder's and contractholder's account.

Receivables

Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year end including the financial condition and credit worthiness of the parties underlying the receivables. Changes in market conditions subsequent to year end may cause estimates of fair values to differ from the amounts presented herein.

Accounting Changes

In 1996, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. No adjustments were made to the consolidated financial statements upon adoption of this pronouncement.

In 1997 the Company adopted SFAS No. 129, Disclosure of Information about Capital Structure, which establishes standards for disclosing information about an entity's capital structure. No additional disclosures were required.

Accounting Pronouncements to be Adopted

The Financial Accounting Standards Board (FASB) has issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. In December 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, which defers the effective date of certain paragraphs of SFAS No. 125 applicable to the Company. The Statements are to be applied prospectively. As a result of SFAS No. 127, the Company will adopt SFAS No. 125 January 1, 1998. Adoption of these pronouncements is not expected to have a significant impact on the consolidated financial statements.

In June, 1997, the FASB issued SFAS No. 130 Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in general purpose financial statements, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires certain business enterprises to report specified information about their operating segments in a complete set of financial statements to shareholders. SFAS No. 130 and SFAS No. 131 are effective for the Company, and will be adopted in 1998.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(1) Summary of Significant Accounting Policies (cont.)

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.


(2) Investments

Investments at December 31, 1997 consist of:

                                                                                                               Amount
                                                                                                              shown on
                                                                                     Amortized   Estimated  consolidated
                                                                                       cost        fair        balance
                                                                                      or cost      value        sheet
---------------------------------------------------------------------------------------------------------------------------
Fixed maturities:
 U.S. Government                                                                    $ 499,652      528,657     528,657
 States and political subdivisions                                                     82,287       85,829      85,829
 Foreign government                                                                    35,858       37,734      37,734
 Public utilities                                                                      44,151       48,237      48,237
 Corporate securities                                                               1,206,392    1,250,532   1,250,532
 Mortgage backed securities                                                           628,307      663,891     663,891
 Collateralized mortgage obligations                                                   86,246       90,330      90,330
---------------------------------------------------------------------------------------------------------------------------
       Total fixed maturities                                                      $2,582,893    2,705,210   2,705,210
---------------------------------------------------------------------------------------------------------------------------
Equity securities:
 Common stocks:
  Banks, trusts and insurance companies                                                 7,670       11,220      11,220
  Industrial and miscellaneous                                                        246,395      418,871     418,871
 Nonredeemable preferred stocks                                                        10,079       12,516      12,516
---------------------------------------------------------------------------------------------------------------------------
       Total equity securities                                                      $ 264,144      442,607     442,607
---------------------------------------------------------------------------------------------------------------------------
Other investments:
 Mortgage loans on real estate                                                        318,683    XXXXXXXXX     318,683
 Certificates of deposit and short-term securities                                    117,124    XXXXXXXXX     117,124
 Policy loans                                                                           5,695    XXXXXXXXX       5,695
 Other invested assets                                                                 51,863    XXXXXXXXX      51,863
---------------------------------------------------------------------------------------------------------------------------
       Total other investments                                                      $ 493,365    XXXXXXXXX     493,365
---------------------------------------------------------------------------------------------------------------------------
       Total investments                                                           $3,340,402    XXXXXXXXX   3,641,182
===========================================================================================================================

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(2) Investments (cont.)

At December 31, 1997 and 1996, the amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities are as follows:

                                                                         Amortized     Gross       Gross      Estimated
                                                                           cost     unrealized  unrealized      fair
                                                                          or cost      gains      losses        value
---------------------------------------------------------------------------------------------------------------------------
 1997:
 U.S. Government                                                        $ 499,652      29,191          186     528,657
 States and political subdivisions                                         82,287       3,561           19      85,829
 Foreign government                                                        35,858       1,876            0      37,734
 Public utilities                                                          44,151       4,086            0      48,237
 Corporate securities                                                   1,206,392      60,016       15,876   1,250,532
 Mortgage backed securities                                               628,307      35,584            0     663,891
 Collateralized mortgage obligations                                       86,246       4,086            2      90,330
---------------------------------------------------------------------------------------------------------------------------
       Total fixed maturities                                           2,582,893     138,400       16,083   2,705,210
 Equity securities                                                        264,144     205,632       27,169     442,607
---------------------------------------------------------------------------------------------------------------------------
       Total                                                           $2,847,037     344,032       43,252   3,147,817
===========================================================================================================================
1996:
 U.S. Government                                                          620,236      25,954          926     645,264
 States and political subdivisions                                            419           5            0         424
 Foreign government                                                       304,589       6,090        1,285     309,394
 Public utilities                                                           6,466         575            0       7,041
 Corporate securities                                                   1,025,189      24,137        9,004   1,040,322
 Mortgage backed securities                                               669,181      18,444          571     687,054
 Collateralized mortgage obligations                                       78,331         995          519      78,807
---------------------------------------------------------------------------------------------------------------------------
       Total fixed maturities                                           2,704,411      76,200       12,305   2,768,306
 Equity securities                                                        234,089      98,711        4,966     327,834
---------------------------------------------------------------------------------------------------------------------------
       Total                                                           $2,938,500     174,911       17,271   3,096,140
===========================================================================================================================

The changes in unrealized gains (losses) on fixed maturity securities were $58,422, $(97,973) and $261,471 in each of the years ended December 31, 1997,
1996 and 1995, respectively.

The changes in unrealized gains (losses) in equity investments, which include common stocks and nonredeemable preferred stocks were $84,718, $40,895 and $48,186 for the years ended December 31, 1997, 1996 and 1995, respectively.

The amortized cost and estimated fair value of fixed maturities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                 Amortized    Estimated
                                                                                                   cost      fair value
---------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                                           $ 27,247      27,392
Due after one year through five years                                                              439,279     446,935
Due after five years through ten years                                                             913,045     941,311
Due after ten years                                                                                575,015      625,68
Mortgage backed securities                                                                         628,307     663,891
---------------------------------------------------------------------------------------------------------------------------
 Totals                                                                                         $2,582,893   2,705,210
===========================================================================================================================

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(2) Investments (cont.)

Gross gains of $70,335,  $43,696 and $41,962 and gross losses of $8,654, $16,834 and $14,607 were realized on sales of securities in 1997, 1996 and 1995, respectively; related taxes were $21,588, $9,402, and $9,574 in 1997, 1996 and 1995, respectively. Proceeds from redemptions of held-to-maturity securities during 1995 were $7,022 with no gain or loss realized on such transactions.

Net realized investment gains (losses) for the respective years ended December 31 are summarized as follows:


                                                                                       1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Fixed maturities, at market                                                           $40,268        8,897      21,877
Equity securities                                                                      21,413       17,964       5,478
Mortgage loans                                                                           (982)      (1,129)       (687)
Real estate                                                                               635        3,104       2,530
Other                                                                                     154         (275)          4
---------------------------------------------------------------------------------------------------------------------------
      Net gains before taxes                                                           61,488       28,561      29,202
Tax expense on net realized gains                                                      21,521        9,996      10,218
---------------------------------------------------------------------------------------------------------------------------
      Net gains after taxes                                                           $39,967       18,565      18,984
===========================================================================================================================

The Company has entered into mortgage backed security reverse repurchase transactions ("dollar rolls") with certain securities dealers. Under this program, the Company sells certain securities for delivery in the current month and simultaneously contracts with the same dealer to repurchase similar, but not identical, securities on a specified future date. The Company gives up the right to receive principal and interest on the securities sold. As of December 31, 1997 and 1996, mortgage backed securities underlying such agreements were carried at a market value of $350,985 and $124,281 respectively, and other liabilities included $369,664 and $130,196 respectively for funds received under these agreements. Average balances outstanding were $183,530 and $83,602 and weighted average interest rates were 7.2% and 7.5% during 1997 and 1996 respectively. The maximum balance outstanding during 1997 and 1996 was $369,664 and $130,196 respectively.

The Company participates in a securities lending program administered by AZOA's investment division. Under this program, the Company loans U.S. Treasury Notes to qualified third parties. The Company obtains collateral for the loans equal to 102 percent of the estimated market value and accrued interest on the loaned securities and receives a portion of the interest earned on the collateral. In addition, the Company maintains full ownership rights to the securities loaned, including investment income and has the ability to sell the securities while they are on loan with the consent of the borrower. There were no securities on loan at December 31, 1997 and 1996.

Impaired mortgage loans are defined as those where it is probable that amounts due according to contractual terms, including principal and interest, will not be collected. Impaired mortgage loans are measured by the Company at the fair value of collateral. Interest income on impaired mortgage loans is recorded on a cash basis. There were no impaired loans held by the Company at December 31, 1997 and 1996.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(2) Investments (cont.)

The valuation allowances at December 31, 1997, 1996 and 1995 and the changes in the allowance for the years then ended are summarized as follows:

                                                                                    Writedowns
                                                            Beginning   Charged to  Charged to                   End
                                                             of year    Operations   Allowance  Recoveries     of year
---------------------------------------------------------------------------------------------------------------------------
December 31, 1997:
 Mortgage loans                                              $ 7,279        1,000           0            0       8,279
---------------------------------------------------------------------------------------------------------------------------
Total valuation allowance                                    $ 7,279        1,000           0            0       8,279
===========================================================================================================================
December 31, 1996:
 Mortgage loans                                              $10,487            0           0        3,208       7,279
---------------------------------------------------------------------------------------------------------------------------
Total valuation allowance                                    $10,487            0           0        3,208       7,279
===========================================================================================================================
December 31, 1995:
 Mortgage loans                                              $11,552          914           0        1,979      10,487
 Investment in real estate                                     1,550            0           0        1,550           0
---------------------------------------------------------------------------------------------------------------------------
Total valuation allowance                                    $13,102          914           0        3,529      10,487
===========================================================================================================================

Major categories of net investment income for the respective years ended December 31 are:

                                                                                       1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Interest:
 Fixed maturities, at amortized cost                                                      $ 0            0       6,284
 Fixed maturities, at market                                                          211,335      178,664     158,421
 Mortgage loans                                                                        25,232       19,267      16,125
 Policy loans                                                                           6,526        7,013       6,688
 Short-term investments                                                                12,804       10,688       7,182
Dividends:
 Preferred stock                                                                          748          818         581
 Common stock                                                                           4,603        4,527       3,204
Interest on assets held by reinsurers                                                   8,858        9,709      10,445
Other invested assets                                                                   9,438        5,344       3,614
---------------------------------------------------------------------------------------------------------------------------
       Total investment income                                                        279,544      236,030     212,544
Investment expenses related to coinsurance agreement (note 6)                          98,417            0           0
Investment expenses                                                                    18,777       13,408      11,386
---------------------------------------------------------------------------------------------------------------------------
       Net investment income                                                         $162,350      222,622     201,158
============================================================================================================================

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(3) Summary Table of Fair Value Disclosures

                                                                                1997                         1996
---------------------------------------------------------------------------------------------------------------------------
                                                                         Carrying     Fair           Carrying    Fair
                                                                          Amount      Value           Amount     Value
---------------------------------------------------------------------------------------------------------------------------
Financial assets Fixed maturities, at market:
  U.S. Government                                                       $ 528,657    528,657         645,264   645,264
  States and political subdivisions                                        85,829     85,829             424       424
  Foreign governments                                                      37,734     37,734         309,394   309,394
  Public utilities                                                         48,237     48,237           7,041     7,041
  Corporate securities                                                  1,250,532  1,250,532       1,040,322 1,040,322
  Mortgage backed securities                                              663,891    663,891         687,054   687,054
  Collateralized mortgage obligations                                      90,330     90,330          78,807    78,807
 Equity securities                                                        442,607    442,607         327,834   327,834
 Mortgage loans                                                           318,683    333,540         245,559   252,825
 Short term investments                                                   117,124    117,124         204,972   204,972
 Policy loans                                                               5,695      5,695         103,708   103,708
 Other long term investments                                               51,863     51,863             124       124
 Receivables                                                              262,676    262,676         155,278   155,278
 Separate accounts assets                                              10,756,929 10,756,929       9,520,561 9,520,561
Financial liabilities:
 Investment contracts                                                   3,536,690  2,945,366       3,297,973 2,747,914
 Separate account liabilities                                          10,756,929 10,565,205       9,520,561 9,324,358
 Dollar reverse repurchase agreements                                     369,664    369,664         130,196   130,196

See Note 1 "Summary of Significant Accounting Policies" for description of the methods and significant assumptions used to estimate fair values.

(4) Receivables

Receivables at December 31 consist of the following:

                                                                                                   1997         1996
---------------------------------------------------------------------------------------------------------------------------
Premiums due                                                                                      $207,293     125,216
Agents balances                                                                                      3,186       5,523
Related party receivables                                                                            1,445       2,099
Reinsurance commission receivable                                                                   23,921       7,515
Scholarship enrollment fees                                                                          8,401       8,025
Due from administrators                                                                             13,630       3,244
Other                                                                                                4,800       3,656
---------------------------------------------------------------------------------------------------------------------------
       Total receivables                                                                          $262,676     155,278
---------------------------------------------------------------------------------------------------------------------------

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(5) Accident and Health Claims Reserves

Accident and health claims reserves are based on long-range projections subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, 1997 are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves which are small relative to the amount of such reserves could significantly impact future reported earnings of the Company.

Activity in the accident and health claims reserves, exclusive of long term care, hospital indemnity and AIDS reserves of $12,479, $14,348 and $18,858 in 1997, 1996 and 1995, respectively, is summarized as follows:

                                                                                       1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, net of reinsurance recoverables of $114,230,
 $99,292 and $96,090                                                                 $216,596      191,804     185,028
Incurred related to:
 Current year                                                                         341,908      271,308     242,024
 Prior years                                                                          (12,087)     (11,642)     (9,163)
---------------------------------------------------------------------------------------------------------------------------
Total incurred                                                                        329,821      259,666     232,861
---------------------------------------------------------------------------------------------------------------------------

Paid related to:
 Current year                                                                         150,942      107,842     100,165
 Prior years                                                                          144,798      127,032     125,920
---------------------------------------------------------------------------------------------------------------------------
Total paid                                                                            295,740      234,874     226,085
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, net of reinsurance recoverables of $125,543,
 $114,230 and $99,292                                                                $250,677     216,596      191,804
===========================================================================================================================

Due to lower than anticipated losses related to prior years, the provision for claims and claim adjustment expenses decreased.

(6) Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $1 million coverage per individual life. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

Included in reinsurance receivables at December 31, 1997 are $902,500, $851,849, $254,448, and $36,520 recoverable from four insurers who, as of December 31, 1997, were rated A+, A+, B++, and A+, respectively, by Best's Insurance Reports. A contingent liability exists to the extent that the Company's reinsurers are unable to meet their contractual obligations. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(6) Reinsurance (cont.)

Life insurance, annuities and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                             Percentage
                                                                          Assumed      Ceded                  of amount
                                                             Gross      from other   to other       Net        assumed
 Year ended                                                 amount       companies   companies    amount       to net
---------------------------------------------------------------------------------------------------------------------------
December 31, 1997:
Life insurance in force                                  $32,234,241   72,682,842  19,873,094   85,043,989          85.5%
---------------------------------------------------------------------------------------------------------------------------
Premiums:
 Life insurance                                              252,859      170,798     110,579      313,078          54.6%
 Annuities                                                   217,353        1,910      30,789      188,474           1.0%
 Accident and health insurance                               436,105      311,612     296,650      451,067          69.1%
---------------------------------------------------------------------------------------------------------------------------
       Total premiums                                        906,317      484,320     438,018      952,619          50.8%
===========================================================================================================================
December 31, 1996:
Life insurance in force                                  $37,527,994   44,073,247   6,126,541   75,474,700          58.4%
---------------------------------------------------------------------------------------------------------------------------
Premiums:
 Life insurance                                              235,837      133,994      37,986      331,845          40.4%
 Annuities                                                   169,503        1,153      12,769      157,887           0.7%
 Accident and health insurance                               396,051      207,179     226,408      376,822          55.0%
---------------------------------------------------------------------------------------------------------------------------
       Total premiums                                        801,391      342,326     277,163      866,554          39.5%
===========================================================================================================================
December 31, 1995:
Life insurance in force                                  $39,601,531   28,790,199   6,884,645   61,507,085          46.8%
---------------------------------------------------------------------------------------------------------------------------
Premiums:
 Life insurance                                              242,704      108,102      40,291      310,515          34.8%
 Annuities                                                   145,994        1,117      10,376      136,735           0.8%
 Accident and health insurance                               361,290      165,769     172,559      354,500          46.8%
---------------------------------------------------------------------------------------------------------------------------
       Total premiums                                        749,988      274,988     223,226      801,750          34.3%
===========================================================================================================================

Effective January 1, 1997, the Company entered into a 100% coinsurance agreement with an unrelated insurance company to coinsure a block of business with life insurance inforce of $13,200,000 and 1997 premium of $90,000. The coinsured block included certain universal life and traditional life insurance policies and annuity contracts. In connection with this agreement, the Company recognized a recoverable on future benefit reserves of $1,102,000, received a ceding commission of $138,500 and transferred assets of $881,000 which support the business. The unearned ceding commission represents deferred revenue which will be amortized over the revenue-producing period of the related reinsured policies. The servicing of the coinsured business was also transferred to a third party insurer who is also the retrocessionaire of the block.

Of the amounts ceded to others, the Company ceded life insurance inforce of $1,163,533, $381,381 and $182,638 in 1997, 1996 and 1995, respectively, and life insurance premiums earned of $2,538, $1,293 and $641 in 1997, 1996 and 1995, respectively, to its ultimate parent Allianz Aktiengesellshaft. The Company also ceded accident and health premiums earned to Allianz Aktiengesellshaft of $2,467, $1,922 and $(7,520) in 1997, 1996 and 1995.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(7) Income Taxes

Income Tax Expense

Total income tax expense (benefit) for the years ended December 31 are as follows:

                                                                                       1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Income tax expense attributable to operations:
 Current tax expenses                                                                $ 31,571       21,936      12,993
 Deferred tax expense                                                                  28,283       30,559      25,772
---------------------------------------------------------------------------------------------------------------------------
Total income tax expense attributable to operations                                  $ 59,854       52,495      38,765
Income tax effect on equity:
 Income tax allocated to stockholder's equity:
  Attributable to unrealized gains and losses for the year                             49,748      (19,967)    108,559
---------------------------------------------------------------------------------------------------------------------------
Total income tax effect on equity                                                    $109,602       32,528     147,324
===========================================================================================================================

Components of Income Tax Expense

Income tax expense computed at the statutory rate of 35% varies from tax expense reported in the Consolidated Statements of Income for the respective years ended December 31 as follows:

                                                                                       1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Income tax expense computed at the statutory rate                                     $60,735       53,782      44,087
Dividends received deductions and tax-exempt interest                                  (2,792)        (650)     (5,430)
Foreign tax                                                                               916       (2,723)       (464)
Interest on tax deficiency                                                              1,100          261         408
Other                                                                                    (105)       1,824         164
---------------------------------------------------------------------------------------------------------------------------
       Income tax expense as reported                                                 $59,854       52,494      38,765
===========================================================================================================================

Components of Deferred Tax Assets and Liabilities on the Balance Sheet

Tax effects of temporary differences giving rise to the significant components of the net deferred tax liability at December 31 are as follows:

                                                                                                   1997         1996
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Provision for post retirement benefits                                                            $ 2,100       2,024
 Allowance for uncollectible accounts                                                                  929       1,256
 Policy reserves                                                                                   177,442     158,131
---------------------------------------------------------------------------------------------------------------------------
       Total deferred tax assets                                                                   180,471     161,411
Deferred tax liabilities:
 Deferred acquisition costs                                                                        277,627     240,906
 Net unrealized gain                                                                               102,756      53,008
 Other                                                                                              28,949      18,257
---------------------------------------------------------------------------------------------------------------------------
       Total deferred tax liabilities                                                              409,332     312,171
Net deferred tax liability                                                                        $228,861     150,760
===========================================================================================================================

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for the deferred tax asset as it is more likely than not the deferred tax asset will be realized principally through future reversals of existing taxable temporary differences

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(7) Income Taxes (cont.)


Components of Deferred Tax Assets and Liabilities on the Balance Sheet (cont.)

and future taxable income. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future taxable income are reduced.

As of December 31, 1997 and 1996, the Company had no tax loss carryforwards or alternative minimum tax credits.

The Company files a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company and each of its insurance subsidiaries generally will be paid for the tax benefit on their losses, and any other tax attributes, to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax. Income taxes paid by the Company were $39,914, $30,946 and $14,865 in 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996 the Company had a tax recoverable from AZOA of $20,689 and $11,599, respectively and a recoverable from Revenue Canada Taxation of $72 and $856, respectively.


(8) Related Party Transactions

The Company reimbursed AZOA $562, $86 and $738 in 1997, 1996 and 1995, respectively, for certain administrative services performed. The Company had no liability to AZOA for such amounts at December 31, 1997 and 1996, respectively.

AZOA's investment division manages the Company's investment portfolio. The Company paid AZOA $1,957, $1,657 and $1,024 in 1997, 1996 and 1995, respectively, for investment advisory fees. The Company's liability to AZOA for such amounts was $437 and $543 at December 31, 1997 and 1996, respectively.

The Company shares a data center with affiliated insurance companies. Usage charges paid to the data center by the Company were $2,826, $3,275 and $3,752 in 1997, 1996 and 1995, respectively. The Company's liability for data center charges was $292 and $58 at December 31, 1997 and 1996, respectively.

The Company has 200 million authorized shares of preferred stock with a par value of $1 per share. This preferred stock is issuable in series with the number of shares, redemption rights and dividend rate designated by the Board of Directors for each series. Dividends are cumulative at a rate reflective of prevailing market conditions at time of issue and are payable semiannually. Dividend payments are restricted by provisions in State of Minnesota statutes. In 1994, the Company issued 25 million shares of Series A preferred stock with a dividend rate of 6.4% to AZOA for $25,000 and issued 15 millions shares of Series B preferred stock with a dividend rate of 6.95% to AZOA for $15,000. In December 1995, the Company redeemed and canceled the 15 million shares of Series B preferred stock issued to AZOA. There are currently 25 million shares of Series A preferred stock issued and outstanding.

As of December 31, 1996, the Company sold to AZOA, without recourse, two receivables due from third parties amounting to $6,600. These receivables, valued at $5,827, were repurchased by the Company in 1997.


(9) Employee Benefit Plans

The Company participates in the Allianz Primary Retirement Plan (Primary Retirement Plan), a defined contribution plan. The Company makes contributions to a money purchase pension plan on behalf of eligible participants. All employees, excluding agents, are eligible to participate in the Primary
Retirement Plan after two years of service. The contributions are based on a percentage of the participant's salary with the participants being 100% vested upon eligibility. It is the Company's policy to fund the plan costs as accrued. Total pension contributions were $729, $808 and $860 in 1997, 1996 and 1995, respectively.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(9) Employee Benefit Plans (cont.)

The Company participates in the Allianz Asset Accumulation Plan (Allianz Plan), a defined contribution plan sponsored by AZOA. Under the Allianz Plan provisions, the Company will match from 50% to 100% of eligible employees' contributions up to a maximum of 6% of a participant's compensation. The total Company match for Plan participants was 90% in 1997 and 100% in 1996 and 1995, respectively. All employees, excluding agents, are eligible to participate after one year of service and are fully vested in the Company's matching contribution after three years of service. The Allianz Plan will accept participants' pretax or after-tax contributions up to 15% of the participant's compensation. It is the Company's policy to fund the Allianz Plan costs as accrued. The Company has accrued $907, $1,105 and $1,188 in 1997, 1996 and 1995, respectively, toward planned contributions.

In 1995, the Company discontinued support of its individual agency field force and suspended contributions to the Agents' Asset Accumulation Plan as of January 1, 1996. During 1995, participation in the Plan decreased significantly resulting in a partial plan termination whereby participants as of January 1, 1995 became fully vested in the Plan. The Company has no intention to fully terminate the Plan in the near term. The Company made no contributions to the Plan in either 1997 or 1996, and $118 in 1995.

The Company provides certain postretirement benefits to employees who retired on or before December 31, 1988 or who were hired before December 31, 1988 and who have at least ten years of service when they reach age 55. The Company's plan obligation at December 31, 1997 and 1996 was $6,001 and $5,783, respectively. This liability is included in "Other liabilities" in the accompanying balance sheet.

(10) Statutory Financial Data and Dividend Restrictions

Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in determining statutory policyholders' surplus and net gain from operations. Currently, these items include, among others, deferred acquisition costs, furniture and fixtures, accident and health premiums receivable which are more than 90 days past due, deferred taxes and undeclared dividends to policyholders. Additionally, future life and annuity benefit reserves calculated for statutory accounting do not include provisions for withdrawals.

The differences between stockholder's equity and net income reported in accordance with statutory accounting practices and the accompanying consolidated financial statements as of and for the year ended December 31 are as follows:

                                                          Stockholder's equity                       Net income
---------------------------------------------------------------------------------------------------------------------------
                                                            1997         1996               1997        1996     1995
---------------------------------------------------------------------------------------------------------------------------
Statutory basis                                          $ 635,711      384,989             72,343     67,995   11,565
Adjustments:
 Change in reserve basis                                  (255,816)    (199,566)           (85,110)    13,324  (43,642)
 Deferred acquisition costs                                927,080      863,338             63,742     36,344   28,552
 Net deferred taxes                                       (228,861)    (150,760)           (28,283)   (30,559) (25,772)
 Statutory asset valuation reserve                         151,675      133,564                  0          0        0
 Statutory interest maintenance reserve                     34,336       26,342              7,994      1,183    8,756
 Modified coinsurance reinsurance                          (31,953)    (113,743)            81,790      5,435  104,222
 Unrealized gains on investments                           124,754       64,928                  0          0        0
 Nonadmitted assets                                         14,824        7,121                  0          0        0
 Deferred income on reinsurance                           (150,526)           0                  0          0        0
 Other                                                      (3,632)      (2,036)             1,197      7,446    3,516
---------------------------------------------------------------------------------------------------------------------------
  As reported in the accompanying
   consolidated financial statements                    $1,217,592    1,014,177            113,673    101,168   87,197
===========================================================================================================================

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(10) Statutory Financial Data and Dividend Restrictions (cont.)

The Company is required to meet minimum statutory capital and surplus requirements. The Company's statutory capital and surplus as of December 31, 1997 and 1996 was in compliance with these requirements. The maximum amount of dividends which can be paid by Minnesota insurance companies to stockholders without prior approval of the Commissioner of Commerce is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement, minus 25% of earned surplus attributable to unrealized capital gains. In accordance with Minnesota Statutes, the Company may declare and pay from its surplus, cash dividends of not more than the greater of 10% of its beginning of the year statutory surplus in any year, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. In 1997 and 1996, the Company paid AZOA dividends on preferred stock in the amount of $1,600. A common stock dividend of $551 was paid in 1997. Dividends of $59,071 could be paid in 1998 without prior approval of the Commissioner of Commerce.

Regulatory Risk Based Capital

An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Enterprises below specific triggerpoints or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows:

                                     Ratio of total adjusted capital to
                                     authorized control level risk-based
        Regulatory event               capital (less than or equal to)
--------------------------------------------------------------------------------
        Company action level           2 (or 2.5 with negative trends)
        Regulatory action level                      1.5
        Authorized control level                      1
        Mandatory control level                      0.7

The Company met the minimum risk-based capital requirements as of December 31, 1997 and 1996.

Permitted Statutory Accounting Practices

The Company is required to file annual statements with insurance regulatory authorities which are prepared on an accounting basis prescribed or permitted by such authorities. Currently, prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently has a project underway to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definition of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to existing accounting policies insurance enterprises use to prepare their statutory financial statements. The Company does not currently use permitted statutory accounting practices which have a significant impact on its statutory financial statements.

(11) Commitments and Contingencies

The Company and its subsidiaries are involved in various pending or threatened legal proceedings arising from the conduct of their business. In the opinion of management, the ultimate resolution of such litigation will not have a material effect on the consolidated financial position of the Company.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(11) Commitments and Contingencies (cont.)

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

The Company is expending significant resources to assure that its computer systems are reprogrammed in time to effectively deal with transactions in the year 2000 and beyond. Costs associated with this effort are not expected to be material and are expensed as incurred. This "Year 2000 Computer Problem" creates risk for the Company from unforeseen problems in its own computer systems and from third parties with whom the Company deals on financial transactions worldwide. Such failures of the Company and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business, and especially to process and account for the transfer of funds electronically.

(12) Foreign Currency Translation

The net assets of the Company's foreign operations are translated into U.S. dollars using exchange rates in effect at each year end. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustment reported as a separate component of stockholder's equity. An analysis of this account for the respective years ended December 31 follows:

                                                                                       1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Beginning amount of cumulative translation adjustments                                $(3,473)      (3,455)     (3,787)
---------------------------------------------------------------------------------------------------------------------------
Aggregate adjustment for the period resulting from translation adjustments             (1,500)         (28)        511
Amount of income tax benefit (expense) for period related to aggregate adjustment         525           10        (179)
---------------------------------------------------------------------------------------------------------------------------
       Net aggregate translation included in equity                                      (975)         (18)        332
---------------------------------------------------------------------------------------------------------------------------
Ending amount of cumulative translation adjustments                                   $(4,448)      (3,473)     (3,455)
===========================================================================================================================
Canadian foreign exchange rate at end of year                                          0.6992       0.7297      0.7329

(13) Subsequent Event - Life USA Holding, Inc.

In 1995, in conjunction with an expanded marketing agreement, the Company provided Life USA Holding, Inc. (Life USA), an unrelated insurance company, with $30,000 in exchange for a fifteen year convertible debenture paying 5% interest for the first five years with the interest rate reset annually thereafter based on LIBOR plus 1%. In connection with a definitive agreement signed in January 1998, the Company will convert its debenture to equity in 1998.

As noted above, the Company entered into a definitive agreement with Life USA in January 1998 to acquire up to a 35% equity ownership in Life USA and extend the existing marketing agreement between the two companies to December 31, 2000. Acquisition of the Company's equity ownership will be accomplished through the following:

 - Conversion of the $30,000 debenture for 2.43 million shares of common stock (conversion price of $12.34 per share);
 - Exercise of the Company's preemptive right to purchase 241,846 shares of common stock at $12.36 per share;
 - Purchase of 925,000 shares of common stock from certain members of Life USA management at $16.44 per share; and
 - Commitment of $100 million to purchase newly issued common stock in increments of $20 million over a five year period beginning in 1998.

Additionally, the Company may acquire an additional 1,604,104 shares of Life USA common stock in open market purchases over the next year.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
December 31, 1997, 1996 and 1995 (in thousands, except share data)


(13) Subsequent Event - Life USA Holding, Inc. (cont.)

As part of this agreement, the Company has the right to nominate two people to Life USA's board of directors, with additional rights of nomination in the future based on the Company's proportional ownership. Two members of the Company's management were named to Life USA's board of directors in January 1998.

(14) Supplementary Insurance Information

The following table summarizes certain financial information by line of business for 1997, 1996 and 1995:

                                As of December 31                           For the year ended December 31
---------------------------------------------------------------------------------------------------------------------------
                              Future policy          Other       Premium Benefits, Net change
                      Deferred  benefits,           policy       revenue  claims       in
                       policy    losses,          claims and    and other   Net    losses, and policy    Other
                     acquisitionclaims andUnearned benefits    contract investment settlement acquisition operating Premiums
                        costs loss expensepremiums  payable  considerations income  expenses  costs (a) expenses   written (b)
---------------------------------------------------------------------------------------------------------------------------
1997:
Life                  $189,971 1,297,269    5,215   63,572       313,078    24,352  230,357  (14,363)   99,913
Annuities              717,721 3,251,829        0    1,881       188,474   118,028  124,535  (44,924)  186,789
Accident and health     19,388         0   44,953  487,660       451,067    19,970  327,526   (4,455)  151,312
---------------------------------------------------------------------------------------------------------------------------
                      $927,080 4,549,098   50,168  553,113       952,619   162,350  682,418  (63,742)  438,014
===========================================================================================================================
1996:
Life                  $175,608 1,204,633    5,502   62,369       331,845    89,049  258,221    4,308   103,352
Annuities              672,797 2,879,221        0    1,859       157,887   113,537  105,335  (43,283)  161,002
Accident and health     14,933         0   26,674  374,596       376,822    20,036  256,364    2,631   122,337
---------------------------------------------------------------------------------------------------------------------------
                      $863,338 4,083,854   32,176  438,824       866,554   222,622  619,920  (36,344)  386,691
===========================================================================================================================
1995:
Life                  $179,915 1,088,964    5,493   62,660       310,514    83,741  239,287    8,475   124,415
Annuities              629,515 2,601,943        0      580       136,736    98,214   89,321  (34,235)  137,000
Accident and health     17,564         0   28,688  308,658       354,500    19,203  249,232   (2,792)  105,615
---------------------------------------------------------------------------------------------------------------------------
                      $826,994 3,690,907   34,181  371,898       801,750   201,158  577,840  (28,552)  367,030
===========================================================================================================================

(a) See note 1 for total gross amortization.
(b) Premiums written are not applicable for life insurance companies.



                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      a.  Financial Statements

     The following financial statements of the Separate Account are included in Part B hereof:

Statements of Assets and Liabilities as of September 30, 1998 (unaudited). Statements of Operations for the period ended September 30, 1998 (unaudited). Statements of Changes in Net Assets for the period ended September 30, 1998
  (unaudited) and the year ended December 31, 1997.
Notes to Financial Statements - September 30, 1998 (unaudited).
Independent Auditors' Report.
Statements of Assets and Liabilities as of December 31, 1997.
Statements of Operations for the year ended December 31, 1997.
Statements of Changes in Net Assets for the years ended December 31, 1997 and
   1996.
Notes to Financial Statements - December 31, 1997.

    The following financial statements of the Company are included in Part B hereof:

Independent Auditors' Report.
Consolidated Balance Sheets as of December 31, 1997 and 1996.
Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995.
Consolidated Statements of Stockholder's Equity for the years ended December
   31, 1997, 1996 and 1995.
Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995.
Notes to Consolidated Financial Statements - December 31, 1997, 1996 and
1995.

      b. Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*
      2. Not Applicable
      3. Principal Underwriter's Agreement**
      4. Individual Variable Annuity Contract***
      4. (i) Enhanced Death Benefit Endorsements***
      4. (ii) Charitable Remainder Trust Endorsement***
      5. Application for Individual Variable Annuity Contract***
      6. (i) Copy of Articles of Incorporation of the Company*
         (ii) Copy of the Bylaws of the Company*
      7. Not Applicable
      8. Form of Fund Participation Agreement*
      9. Opinion and Consent of Counsel
     10. Independent Auditors' Consent
     11. Not Applicable
     12. Not Applicable
     13. Not Applicable
     14. Company Organizational Chart**
     27. Not Applicable

* Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.

** Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.

*** Incorporated by reference to Registrant's Form N-4 (File Nos. 333-63719 and 811-5618) electronically filed on September 18, 1998.

Item  25.  Directors and Officers of the Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor
- ----------------------------  ---------------------------------

Lowell C. Anderson            Chairman, President, Chief
1750 Hennepin Avenue          Executive Officer and Director
Minneapolis, MN 55403

Herbert F. Hansmeyer          Director
777 San Marin Drive
Novato, CA 94998

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Jerry E. Robertson        Director
220-13E-29/3M Center
St. Paul, MN 55144

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Edward J. Bonach              Senior Vice President, Chief
1750 Hennepin Avenue          Financial Officer and Treasurer
Minneapolis, MN 55403

Robert S. James               President - Individual
1750 Hennepin Avenue          Division
Minneapolis, MN 55403

Ronald L. Wobbeking           President-Mass Marketing Division
1750 Hennepin Avenue
Minneapolis, MN 55403

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Norwest Corp.
Norwest Center
Sixth & Marquette
Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Wilmer, Cutler & Pickering
2445 M Street NW
Washington, DC  20037-1420

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Company organizational chart is incorporated by reference to Pre-Effective Amendment No. 1 (File Nos.333-06709 and 811-05618).

Item  27.  Number of Contract Owners

Not Applicable.

Item  28.  Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

     a. NALAC Financial Plans, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                          Allianz Life Variable Account A
                          Preferred Life Variable Account C

     b. The following are the officers (managers) and directors (Board of Governors) of NALAC Financial Plans, LLC:

                        Positions and Offices
Business Address        with Underwriter
- ----------------------  ----------------------

James P. Kelso          Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas B. Clifford      Chief Manager and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates        Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403

Item 30. Location of Accounts and Records

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item 31. Management Services

Not Applicable

Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 25th day of November, 1998.

                                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                                    (Registrant)


                                         By:  ALLIANZ LIFE INSURANCE COMPANY
                                              OF NORTH AMERICA
                                                 (Depositor)




                                         By: /s/ MICHAEL T. WESTERMEYER
                                            --------------------------------
                                             Michael T. Westermeyer



                                         ALLIANZ LIFE INSURANCE COMPANY
                                         OF NORTH AMERICA
                                          (Depositor)



                                          By: /s/ MICHAEL T. WESTERMEYER
                                             ------------------------------
                                              Michael T. Westermeyer



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title

                         Chairman of the Board,           11/25/98
Lowell C. Anderson*      President                        _______
Lowell C. Anderson       and Chief Executive Officer       Date

Herbert F. Hansmeyer*    Director                         11/25/98
Herbert F. Hansmeyer                                      _______
                                                           Date

Michael P. Sullivan*     Director                         11/25/98
Michael P. Sullivan                                       _______
                                                           Date

Dr. Jerry E. Robertson*  Director                         11/25/98
Dr. Jerry E. Robertson                                    _______
                                                           Date

Dr. Gerhard Rupprecht*   Director                         11/25/98
Dr. Gerhard Rupprecht                                     _______
                                                           Date

Edward J. Bonach*       Chief Financial Officer           11/25/98
Edward J. Bonach                                          _______
                                                           Date

Rev. Dennis J. Dease*   Director                          11/25/98
Rev. Dennis J. Dease                                      _______
                                                           Date

James R. Campbell*       Director                         11/25/95
James R. Campbell                                         ________
                                                           Date


Robert M. Kimmitt*       Director                         11/25/98
Robert M. Kimmitt                                         ________
                                                           Date



                                         *By: Power of Attorney



                                          By: /s/ MICHAEL T. WESTERMEYER
                                              --------------------------------
                                              Michael T. Westermeyer
                                              Attorney-in-Fact





                         ALLIANZ LIFE VARIABLE ACCOUNT B

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                       REGISTRATION STATEMENT ON FORM N-4

                                INDEX TO EXHIBITS



EX-99.B9     Opinion and Consent of Counsel

EX-99.B10    Independent Auditors' Consent